UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is CV Therapeutics, Inc., a Delaware corporation (the “Company“ or “CV Therapeutics”). The address and telephone number of the Company’s principal executive office are 3172 Porter Drive, Palo Alto, CA 94304, (650) 348-8500.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9“) relates to the common stock, par value $0.001 per share, of the Company (the “Shares”). As of March 13, 2009, there were approximately 64,372,800 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 (“Subject Company Information”) above, which information is incorporated herein by reference. The Company’s website is www.cvt.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this statement.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Apex Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead (“Acquisition Sub”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding Shares of the Company, at a price of $20.00 per Share (“Offer Price”), net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Gilead and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on March 18, 2009. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Gilead, Acquisition Sub and the Company. The Merger Agreement provides, among other things, that following the successful completion of the Offer, in which at least a majority of the Company’s outstanding Shares (determined on a fully diluted basis based on a formula set forth in the Merger Agreement) are acquired, Acquisition Sub would be merged with and into the Company (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, the Shares that were not acquired in the Offer would be converted into the right to receive the same price paid in the Offer (without interest and subject to applicable withholding taxes). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly owned subsidiary of Gilead (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”).

The initial expiration date of the Offer is 12:00 midnight, New York City time, on April 14, 2009 (which is the minute following 11:59 p.m., New York City time, on such date), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

According to the Schedule TO, the business address and telephone number for Gilead and Acquisition Sub are 333 Lakeside Drive, Foster City, CA 94404, (650) 574-3000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of the Company (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated herein by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Gilead, Acquisition Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Gilead’s right to designate persons to the Company’s Board of Directors (the “Board of Directors”) other than at a meeting of the stockholders of the Company.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and Gilead and Acquisition Sub.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Gilead and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Gilead in the Company’s or Gilead’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Gilead. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances under which Acquisition Sub may have the right not to complete the Offer, or Gilead or the Company may have the right to terminate the Merger Agreement, if the representations and warranties of the Company or Gilead, as applicable, prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Confidentiality Agreement.

Gilead and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), dated March 5, 2008, during the course of discussions between the parties regarding a potential corporate partnering relationship. Under the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential. Gilead agreed to a “standstill” provision placing restrictions for a 36-month period commencing on the date of Confidentiality Agreement on, among other things, the ability of Gilead and its affiliates to acquire or propose to acquire voting securities of the Company or enter into or propose to enter into mergers or certain business combination transactions involving the Company. On February 28, 2009, the Company and Gilead entered into an amendment to the Confidentiality Agreement whereby Gilead was permitted, subject to revocation at any time by the Company, to engage in private and confidential negotiations and discussions with the Company’s management, affiliates or representatives regarding acquisitions of Shares or proposals for a merger or business combination involving the Company. The Merger Agreement supersedes the “standstill” provision of the Confidentiality Agreement and provides that it has no further force or effect.

Stockholder Agreement.

On March 12, 2009, Louis G. Lange, Chairman and Chief Executive Officer of the Company, entered into a stockholder agreement (the “Stockholder Agreement”) with Gilead, pursuant to which he agreed, in his capacity as a stockholder of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire (pursuant to the exercise of stock options or otherwise), to Acquisition Sub in the Offer. Dr. Lange has also agreed to vote all of his Shares in favor of the Merger and the adoption of the Merger Agreement. As of March 13, 2009, Dr. Lange held 339,720 Shares, which represents approximately 0.53% of the outstanding Shares as of such date. The Stockholder Agreement terminates upon any termination of the Merger Agreement. In addition, Dr. Lange beneficially owned an additional 1,185,528 Shares as of such date, comprised of stock options and other securities. The foregoing description is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of the Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board of Directors is aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the Information Statement under the headings “Director Compensation;” “2008 Director Compensation Table;” “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “2008 Summary Compensation Table;” “2008 Grants of Plan-Based Awards Table;” “2008 Outstanding Equity Awards at Fiscal Year-End Table;” “2008 Option Exercises and Stock Vested Table;” “2008 Nonqualified Deferred Compensation Table;” and “2008 Potential Payments Upon Termination Or Change of Control Table.”

Cash Consideration Payable Pursuant to the Offer.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 16, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,532,753 Shares, including 3,010,155 Shares issuable upon exercise of options. If the directors and executive officers were to exercise all such options having an exercise price of less than $20.00 and tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, the directors and officers would receive an aggregate of $23,500,826 in cash pursuant to tenders into the Offer and the exercise of options (net of the exercise prices of such options). The beneficial ownership of Shares of each director and officer is further described in the

Information Statement under the heading “Certain Information Concerning CV Therapeutics—Ownership of CV Therapeutics Common Stock by Directors and Executive Officers.”

Company Stock Options and Restricted Stock Units.

Except with respect to certain stock options and restricted stock units (“RSUs”) granted to executive officers in August 2007, the Company’s 2000 Equity Incentive Plan (the “2000 Incentive Plan”), under which all other stock options and RSUs held by executive officers that are currently unvested were granted, provides for the accelerated vesting and exercisability of any unvested stock options and RSUs in the event of a change of control of the Company, such as would occur when Acquisition Sub accepts Shares for payment in the Offer. In addition, the Company’s Chairman and Chief Executive Officer, Dr. Louis G. Lange, pursuant to his employment agreement, and the Company’s other executive officers, pursuant to executive severance agreements, are entitled to the accelerated vesting, exercisability and distribution of all unvested stock options and RSUs in the event of termination of employment under certain circumstances following a change of control, as more fully described below and in the Information Statement (and incorporated by reference into this Item 3).

The Merger Agreement provides that when Acquisition Sub accepts Shares for payment in the Offer, each outstanding RSU held by any executive officer of the Company, including such RSUs granted in August 2007, whether vested or unvested, other than any RSU granted on or after March 1, 2009 (which will remain outstanding and be assumed by Gilead in accordance with the Merger Agreement at the effective time of the Merger), will be cancelled and the holder thereof will become entitled to an amount equal to the Offer Price. The table below sets forth the gross amount (without taking into account any applicable tax withholding) to be paid to each of the Company’s executive officers in exchange for the cancellation of such executive officer’s outstanding RSUs assuming that Acquisition Sub accepted Shares for payment in the Offer on March 16, 2009.

Name	Value of Vested but Unreleased RSUs	Value of Unvested RSUs	Total
Louis G. Lange, M.D., Ph.D.,	$1,027,620	$5,132,620	$6,160,240
Chairman and Chief Executive Officer

Daniel K. Spiegelman,	50,000	1,156,260	1,206,260
Senior Vice President and Chief Financial Officer

Brent K. Blackburn, Ph.D.,	50,000	1,156,260	1,206,260
Senior Vice President, Drug Discovery and Development

Tricia Borga Suvari, Esq.,	50,000	1,156,260	1,206,260
Senior Vice President, General Counsel and Secretary

Lewis J. Stuart,	27,000	1,041,260	1,068,260
Senior Vice President, Commercial Operations

The Merger Agreement also provides that options to purchase Shares that are outstanding and unexercised as of immediately prior to the Effective Time with an exercise price per Share not greater than $41, including stock options held by the Company’s executive officers and directors, will be assumed by Gilead and become exercisable with respect to Gilead common stock, with the per share exercise price of each assumed option adjusted to equal the amount calculated by dividing the exercise price per Share of the assumed option as of immediately prior to the Effective Time by a fraction, the numerator of which is the Offer Price and the denominator of which is the average trading price of Gilead’s common stock for the five trading days immediately prior to, but excluding, the date on which the Effective Time occurs (the “Option Conversion Ratio”), and rounding up to the nearest cent and the number of shares of Gilead common stock subject to the assumed option adjusted to that number calculated by multiplying the number of Shares subject to the option immediately prior to the Effective Time times the Option Conversion Ratio and rounding down to the nearest share. The vesting of stock options not accelerated pursuant to the terms of the 2000 Incentive Plan will continue to vest following the Effective Time based on the executive officer’s continued service with Gilead or a subsidiary of Gilead. Stock options having an exercise price per Share greater than $41 will be cancelled at the Acceptance Time, without any consideration being payable in respect thereof. The table below sets forth information regarding the stock options held by each executive officer and director having an exercise price per Share not greater than $41 that would be assumed by Gilead at the Effective Time based on those options outstanding as of March 16, 2009.

	Vested Options to be Assumed		Unvested Options to be Accelerated and Assumed		Unvested Options Not to be Accelerated but to be Assumed
Name	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Louis G. Lange, M.D., Ph.D.	924,500	$18.08	22,500	$16.81	375,000	$10.45

Santo J. Costa	56,250	15.06	3,750	8.74	—	—

Joseph M. Davie, M.D., Ph.D.	51,250	17.77	3,750	8.74	—	—

Thomas L. Gutshall	63,750	17.66	3,750	8.74	—	—

Kenneth B. Lee, Jr.	61,875	14.49	5,625	8.74	—	—

Thomas E. Shenk, Ph.D.	58,750	16.70	3,750	8.74	—	—

Daniel K. Spiegelman	348,750	20.07	—	—	93,750	10.45

Brent K. Blackburn, Ph.D.	333,750	19.30	—	—	93,750	10.45

Tricia Borga Suvari, Esq.	323,750	21.08	—	—	93,750	10.45

Lewis J. Stuart	234,950	20.74	—	—	93,750	10.45

The table below sets forth the positive difference in value between the Offer Price and the exercise prices (the “Spread Value”) of the stock options held by the Company’s directors and executive officers as of March 16, 2009.

Name	Spread Value Of Vested Options	Spread Value Of Unvested Options	Total Spread Value Of Options
Louis G. Lange, M.D., Ph.D.	$5,061,818	$3,686,302	$8,748,120

Santo J. Costa	307,425	42,225	349,650

Joseph M. Davie, M.D., Ph.D.	231,300	42,225	273,525

Thomas L. Gutshall	307,425	42,225	349,650

Kenneth B. Lee, Jr.	370,762	63,337	434,099

Thomas E. Shenk, Ph.D.	231,975	42,225	274,200

Daniel K. Spiegelman	1,582,613	895,312	2,477,925

Brent K. Blackburn, Ph.D.	1,582,613	895,312	2,477,925

Tricia Borga Suvari, Esq.	1,396,763	895,312	2,292,075

Lewis J. Stuart	1,015,540	895,312	1,910,852

Employment Agreements with the Company.

The Company has entered into an employment agreement with its Chairman and Chief Executive Officer, as well as executive severance agreements with each of its other executive officers, each of which provides for severance benefits upon certain terminations of employment.

CEO Employment Agreement.

The Company entered into an amended and restated employment agreement (the “Employment Agreement”) with its Chairman and Chief Executive Officer, Dr. Louis G. Lange, M.D., Ph.D., on December 1, 2007 that provides for Dr. Lange to serve as the Company’s Chairman of the Board of Directors, Chief Executive Officer and Chief Science Officer.

Base Salary, Bonus, and Long-Term Incentive and Equity Compensation Awards.

Under the Employment Agreement, the Company has agreed that it shall continue compensating Dr. Lange while he is employed as Chief Executive Officer in the same manner that it has done during his past and present employment with the Company. The Employment Agreement further provides that Dr. Lange is to receive a minimum annual salary of $700,000, and that the Company’s compensation committee (the “Compensation Committee”) shall review Dr. Lange’s base salary and annual bonus compensation in relation to the Company’s peer group and Dr. Lange’s principal peers, and in relation to his performance. As a result of these evaluations, the Compensation Committee may increase Dr. Lange’s base salary and annual bonus compensation from time to time provided that the target annual bonus for Dr. Lange during the term of the Employment Agreement shall be no less favorable than the target annual bonus for Dr. Lange as of the December 2005 effective date of his original employment agreement with the Company.

Term, Termination, Severance and Change of Control.

The Employment Agreement has an eight-year term from December 2005, provided that either the Company or Dr. Lange may terminate his employment at any time and for any reason. In the event of such a termination by the Company without Cause or a resignation by Dr. Lange for Good Reason (as these terms are defined in the Employment Agreement), or if Dr. Lange’s employment with the Company ceases due to his death or disability, the Company is required to make severance payments to Dr. Lange (or his beneficiaries) of two times his base salary and of the amount equal to two times his Average Annual Bonus (as defined in the Employment Agreement, which as provided therein is calculated based on the annual bonuses payable to Dr. Lange under the Company’s annual bonus programs for the three full calendar years prior to the year of termination) as well as a pro rata amount of his target annual bonus for the year of termination, the Company will pay health benefit premiums for Dr. Lange and his family for up to 18 months, and Dr. Lange is entitled to the full vesting of his outstanding stock options as of the date of termination of his employment, extended exercisability of his outstanding stock options for up to 36 months following termination of his employment, Dr. Lange’s previously granted RSUs shall become vested as to the amount of additional Shares to which he would have been entitled if he had continued working for the Company for an additional 12 month period.

In addition, in the event of a change of control of the Company (as would occur if Acquisition Sub accepts Shares for payment in the Offer), if Dr. Lange’s employment with the Company ceases within 18 months thereof as a result of a termination of employment by the Company without Cause or a resignation by Dr. Lange for Good Reason (each as defined in the Employment Agreement), then Dr. Lange would receive all of the benefits described above, except that the Company would be obligated to continue to pay health benefit premiums for up to 24 months, and in the event of any such specified cessation of employment at any time after a change of control of the Company, then Dr. Lange would receive all of the foregoing benefits and, in addition, all of Dr. Lange’s unvested stock options, restricted stock and other equity compensation granted to Dr. Lange would immediately accelerate vesting as to 100% of the Shares subject to such options, restricted stock and other equity compensation.

In the event that any benefits under the Employment Agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is required to make an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. The Employment Agreement provides that as consideration for the severance payments, as well as any equity grants

Dr. Lange may receive from the Company, Dr. Lange will be bound by a non-solicitation and non-competition covenant for a period of one year after termination of employment, a non-disparagement covenant for a period of one year after termination of employment, and a confidentiality covenant. Dr. Lange must also execute a release of claims against the Company in order to be eligible for any severance under the Employment Agreement.

Additional Benefits.

During the term of the Employment Agreement, Dr. Lange is entitled to receive from the Company a monthly automobile allowance of $1,000, reimbursement of certain expenses of up to $25,000 annually, and supplemental long-term disability insurance providing no less than $10,000 coverage per month in additional coverage.

Executive Severance Agreements.

The executive severance agreements with each executive officer (other than the Chairman and Chief Executive Officer) provide that, in connection with a change of control of the Company (as would occur upon Acquisition Sub’s acceptance of Shares for payment in the Offer), all outstanding stock options held by the executive officer will automatically become fully vested and exercisable. In addition, as set forth in the 2000 Incentive Plan, pursuant to which all grants to executive officers that are currently unvested have been made, in the event of a change of control of the Company (as would occur upon Acquisition Sub’s acceptance of Shares for payment in the Offer), each outstanding stock award under the 2000 Incentive Plan will, automatically and without further action by the Company, become fully vested and/or exercisable with respect to all of the Shares subject thereto, and all Shares subject to outstanding RSUs will be distributed to holders thereof, no later than five business days before the closing of such change of control. In August 2007, Dr. Lange and the other executive officers of the Company received grants of stock options and RSUs that waive these provisions of the 2000 Incentive Plan and provide instead, with respect to such August 2007 grants only, that such outstanding stock awards will, automatically and without further action by the Company, become fully vested and/or exercisable with respect to all of the Shares subject thereto, and all Shares subject to such RSUs will be distributed to holders thereof, if the holder thereof has a separation from service from the Company that is a Covered Termination (as defined in the executive severance agreements with each executive officer other than Dr. Lange) within 13 months following a change of control of the Company or due to a termination without Cause or resignation for Good Reason (as defined in the Employment Agreement with Dr. Lange). However, pursuant to the terms of the Merger Agreement, at the time Acquisition Sub accepts Shares for payment in the Offer, each RSU, including those RSUs granted to executive officers in August 2007, whether vested or unvested, other than any RSU granted on or after March 1, 2009 (which will remain outstanding and be assumed by Gilead in accordance with the Merger Agreement at the effective time of the Merger), will be cancelled and the holder thereof will become entitled to an amount in cash equal to the Offer Price.

In addition, under the executive severance agreements with each of the Company’s executive officers (other than the Chairman and Chief Executive Officer), if the executive officer has a separation from service from the Company that is a Covered Termination (as defined in the executive severance agreements) by the Company within 13 months following a change of control of the Company, the executive officer is entitled to receive severance benefits, including the following: 18 months of the executive officer’s base salary at the time of termination and 150% of the executive officer’s annual bonus (if any) earned in the year prior to the change of control; 18 months continued health benefits; and in the event that any benefits would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. Executive officers must execute a general release of claims against the Company in order to be eligible to receive severance under the executive severance agreements.

Summary of Severance Benefits.

An estimate of the value of the severance payable to each executive officer if terminated immediately following the acceptance of Shares for payment by Acquisition Sub in the Offer is set forth in the table below.

Name	Severance Payments	Bonus Payments	Health Benefits	Equity Acceleration	Total
Louis G. Lange, M.D., Ph.D.	$1,694,000	$2,041,337	$38,014	$8,818,922	$12,592,273

Daniel K. Spiegelman	585,000	360,000	28,058	2,051,572	3,024,630

Brent K. Blackburn, Ph.D.	592,500	337,500	28,058	2,051,572	3,009,630

Tricia Borga Suvari, Esq.	555,000	315,000	18,007	2,051,572	2,939,579

Lewis J. Stuart	499,500	285,000	27,886	1,936,572	2,748,958

Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Company’s Board of Directors.

The Merger Agreement provides that, at the time Acquisition Sub accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), Gilead shall be entitled to designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Gilead or Acquisition Sub (including Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then issued and outstanding. Promptly following a request from Gilead, the Company has agreed to use commercially reasonable efforts to cause Gilead’s designees to be elected or appointed to the Board of Directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Board of Directors. From and after the Acceptance Time, to the extent requested by Gilead, the Company shall also use commercially reasonable efforts to cause the individuals designated by Gilead to constitute the number of members (rounded up to the next whole number), as permitted by applicable law including rules of the Nasdaq Global Select Market, on (i) each committee of the Board of Directors and (ii) the board of directors of each of the Company’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Gilead represent on the Board of Directors.

The Merger Agreement provides that until the Effective Time, the Board of Directors will have at least two directors who were directors on March 12, 2009 (“Continuing Directors”). In addition, the Company will designate two alternate Continuing Directors that the Board of Directors will appoint in the event of death, disability or resignation of the Continuing Directors, each of whom shall, following such appointment to the Board of Directors, be deemed to be a Continuing Director.

The Merger Agreement provides that following the election or appointment of Gilead’s designees to the Board of Directors pursuant to the terms of the Merger Agreement and until the Effective Time, each of the following actions may be effected only if there are at least one or more Continuing Directors on the Board of Directors and such action is approved by a majority of such Continuing Directors: (i) action by the Company with respect to any amendment, supplement, modification or waiver of any term or condition of the Merger

Agreement, the Merger, or the certificate of incorporation or bylaws of the Company; (ii) termination of the Merger Agreement by the Company; (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Gilead or Acquisition Sub, or any waiver or assertion of any of the Company’s rights under the Merger Agreement; or (iv) any other consent or action by the Company with respect to the Offer, the Merger or any of the other Contemplated Transactions.

Directors’ and Officers’ Indemnification and Insurance.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law. Article VI of the Company’s Amended and Restated Certificate of Incorporation and Article XI of the Company’s Amended and Restated Bylaws provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty, except to the extent the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a finding of entitlement or an undertaking to repay if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that until the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Gilead shall cause the Surviving Corporation to) indemnify, defend and hold harmless all present directors and officers of the Company as of the date of the Merger Agreement (the “Indemnified Parties”) against any losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Party as an officer or director of the Company, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. In addition, the Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions that are no less favorable to the directors and officers with respect to the indemnification, advancement of expenses to officers, directors and employees and exculpation of each Indemnified Party than are set forth in the Company’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws as in effect as of the date of the Merger Agreement.

The Merger Agreement further provides that, through the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Gilead shall cause the Surviving Corporation to) cause the Company’s directors and officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement (the “Existing D&O Policy”) to be covered under a directors’ and officers’ liability insurance plan on terms with respect to coverage, deductible and amounts no less favorable than the Existing D&O Policy. However, in no event shall the Surviving Corporation be required to spend an aggregate amount in excess of 250% of the current annual premiums paid by the Company for such insurance.

The Merger Agreement also provides that at any time prior to the Effective Time, Gilead may purchase, and at the request of the Company (so long as the one time premium payment for such policy is not more than 250% of the current annual premium paid by the Company), shall purchase a six year prepaid “tail” policy to cover acts prior to the date of the Merger for the Indemnified Parties currently covered by the Existing D&O Policy covering a period of six years from the Effective Time. Any such policy shall be prepaid at the Effective Time and shall be non-cancelable.

Continuing Employees.

The Merger Agreement provides that all employees of the Company and its subsidiaries who continue their employment with Gilead, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (the “Continuing Employees”) shall be entitled to receive, for a period of not less than 24 months following the Effective Time, a base salary at least equal to the base salary provided to such Continuing Employees immediately prior to the Effective Time. The Merger Agreement further provides that any individual who has a title of Senior Vice President as of the date of the Merger Agreement and is reclassified to a title of Vice President shall have a bonus target equal to 40% of such individual’s base salary for any bonus payable for services provided during 2009, after which time such individual’s bonus target shall be set in accordance with Gilead’s annual bonus program. Further, the Merger Agreement provides that Gilead will, or will cause the Surviving Corporation and its subsidiaries to, assume and honor certain employee benefit plans and employment agreements of the Company.

Resignation of the Company’s Officers and Directors.

The Company has agreed to use commercially reasonable efforts to obtain and deliver to Gilead, at the Effective Time, the resignation of each director and officer of the Company and its subsidiaries (excluding the Continuing Directors).

Item 4.	The Solicitation or Recommendation.

On March 12, 2009, the Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement. Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

A letter to the Company’s stockholders and a press release, dated March 18, 2009, communicating the recommendation of the Board of Directors, as well as the joint press release, dated March 12, 2009, issued by the Company and Gilead announcing the Offer, are included as Exhibits (a)(4), (a)(6) and (a)(5) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

The Company is a biopharmaceutical company focused primarily on the discovery, development and commercialization of small molecule drugs for the treatment of cardiovascular diseases. The Company applies advances in molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery. In addition to the Company’s several clinical, preclinical and research programs, the Company, in collaboration with its strategic partners, currently promotes and receives royalties on two products that have received FDA approval, Ranexa® (ranolazine extended-release tablets) (“Ranexa”) and Lexiscan® (regadenoson).

As part of its ongoing business strategy, the Company regularly enters into and explores various arrangements with corporate and academic collaborators, licensors, licensees and other collaborative partners. In implementing this strategy, representatives of the Company have explored additional strategic opportunities to enhance stockholder value, including acquisitions, divestitures, investments, strategic alliances and business combinations. These efforts have resulted in various collaboration arrangements and commercial partnerships with several pharmaceutical and other companies. As part of its exploration of strategic opportunities, the Company has from time to time consulted with financial advisors and has entered into confidentiality and non-disclosure agreements with potential strategic and collaborative partners.

On March 5, 2008, the Company entered into the Confidentiality Agreement in connection with discussions of a potential corporate partnering relationship with Gilead, although no collaboration or partnership arrangement ultimately resulted from these discussions.

On November 14, 2008, the Company received an unsolicited non-binding confidential written indication of interest in acquiring the Company at a price of $16.00 per Share in cash (the “First Astellas Proposal”), from Astellas Pharma Inc. (together with its subsidiaries, “Astellas”), subject to a number of conditions. The Company is party to a license and collaboration agreement with an indirect subsidiary of Astellas, pursuant to which that subsidiary is responsible for the development, manufacturing and commercialization of Lexiscan® in North America and the Company receives a royalty based on product sales of Lexiscan®, and may receive a royalty on another product sold by Astellas.

On November 17, 2008 and November 21, 2008, the Board of Directors met, together with management and representatives of Barclays Capital Inc. (“Barclays Capital”) and legal counsel, to review and consider the First Astellas Proposal. At those meetings, the Board of Directors discussed in detail the First Astellas Proposal and the outlook for the Company on a stand-alone basis. The Board of Directors also received a presentation from representatives of Latham & Watkins LLP (“Latham”), the Company’s legal counsel, regarding the fiduciary and legal duties of the Board of Directors. At the conclusion of the meeting on November 21, 2008, the Board of Directors determined that the First Astellas Proposal was not in the best interests of the Company and its stockholders.

On November 21, 2008, Dr. Louis Lange sent a confidential letter to Masafumi Nogimori, President and Chief Executive Officer of Astellas, informing him of the Board of Directors’ decision to reject the First Astellas Proposal.

Although representatives of the Company and Astellas held discussions from time to time during the months of December 2008 and January 2009, Astellas did not offer to increase the $16.00 per Share offered in the First Astellas Proposal, and representatives of the Company continued to inform Astellas that the Company remained uninterested in the First Astellas Proposal.

On January 27, 2009, Astellas issued a press release in which it made public a letter separately sent by Mr. Nogimori that day to Dr. Lange and the Board of Directors, in which Mr. Nogimori asked the Company to reconsider the First Astellas Proposal (the “Second Astellas Proposal”) and publicly expressed disappointment in the Company’s rejection of the First Astellas Proposal.

On January 27, 2009 and January 28, 2009, the Board of Directors met with management, its legal counsel and Barclays Capital to discuss the Second Astellas Proposal. At the meeting, the Board of Directors determined to again review the $16.00 per Share Astellas offer in light of the Second Astellas Proposal. The Board of Directors discussed the renewed evaluation and analysis that would be required to assist it in its second review of the Astellas proposal and asked Barclays Capital, the Company’s financial advisor, together with the Company’s other advisors, to prepare such analysis. Latham reviewed with the Board of Directors the fiduciary duties and legal responsibilities of the Board of Directors previously outlined at its November 17, 2008 and November 21, 2008 meetings.

On January 30, 2009, Goldman, Sachs & Co. (“Goldman Sachs”), as an additional financial advisor, together with Barclays Capital, began assisting the Board of Directors in evaluating the Second Astellas Proposal and potential strategic alternatives.

Beginning in late January and throughout the first half of February 2009, at the direction of the Board of Directors, representatives of the Company and its financial advisors began to hold various confidential preliminary and exploratory discussions with potential interested parties regarding potential strategic alternatives for the Company. Members of the Company’s management met regularly by telephone and in person with representatives of Barclays Capital, Goldman Sachs, Latham and the Company’s other advisors to consider and discuss updates regarding these potential strategic alternatives, as well as to discuss the Second Astellas Proposal, in preparation for the Board of Directors’ renewed review of the Astellas proposal.

As part of this effort, in late January and early February 2009, Dr. Lange and John C. Martin, Ph.D., Chief Executive Officer and Chairman of the Gilead board of directors, discussed a potential alternative transaction to the Second Astellas Proposal designed to further enhance stockholder value. On February 11, 2009, the Company granted a waiver to the Confidentiality Agreement to permit Gilead to submit a written indication of interest in such a transaction. Discussions between representatives of the Company and representatives of Gilead continued from time to time throughout February. However, no formal indication of interest or other proposal was submitted pursuant to the waiver.

On February 19, 2009, the Board of Directors met with management and the Company’s financial and legal advisors to consider the Second Astellas Proposal. At that meeting, the Board of Directors reviewed the Company’s stand-alone strategic plan, the outlook for the Company on a stand-alone basis, future product releases, and the exploration of other strategic alternatives for the Company, including with Gilead. Representatives of Barclays Capital and Goldman Sachs discussed the financial aspects of the Second Astellas Proposal in detail with the Board of Directors. The Board of Directors also considered the volatile financial markets, the state of the economy, the future prospects of the Company and the conditional nature of the Second Astellas Proposal. Representatives of Latham again reviewed the legal and fiduciary obligations of the Board of Directors. After further discussion and consideration of the Second Astellas Proposal, the Board of Directors again concluded that the $16.00 Astellas proposal significantly undervalued the Company and was not in the best interests of the Company and its stockholders.

On February 20, 2009, Dr. Lange sent a letter to Mr. Nogimori informing Mr. Nogimori of the Board of Directors’ decision and the Company issued a press release including the contents of that letter.

On February 26, 2009, Dr. Martin and Dr. Lange met at Gilead’s offices in Foster City to further discuss a potential transaction between Gilead and CV Therapeutics.

On the morning of February 27, 2009, Astellas commenced a cash tender offer (the “Astellas Offer”) at the same $16.00 price per Share as the First Astellas Proposal and the Second Astellas Proposal (the “Astellas Offer Price”).

On February 27, 2009, Astellas US Holding, Inc. (“Astellas US”) commenced an action in the Delaware Court of Chancery against the Company and its current directors seeking: (i) declaratory and injunctive relief to prevent application of the Rights Agreement (as defined in Item 8 (“Additional Information—Rights Agreement”) below) in a manner so as to preclude the Company’s stockholders from tendering their Shares pursuant to the Astellas Offer and/or from exchanging information, attending meetings or conducting discussions regarding the Astellas Offer, (ii) a declaration that the Company’s Board of Directors breached its fiduciary duties by approving the recent amendments to the Rights Agreement (as defined in Item 8 (“Additional Information—Rights Agreement”) below) and (iii) a declaration that the Astellas Offer has not violated and will not violate the “standstill” provision of the stock purchase agreement the Company and Astellas entered into in 2000. See Item 8 (“Additional Information—Litigation and Proxy Solicitation”).

On February 28, 2009, as part of the ongoing discussions, Gilead and the Company entered into an amendment to the Confidentiality Agreement to permit Gilead to make a formal proposal for a strategic transaction involving the Company that would provide greater value to stockholders than the Astellas Offer.

On March 2, 2009, Gilead sent a written expression of interest to the Company to acquire all of the outstanding Shares at a price per Share in cash of $18.50, subject to completion of due diligence, final Gilead board approval and execution of definitive documentation on or prior to March 11, 2009. On March 3, 2009, Gilead delivered a draft merger agreement relating to the acquisition of the Company by Gilead as outlined in the expression of interest.

On March 4, 2009, the Board of Directors met to discuss the Gilead expression of interest. At that meeting, management reviewed conversations held with representatives of Gilead and the terms of the Gilead proposal. Management also updated the Board of Directors on discussions with other potential parties interested in a strategic transaction with the Company, who had been contacted at the direction of the Board of Directors. The Board of Directors directed management to continue negotiations with Gilead, including with respect to price, while continuing to explore other strategic alternatives.

On March 5, 2009, representatives of the Company sent a formal list of high level issues raised by Gilead’s draft merger agreement to Gilead and again asked Gilead to increase the price payable to the Company’s stockholders.

From March 4, 2009 through March 6, 2009, representatives of the Company discussed the Gilead expression of interest with representatives of Gilead, during which representatives of the Company asked Gilead to increase the consideration payable to the Company’s stockholders. Representatives of the Company also expressed concern with the terms of the draft merger agreement, including the provisions relating to the circumstances under which the Company would be permitted to respond to a third party acquisition proposal or to terminate the merger agreement in order to accept a superior offer.

On March 6, 2009, Astellas issued a press release stating its intention to nominate two directors for election to the Company’s Board of Directors and submit a stockholder proposal to remove the remaining four directors at the Company’s 2009 annual meeting of stockholders. Later that day, representatives of Astellas’ financial advisor, Lazard Freres & Co. LLC (“Lazard”), contacted one of the Company’s financial advisors to informally inquire about the Astellas Offer. That financial advisor noted the press release issued that day, and informed Lazard that the Company was not interested in discussing the Astellas Offer at the Astellas Offer Price at that time. Lazard informally indicated that Astellas might be somewhat flexible with respect to the Astellas Offer Price, subject to due diligence, but did not propose anything more specific.

Throughout the weekend of March 7, 2009 and March 8, 2009, representatives of the Company and its financial and legal advisors held several discussions with Gilead and its financial and legal advisors to discuss the terms of the Gilead proposal to acquire the Company.

Throughout the week of March 9, 2009, representatives of the Company and Latham met regularly by telephone with representatives of Gilead and Cooley Godward Kronish LLP, legal counsel to Gilead, to negotiate and finalize the terms of the draft merger agreement and related transaction terms.

On March 9, 2009, as part of the discussions and negotiations with Gilead, the Company received an updated written expression of interest from Gilead to acquire all of the outstanding Shares at a price per Share in cash of $19.50. This expression of interest was expressly conditioned, among other things, on execution of mutually acceptable definitive documentation prior to the filing of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Astellas Offer, which was required to be filed no later than March 12, 2009.

On March 10, 2009, representatives of Lazard again contacted one of the Company’s financial advisors to informally discuss the Astellas Offer. Without indicating the specific terms or the proposed price set forth in Gilead’s expression of interest, that financial advisor indicated that the Company had received an expression of interest in excess of the Astellas Offer Price. Although the representatives of Lazard indicated that Astellas might be willing to increase the price per Share in the Astellas Offer up to an amount per Share in excess of the Astellas Offer Price, no formal proposal or increase was made by Astellas. The amount informally indicated by the representatives of Lazard was less than the amount then being proposed by Gilead.

Also on March 10, 2009, the Board of Directors met with management and the Company’s financial and legal advisors to, among other things, review the updated expression of interest from Gilead, as well as the Astellas Offer, including the indication by Lazard that Astellas might be willing to increase the Astellas Offer Price. The Board of Directors reviewed and discussed the Company’s strategic plan, future product releases, and the exploration of other strategic alternatives for the Company, including the results of the negotiations relating to the March 9, 2009 expression of interest from Gilead and a review of the discussions with Lazard. Representatives of Latham again reviewed the legal and fiduciary obligations of the Board of Directors and also reviewed some of the key terms of the draft merger agreement being negotiated with Gilead. The Board of Directors directed management to continue negotiations with Gilead and attempt to obtain a higher price for stockholders, and authorized completion of the documentation relating to the Gilead transaction for approval by the Board of Directors, assuming agreement on terms. The Board of Directors also suggested that representatives of the Company reach out to representatives of Astellas about increasing its offer price.

On March 11, 2009, at the direction of the Board of Directors, Dr. Lange discussed the March 9, 2009 Gilead expression of interest with Dr. Martin and requested that Gilead increase the price payable to stockholders. In connection with these discussions, and following a meeting of Gilead’s board of directors, Gilead increased the price it was willing to offer to stockholders of the Company to $20.00 per Share.

In addition, on March 11, 2009, one of the Company’s financial advisors again spoke with representatives of Astellas’ financial advisor, Lazard. That financial advisor indicated to Lazard that the Company had received an expression of interest for a transaction that exceeded the potential increased price per Share suggested previously by Lazard on March 10, 2009. The representatives of Lazard indicated that Astellas would not be willing to increase its offer price beyond the price communicated by Lazard on March 10, 2009 (which price was less than the Offer Price).

On March 11, 2009 and March 12, 2009, the Board of Directors met again with its management team and the Company’s financial and legal advisors to, among other things, review the Astellas Offer and the updated Gilead proposal. Representatives of Latham again reviewed the legal and fiduciary obligations of the Board of Directors in considering both the Astellas Offer and the Gilead proposal. The Board of Directors reviewed with its advisors the legal and other terms and conditions of the Astellas Offer and determined to recommend that the Company’s stockholders reject the Astellas Offer. Barclays Capital and Goldman Sachs reviewed with the Board of Directors their respective presentations as to the financial aspects of Gilead’s Offer and Gilead’s Offer Price and delivered to the Board of Directors their respective oral opinions as to the fairness of Gilead’s Offer Price, from a financial point of view, to the Company’s stockholders (other than Acquisition Sub or any of its affiliates), which oral opinions were subsequently confirmed in writing. See Item 4 (“The Solicitation or Recommendation—Opinion of Barclays Capital” and “Opinion of Goldman Sachs”) below. Representatives of Latham described the Gilead transaction structure and the terms of the Merger Agreement, including the conditions to the Offer and the Merger, the Board of Directors’ right to consider acquisition proposals after the execution of the Merger Agreement, the Company’s right to terminate the Merger Agreement in the event the Company receives a superior offer from a third party, and the other termination provisions of the Merger Agreement. The Company’s legal counsel and financial advisors noted that the termination fee had been reduced from the initial proposal and was within the customary range of termination fees for transactions of this type. Representatives of Latham also noted that the provisions of the Merger Agreement relating to the Board of Directors’ right to consider acquisition proposals after the execution of the Merger Agreement and the

Company’s right to terminate the Merger Agreement in the event the Company receives a superior offer from a third party had been extensively negotiated to provide greater flexibility to the Company than was originally included in the draft provided by Gilead. Representatives of Latham also reviewed with the Board of Directors the terms of a proposed amendment to the Rights Agreement to be entered into in connection with the Merger Agreement and other matters related to the proposed transaction with Gilead. See Item 8 (“Additional Information—Rights Agreement”). Following deliberation, after consultation with its financial advisors and legal counsel, the Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt this Agreement.

On the morning of March 12, 2009, the Merger Agreement was executed by the Company and Gilead and a joint press release was issued announcing the transaction.

On March 16, 2009, Astellas terminated the Astellas Offer and issued a press release stating that it will not propose directors for the Board of Directors or make any other proposals at the Company’s 2009 annual meeting of stockholders. The press release also stated that Astellas intends to withdraw its related lawsuit filed on February 27, 2009 against the Company and its directors. Later on March 16, 2009, Astellas voluntarily dismissed the lawsuit.

Reasons for the Recommendation.

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement, the Board of Directors, after consultation with the Company’s advisors and the Company’s management, considered a number of factors. The Board of Directors considered the following material factors, which it believes support its recommendation:

•

Premium to Market Price. The $20.00 price to be paid for each Share, which represented a 76% premium over the closing price of the Shares on January 26, 2009, the last trading day before the Second Astellas Proposal was made public, a 109% premium over the average closing price of the Shares for the 30 trading day period prior to the last trading day before the Second Astellas Proposal was made public, a 25% premium over the closing price for the Shares on March 11, 2009, the last trading day before the Offer and the Merger were announced, and a 28.6% premium over the average closing price of the Shares for the 30 trading day period prior to announcement of the Merger Agreement.

•

The Company’s Business and Financial Condition and Prospects. The Board of Directors’ familiarity with the business, operations, prospects, business strategy, properties, assets, and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008) in a highly volatile and unpredictable financial environment.

•

Review of Strategic Alternatives. The Board of Directors’ belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s financial advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Market Check. The Board of Directors’ belief that the Company, with the assistance of its financial advisors, conducted a thorough market check during the period following the announcement of the

Second Astellas Proposal and that the public nature of the Second Astellas Proposal created an opportunity for other potential interested parties to approach the Company with proposals in the event such parties were interested in a strategic transaction.

•

Negotiations with Gilead. The course of negotiations between the Company and Gilead, resulting in two increases in the price per Share offered by Gilead, and a reduction in the restrictions in the Merger Agreement relating to the Board of Directors’ right to consider acquisition proposals and the Company’s right to terminate the Merger Agreement in the event the Company receives a superior offer from a third party, and the Board of Directors’ belief based on these negotiations that this was the highest price per Share that Gilead was willing to pay and these were the most favorable terms to the Company to which Gilead was willing to agree.

•

Likelihood of Completion. The belief of the Board of Directors that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition, Gilead’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, and the limited number of conditions to the Offer and Merger.

•

Barclays Capital’s and Goldman Sachs’ Financial Analyses and Opinions. The separate financial analyses prepared at the request of the Board of Directors by Barclays Capital and Goldman Sachs on March 11, 2009, and the separate oral opinions of Barclays Capital and Goldman Sachs, subsequently confirmed in writing, that as of March 12, 2009, and based upon and subject to the respective factors and assumptions set forth in their separate written opinions, the $20.00 per Share consideration to be received by the holders of the Shares (other than Acquisition Sub and any of its affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the respective written opinions of each of Barclays Capital and Goldman Sachs, each dated March 12, 2009, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes II and III, respectively. Barclays Capital and Goldman Sachs provided their respective opinions for the information and assistance of the Board of Directors in connection with its consideration of the Offer. Neither the opinion of Barclays Capital nor the opinion of Goldman Sachs is a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

•

Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid in the Offer.

•

Extension of Offer. The fact that Acquisition Sub will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders.

•

The Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written bona fide proposal for a business combination from a third party prior to completion of the Offer, and the right of the Board of Directors after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $44 million (approximately 3% of the transaction value).

•	Reasonableness of Termination Fee. The consideration by the Board of Directors of the termination fee payable by the Company to Gilead in the event of certain termination events under the Merger

Agreement in the context of termination fees that have been negotiated in other transactions and the Board of Directors’ determination that the termination fee is within the customary range of termination fees for transactions of this type.

•

Board’s Ability to Withdraw or Change its Recommendation. The Board of Directors’ ability under the Merger Agreement, to withdraw or modify, in a manner adverse to Gilead, the Board of Directors’ recommendation in favor of the Offer and the Merger under certain circumstances, including in connection with a superior offer or an intervening event, subject to payment of a termination fee of $44 million if, as a result, Gilead terminates the Merger Agreement.

•

Availability of Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

•

The Continuing Adverse Impact of the Astellas Offer. The adverse impact of the Astellas Offer on the Company’s ongoing business, relationships with customers and employees and on competition, and the Board of Directors’ belief, based on the actions of Astellas, that in the absence of an alternative transaction, the Astellas Offer and related litigation would be extended and a proxy contest would be launched by Astellas in the absence of a transaction providing greater immediate value to the Company’s stockholders, which the Board of Directors believes would result in further distraction and could have led stockholders to tender into the Astellas Offer at $16.00 per Share against their long term interests, rather than undertaking continued risks of execution in the Company’s strategic plan over the longer term.

•

Absence of Meaningful Increase in Offer Price by Astellas. The Board of Directors’ consideration of the fact that since November 2008, Astellas had not increased the consideration it was willing to formally offer the Company’s stockholders, and the statement by representatives of Astellas’ financial advisor that Astellas was not willing to increase the consideration to the Company’s stockholders to an amount in excess of Gilead’s Offer Price.

The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of improvements to the Company’s operations.

•

Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers and employees and its ability to attract and retain key management, scientific, research and sales personnel.

•

Effect of Failure to Complete Transactions. If the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers, suppliers, business partners and employees after the announcement of the Offer, the Company’s business may be subject to significant disruption, the market’s perceptions of the Company’s prospects could be adversely affected, and the Company’s directors, officers, and other employees will have expended considerable time and effort to consummate the transactions.

•

Change in Prospects Pending Closing. The risk that the Company’s prospects could change materially, including in ways beneficial to the Company, but in ways that do not constitute an intervening event that would entitle the Board of Directors to change its recommendation to the Company’s stockholders, and the price per Share offered under the Merger Agreement is fixed at $20.00 per Share, regardless of such changes.

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Gilead, which may delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and the Merger.

•

Termination Fee. The requirement that the Company pay a termination fee of $44 million if the Merger Agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for the Company prior to the completion of the Offer, and could impact the Company’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•

Interests of the Board and Management. The executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Opinion of Barclays Capital.

The Company engaged Barclays Capital to act as its financial advisor with respect to its consideration of the Astellas Offer and its related exploration of strategic alternatives for the Company, including a possible sale of the Company. In that capacity, Barclays Capital assisted the Board of Directors in evaluating the Astellas Offer, and rendered its opinion to the Board of Directors as to the inadequacy from a financial point of view of the Astellas Offer. Also pursuant to its engagement, Barclays Capital assisted the Board of Directors in exploring strategic alternatives and in its evaluation and negotiation of the proposal by Gilead that led to the Merger Agreement.

On March 12, 2009, Barclays Capital rendered its opinion to the Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be received by the stockholders of the Company pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such stockholders. The full text of Barclays Capital’s written opinion, dated as of March 12, 2009, is attached as Annex II to this Schedule 14D-9. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the Board of Directors, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company pursuant to the Merger Agreement and does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act with respect to the proposed Merger. The terms of the Contemplated Transactions were determined through arm’s-length negotiations between the Company and Gilead with the assistance of their legal counsel and were unanimously approved by the Board of Directors. Barclays Capital did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Contemplated Transactions. Barclays Capital was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Contemplated Transactions. In addition, Barclays Capital expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Contemplated Transactions, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Contemplated Transactions. No limitations were imposed by the Board of Directors upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things, reviewed and analyzed:

•	the Merger Agreement and the specific terms of the Contemplated Transactions;

•

publicly available information concerning the Company that Barclays Capital believed to be relevant to its analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•

financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays Capital by the Company, including financial projections of the Company prepared by management of the Company, which reflect, among other things, financial projections with respect to the products Ranexa and Lexiscan® (“Company Projections”);

•	the trading history of the Company’s common stock from March 11, 2008 to March 11, 2009 and a comparison of that trading history with those of other companies that Barclays Capital deemed relevant;

•	a comparison of the historical results, present financial condition, and projected performance of the Company with those of other companies that Barclays Capital deemed relevant;

•	a comparison of the financial terms of the Contemplated Transactions with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•	published estimates of independent research analysts with respect to the future financial performance of the Company; and

•	the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to the purchase of all or a part of the Company.

In addition, Barclays Capital held discussions with the management of the Company concerning the businesses, operations, assets, liabilities, financial condition and prospects of the Company and undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by it without any independent verification of such information and further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, Barclays Capital assumed that the Company Projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform substantially in accordance with the Company Projections. In addition, for purposes of its analysis, Barclays Capital considered certain sensitized analyses based on estimates and assumptions of the management of the

Company. Barclays Capital discussed these sensitized analyses with the management of the Company and the Company agreed with the appropriateness of the use of such sensitized analyses in performing the analysis. Barclays Capital assumed no responsibility for and expressed no view as to the Company Projections or other estimates of future performance provided to it by the Company’s management or as to the assumptions relied upon by the management of the Company in preparing the Company Projections and other estimates. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays Capital’s opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Barclays Capital assumes no responsibility for updating or revising its opinion based on events or circumstances that might occur after the date of its opinion.

Barclays Capital did not express any opinion as to any tax or other consequences that might result from the Contemplated Transactions, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understood that the Company had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the Contemplated Transactions on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing the opinion it rendered to the Board of Directors regarding the consideration to be offered to the Company’s stockholders pursuant to the Merger Agreement. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Contemplated Transactions. None of the Company, Gilead, Acquisition Sub, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Share Price Analysis.

Barclays Capital reviewed the closing prices of the Company’s common stock for the period from March 11, 2008 to March 11, 2009. During the period from March 11, 2008 until January 26, 2009 (the last trading day before the Second Astellas Proposal was publicly announced), Barclays Capital observed a range of closing prices from $5.59 to $11.79. Barclays Capital observed that the consideration of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement represents:

•	a premium of 76.2%, based on the closing price of $11.35 per Share on January 26, 2009; and

•	a premium of 129.4%, based on the volume weighted average trading price from January 25, 2008 through January 26, 2009 of $8.72.

Discounted Equity Research Share Price Targets Analysis.

Barclays Capital reviewed future public market share price targets for the Company’s common stock prepared and published by equity research analysts. These targets reflect each equity research analyst’s estimate of the future public market trading price of shares of the common stock. The range of future public market share price targets for the common stock, discounted to the present using a discount rate of 12.5% (the mid-point of the estimated 11% to 14% discount rate range), was approximately $7.00 to $18.00 per Share. Barclays Capital noted that this range was below the price of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement.

The public market share price targets prepared and published by equity research analysts do not necessarily reflect current market trading prices for the common stock and these estimates are based on assumptions as to the Company’s future performance and as to conditions in the equity markets that are inherently uncertain.

Barclays Capital also noted that since the announcement of the Astellas Offer, some equity research analysts had prepared and published predictions as to the price at which the Company might be sold, to Astellas or another bidder. Those predictions ranged from approximately $16.00 to $19.00 per Share.

Selected Comparable Public Company Analysis.

In order to assess how the public market values shares of similar publicly traded companies compared to the valuation of the Company, Barclays Capital reviewed and compared specific financial and operating data relating to the Company with corresponding data for selected companies that Barclays Capital deemed comparable to the Company. The companies selected for the purpose of this analysis were grouped into two categories (identified by Barclays Capital as Specialty / Biotech and Mature Biotech), each of which Barclays Capital deemed relevant in certain respects, as follows:

Specialty / Biotech	Mature Biotech
Actelion Pharmaceuticals Ltd.	Genentech, Inc.
Alexion Pharmaceuticals, Inc.	Amgen Inc.
OSI Pharmaceuticals, Inc.	Gilead Sciences, Inc.
United Therapeutics Corporation	Celgene Corporation
Auxilium Pharmaceuticals, Inc.	Genzyme Corporation
BioMarin Pharmaceuticals Inc.	Biogen Idec Inc.
Acorda Therapeutics, Inc.
The Medicines Company

Barclays Capital calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s projected revenues, earnings and long-term growth, ratio of its current stock price to its projected earnings per share (commonly referred to as a price earnings ratio, or P/E), and ratio of its P/E to growth (price-earnings-growth ratio or P/E/G). The enterprise value (EV) of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of March 11, 2009. Barclays Capital’s analysis focused on the enterprise value to estimated revenues for 2009 due to the current and near-term projected negative earnings of the Company, among other factors. The results of this selected comparable company analysis are summarized below:

Specialty/Biotech Companies		Mature Biotech Companies
2009E	EV/Revenue	2009E	EV/Revenue
Range	0.69 – 13.49	Range	2.63 – 6.57
Mean	5.48	Mean	4.73
Median	4.37	Median	4.85

2010E		2010E
Range	0.57 – 5.93	Range	2.29 – 6.05
Mean	3.77	Mean	4.17
Median	3.85	Median	4.19

Barclays Capital selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company. However, because no selected comparable company is exactly the same as the Company, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, business mix and diversification, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected company analysis. Based upon these judgments, Barclays Capital selected a range of 4 to 6 times the 2009 revenues contained in the Company Projections to calculate an indicative range of approximately $13.00-$19.00 per Share. Barclays Capital noted that the consideration of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement was above this range.

Discounted Future Stock Price Analysis.

Barclays Capital performed a discounted future stock price analysis with respect to the Company using the Company Projections. Pursuant to this analysis, Barclays Capital calculated a range of prices at which the Company’s common stock might trade in 2014 if the common stock then traded at prices representing forward multiples of between 15 and 20 times the projected earnings per share (EPS) for 2015, as reflected in the Company Projections. The indicative 2014 share prices that were generated through this analysis were then discounted to reflect indicative current per share values using discount rates of between 11% and 14%.

These calculations by Barclays Capital produced an indicative range of values for the Company’s common stock of between approximately $16.00 and $25.00 per Share. Barclays Capital noted that the consideration of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement was within this range.

Discounted Cash Flow Analysis.

Barclays Capital performed a discounted cash flow analysis with respect to the Company based on the Company Projections. To calculate the implied enterprise value of the Company using the discounted cash flow method, Barclays Capital added (i) the present value of Company’s projected after-tax unlevered free cash flows from the Company Projections for fiscal years 2009 through 2016 to (ii) the present value of the “terminal value” of the Company as of the end of 2016. The unlevered free cash flows and the terminal value were discounted to January 1, 2009 using a discount rate range of 11% to 14%. The after-tax unlevered free cash flows were calculated by taking the tax-affected operating earnings (before net interest and tax expense) and adding depreciation and amortization of intangibles, subtracting capital expenditures, deferred revenue, and adjusting for changes in working capital, among other adjustments. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated based on a forward price / earnings multiple range of 15x to 20x. Barclays Capital then calculated a range of implied prices per Share of the Company by (i) subtracting estimated net debt as of December 31, 2008 and (ii) adding the present value of anticipated tax deductions from net operating losses carryforwards from the estimated enterprise value that had been derived using the discounted cash flow method and dividing that estimated value by the fully diluted number of shares of the Company’s common stock.

This analysis produced an indicative range of values of between approximately $18.00 and $28.00 per Share. Barclays Capital noted that the consideration of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement was within this range.

Barclays Capital observed that analyses of that type, that rely on forecasts of cash flows to be generated many years into the future, are inherently sensitive to changes in the assumptions used in preparing the underlying financial forecasts. Key assumptions identified by Barclays Capital in this regard included the peak sales levels for the Company’s Ranexa and Regadenoson products and the probability of success of the Company’s pipeline products. Barclays Capital illustrated, by way of example, that changing the assumptions between a range of potential values provided by management could cause the net present value calculation to increase by as much as $11.00 per Share or decrease by as much as $8.00 per Share.

Products and Pipeline Net Present Value Analysis.

Barclays Capital conducted a net present value analysis of the net after-tax cash flow forecast by management to be generated by the Company’s existing marketed and pipeline products. To perform this analysis, Barclays Capital used forecasts provided by the Company’s management of the cash flows expected to be derived from the Company’s existing products and from products in the Company’s pipeline covering the years from 2009 through 2035. Unlike a discounted cash flow analysis, no terminal value was calculated. Instead, the projected cash flows, which were net of the expenses forecast by management to be incurred with respect to the products (including allocable corporate overhead), were discounted to present value using a range of rates between 11% and 14%. The net cash flows were then tax-effected by estimating the discounted value of unlevered cash tax expense over the projection period while also giving pro forma effect to the to tax offset afforded by the Company’s existing net operating loss carryforwards. In performing the analysis, Barclays Capital assumed that the projected cash flows could be generated without the need for additional capital.

Based on this analysis, Barclays Capital calculated a range of indicative values of approximately $20.00 to $25.00 per Share. Barclays Capital noted that the consideration of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement was at the bottom end of this range.

Barclays Capital observed that analyses of that type, that rely on forecasts of cash flows to be generated many years into the future, are inherently sensitive to changes in the assumptions used in preparing the underlying financial forecasts. Key assumptions identified by Barclays Capital in this regard included the peak sales levels for the Company’s Ranexa and regadenoson products and the probability of success of the

Company’s pipeline products. Barclays Capital illustrated by way of example that, changing the assumptions between a range of values provided by management could cause the net present value calculation to increase or decrease by as much as $8.00 per Share.

Selected Comparable Transaction Analysis.

Barclays Capital reviewed the terms of 19 acquisitions of companies in the biotechnology and specialty pharmaceutical sector valued between $300 million and $15.4 billion and announced between February 10, 2003 and the present. As described below, Barclays Capital applied a premium analysis and a revenue multiple analysis to the terms of the selected transactions. The transactions selected for this analysis were as follows:

Announcement Date	Acquiror/Target
10/6/2008	Eli Lilly and Company / ImClone Systems Incorporated
7/10/2008	Novartis AG / Speedel Holding Ltd.
7/3/2008	Shire plc / Jerini AG
6/5/2008	Beaufour Ipsen Pharma / Tercica, Inc.
4/10/2008	Takeda Pharmaceutical Company Limited / Millennium Pharmaceuticals, Inc.
12/10/2007	Eisai Co. Ltd. / MGI Pharma, Inc.
11/18/2007	Celgene Corporation / Pharmion Corporation
4/23/2007	AstraZeneca PLC / MedImmune, Inc.
11/19/2006	Actelion Pharmaceuticals Ltd. / CoTherix, Inc.
11/9/2006	Genentech, Inc. / Tanox, Inc.
11/6/2006	Abbott Laboratories / KOS Pharmacueticals, Inc.
10/17/2006	Eli Lilly and Company / ICOS Corporation
10/10/2006	Genzyme Corporation / AnorMED, Inc.
10/2/2006	Gilead Sciences, Inc. / Myogen, Inc.
12/14/2005	Amgen Inc. / Abgenix, Inc.
6/16/2005	Pfizer Inc. / Vicuron Pharmaceuticals, Inc.
4/21/2005	Shire plc / Transkaryotic Therapies, Inc.
5/18/2004	UCB / Celltech Group plc
2/10/2003	Johnson & Johnson / Scios Inc.

Premium Analysis. For each selected comparable transaction, Barclays Capital calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical share price on the following dates: (i) one trading day prior to announcement, (ii) one month prior to announcement, and (iii) three months prior to announcement. The following table reflects the results of this analysis for the selected transactions:

	% Premium
	1-Day	1-Month	3-Month
High	168%	144%	145%

Mean	56%	67%	74%

Median	51%	68%	70%

Low	18%	20%	20%

Barclays Capital determined based on its review of the data summarized above that the appropriate premium range in analyzing the Contemplated Transactions would be 40%—80%. Barclays Capital noted that applying that selected premium range to the closing price of the Company’s common stock on January 26, 2009 (the last trading day before the Astellas Offer was first publicly announced) produced an indicative range of approximately $16.00 to $20.00 per Share, as compared to the consideration to be offered to the Company’s stockholders pursuant to the Merger Agreement of $20.00 per Share.

Revenue Multiple Analysis. For each selected comparable transaction, Barclays Capital calculated the ratio of the enterprise value of the acquired company implied by the applicable transaction terms to the estimated revenues for the first and second years following the date of the transaction (a valuation metric similar to the one used by Barclays Capital in its selected comparable company analysis). The following table reflects the results of this analysis for the selected transactions:

EV/Projected Revenue
	1-yr.	2-yr.

High	18.12x	20.22x

Mean	8.94x	9.75x

Median	7.98x	9.09x

Low	3.28x	2.92x

Barclays Capital determined based on its review of the data summarized above that the appropriate range of revenue multiples to be applied in analyzing the Contemplated Transactions was from 5 to 8 times estimated 2009 revenues. Based on this multiple range and the estimate of the Company’s 2009 revenues provided by the Company’s management, Barclays Capital calculated an indicative range of approximately $16.00 to $24.00 per Share. Barclays Capital noted that the consideration of $20.00 per Share to be offered to the Company’s stockholders pursuant to the Merger Agreement was within this range.

No company or transaction used in the comparable transaction analysis is identical to the Company or the Contemplated Transactions with Gilead. In evaluating the precedent transactions, Barclays Capital made judgments and assumptions with regard to the industry performance, general business, economic, market and other factors, and also take into account recent developments in the capital markets generally, which could affect the values of the companies being acquired and the circumstances under which acquisitions were negotiated.

General.

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board of Directors selected Barclays Capital because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Contemplated Transactions.

Barclays Capital is acting as financial advisor to the Company in connection with the Contemplated Transactions. As compensation for its services in connection with the Contemplated Transactions, the Company has agreed to pay Barclays Capital a fee of up to approximately $10.9 million, a portion of which became due and payable upon execution of the Merger Agreement, and a substantial portion of which is contingent upon completion of a sale of the Company, including as a result of the Contemplated Transactions. Barclays Capital has performed various investment banking and financial services for the Company, Gilead and their affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital has provided (i) investment banking and financial services for the Company in connection with the Company’s partnership collaboration efforts and (ii) risk management services for Gilead in connection with foreign currency transactions. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade in the common stock and other securities of the Company and Gilead for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Goldman Sachs.

Goldman Sachs rendered its opinion to the Board of Directors that, as of March 12, 2009 and based upon and subject to the factors and assumptions set forth therein, the $20.00 per Share in cash proposed to be paid to the holders of Shares (other than Acquisition Sub and any of its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 12, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex III. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with the Board of Directors’ consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company (the “Forecasts”), including certain sensitivity analyses to such Forecasts, prepared by the Company’s management and approved for Goldman Sachs’ use by the Board of Directors.

Goldman Sachs also held discussions with members of the senior management of the Company and the Board of Directors regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including the sensitivity analyses to the Forecasts. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology and specialty pharmaceuticals industries and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with the consent of the Board of Directors that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Gilead, Acquisition Sub or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of the Company to engage in the Contemplated Transactions, or the relative merits of the Contemplated Transactions as compared to any strategic alternatives that may be available to the Company (including the offer to purchase and related letter of transmittal contained in the Tender Offer Statement filed with the Securities and Exchange Commission on February 27, 2009, by Sturgeon Acquisition, Inc., Astellas US Holding, Inc. and Astellas Pharma Inc., in respect of the Shares, as to which Goldman Sachs rendered an opinion to the Board of Directors of the Company on March 11, 2009). Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $20.00 per Share in cash proposed to be paid to the holders of Shares (other than Acquisition Sub and any of its affiliates) pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Merger Agreement or Contemplated Transactions, including, without limitation, the fairness of the Contemplated Transactions to, or any consideration received in connection therewith by, Acquisition Sub, Gilead or any of their respective affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company, Acquisition Sub or Gilead; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, Acquisition Sub or Gilead, or class of such persons in connection with the Contemplated Transactions, whether relative to the $20.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 11, 2009, and is not necessarily indicative of current market conditions.

Analysis at Various Prices. Goldman Sachs performed certain analyses at various illustrative Share prices, based on historical information and projections provided by management of the Company. Assuming a price of

$20.00 per Share, Goldman Sachs calculated for the Company the premium of such price to the market price of the Shares as of (i) March 11, 2009 (the last trading day prior to the public announcement of the Contemplated Transactions) and (ii) January 26, 2009 (the last trading day prior to the public announcement of the Second Astellas Proposal), the implied total equity value on a non-diluted basis, the implied total equity value on a fully diluted basis and the implied enterprise value. The following table presents the results of Goldman Sachs’ analysis (dollar amounts in millions):

Premium to market price as of March 11, 2009	Premium to market price as of January 26, 2009	Implied Equity Value (on a non-diluted basis)	Implied Equity Value (on a fully diluted basis)	Implied Enterprise Value
25.0%	76.2%	$1,287.3	$1,478.0	$1,403.8

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using certain internal financial analyses and forecasts for the Company prepared by the Company’s management and approved for Goldman Sachs’ use by the Board of Directors. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2009 through 2016 using discount rates ranging from 11.0% to 14.0% and discounted to January 1, 2009 using mid-year convention. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2016 based on terminal price/earnings forward multiples estimated for the year 2017 ranging from 15.0x to 20.0x. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 11.0% to 14.0% and discounted to January 1, 2009 using mid-year convention. The following table presents the results of this analysis:

Implied Equity Value Per Share
DCF Analysis (2016 Terminal Year)	$17.46 – $26.27

Illustrative Discounted Cash Flow Sensitivity Analysis. Using the same forecasts as in the discounted cash flow analysis and assuming a 17.5x terminal price/earnings forward multiple and a 12.5% discount rate, Goldman Sachs analyzed operating sensitivities to the discounted cash flow analysis to determine the implied dollar per Share impact to equity value per Share based on changes in the Company management’s assumptions and forecasts regarding: (i) peak US sales of the Company’s product Ranexa, (ii) peak US sales of the Company’s product Lexiscan®, (iii) the individual probabilities of success by stage of development (the “POS”) of the Company’s Ranexa and regadenoson pipeline products, and (iv) the individual POS of the Company’s non-Ranexa and non-regadenoson pipeline products. The following table presents the results of this analysis:

Change in:	Implied Dollar Per Share Impact to Equity Value Per Share
Peak US Sales of Ranexa	($4.17) – $4.74
Peak US Sales of Lexiscan®	($0.44) – $0.23
Individual POS of Ranexa and Regadenoson Pipeline Products	($1.48) – $1.63
Individual POS of Non-Ranexa and Non-Regadenoson Pipeline Products	($0.47) – $0.63

Sum-of-the-Parts Analysis. Goldman Sachs performed an illustrative sum-of-the-parts analysis on the Company’s core assets using certain internal financial analyses and forecasts for the Company prepared by the Company’s management and approved for Goldman Sachs’ use by the Board of Directors and by applying an illustrative discounted cash flow analysis of the Company’s individual products’ earnings and the Company’s net operating loss carry-forward and then adding the implied per Share values resulting from such discounted cash flow analyses to the Company’s net debt per share based on the Company’s management’s estimates. Goldman Sachs utilized discount rates ranging from 11.0% to 14.0%. This analysis resulted in a range of implied value indications of $19.95 to $25.40 per Share.

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the Company’s future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the financial information for the Company prepared by the Company’s management for fiscal year 2015. Goldman Sachs first calculated the implied values per Share as of January 1, 2009 for fiscal year 2014, by applying price/earnings forward multiples of 15.0x to 20.0x to earnings per Share estimates for fiscal year 2015, and then discounted back six years utilizing discount rates ranging from 11.0% to 14.0%. This analysis resulted in a range of implied present values of $16.77 to $25.08 per Share.

Selected Company Trading Multiples. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology and specialty pharmaceutical industries:

Specialty / Biotech Companies

•	Acorda Therapeutics, Inc.;

•	Actelion Pharmaceuticals Ltd;

•	Alexion Pharmaceuticals, Inc.;

•	Auxilium Pharmaceuticals, Inc.;

•	BioMarin Pharmaceutical Inc.;

•	The Medicines Company;

•	United Therapeutics Corporation;

Large-Cap Biotech Companies

•	Amgen Inc.;

•	Biogen Idec Inc.;

•	Celgene Corporation;

•	Genentech, Inc.;

•	Genzyme Corporation;

•	Gilead Sciences, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data available as of March 11, 2009. The multiples and ratios of the Company were calculated using the closing price of the Shares on March 11, 2009. The multiples and ratios of the Company were based on IBES estimates. The multiples and ratios of each of the selected companies were based on the most recent publicly available information and IBES estimates.

Goldman Sachs also calculated the selected companies’ one and two year forward enterprise value/revenue ratio (“Enterprise Value/Revenue”), price/earnings multiple (“P/E”), and price/earnings to growth ratio (“PEG”) and compared these to the results for the Company. The following table presents the results of this analysis:

	Enterprise Value / Revenue		P/E		PEG
	2009	2010	2009	2010	2009	2010
Specialty / Biotech Companies
Range	0.8x – 13.4x	0.7x – 5.8x	16.0x – 22.0x	9.5x – 31.1x	0.4x – 0.7x	0.3x – 1.2x
Median	4.4x	3.7x	19.3x	13.9x	0.6x	0.6x
Mean	5.8x	3.8x	19.1x	18.5x	0.6x	0.6x

Large-Cap Biotech Companies
Range	2.7x – 6.8x	2.4x – 6.3x	10.2x – 24.3x	9.3x – 21.2x	0.6x – 1.7x	0.5x – 1.5x
Median	5.0x	4.3x	14.7x	12.6x	1.0x	0.9x
Mean	4.9x	4.3x	15.8x	13.5x	1.0x	0.9x

CV Therapeutics
Price as of January 26, 2009	3.3x	2.3x	NM	NM	NA	NA
Gilead Offer Price	6.0x	4.2x	NM	NM	NA	NA
Price as of March 11, 2009	4.8x	3.4x	NM	NM	NA	NA

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the biotechnology and specialty pharmaceuticals industries. (Approximate enterprise value in billions.)

Year	Acquiror	Target	Enterprise Value
2008	Eli Lilly and Company	ImClone Systems Incorporated	$6.1
2008	Novartis AG	Speedel Holding Ltd.	$0.9
2008	Shire plc	Jerini AG	$0.5
2008	Beaufour Ipsen Pharma	Tercica, Inc	$0.5
2008	Takeda Pharmaceutical Company Limited	Millennium Pharmaceuticals, Inc.	$7.9
2007	Eisai Co., Ltd.	MGI PHARMA, Inc.	$3.8
2007	Celgene Corporation	Pharmion Corporation	$2.9
2007	AstraZeneca PLC	MedImmune, Inc.	$15.4
2006	Actelion Pharmaceuticals Ltd	CoTherix, Inc.	$0.3
2006	Genentech, Inc.	Tanox, Inc.	$0.8
2006	Abbott Laboratories	KOS Pharmaceuticals, Inc.	$3.2
2006	Eli Lilly and Company	ICOS Corporation	$2.3
2006	Gilead Sciences, Inc.	Myogen, Inc.	$2.2
2006	Genzyme Corporation	AnorMED, Inc.	$0.5
2005	Amgen Inc.	Abgenix, Inc.	$2.5
2005	Pfizer Inc.	Vicuron Pharmaceuticals, Inc.	$1.8
2005	Shire plc	Transkaryotic Therapies, Inc.	$1.4
2004	UCB	Celltech Group plc	$2.7
2003	Johnson & Johnson	Scios Inc.	$2.6

For each of the selected transactions, Goldman Sachs calculated and compared to the Contemplated Transactions (i) the premium represented by the final offer price of the transaction over the target’s undisturbed share price at specified times prior to the announcement date of the transaction and (ii) the implied enterprise value as a multiple of the target’s projected revenue. In calculating the premium represented by the offer price of the Contemplated Transactions over the Company’s undisturbed Share price, Goldman Sachs used prices per

Share at specified times prior to January 26, 2009 (the last trading day prior to the public announcement of the Second Astellas Proposal). While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions			Proposed Transaction
	Range	Median	Mean
% Premium -1-Day	18% – 168%	51%	56%	76%
% Premium -1-Month	20% – 144%	68%	67%	124%
% Premium -3-Month	20% – 145%	70%	74%	158%
Enterprise Value / Projected Revenue -1-Year	3.28x – 18.12x	7.98x	8.94x	6.55x
Enterprise Value / Projected Revenue -2-Years	2.92x – 20.22x	9.09x	9.75x	4.55x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board of Directors as to the fairness from a financial point of view, as of the date of the opinion, of the $20.00 per Share in cash proposed to be paid to the holders of Shares (other than Acquisition Sub and any of its affiliates) pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The tender offer price and merger consideration was determined through arms’-length negotiations between the Company and Gilead with the assistance of their legal counsel and was approved by the Board of Directors. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Contemplated Transactions.

As described above, Goldman Sachs’ opinion to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex III.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments

(including bank loans and other obligations) of the Company, Acquisition Sub, Gilead and any of their respective affiliates or any currency or commodity that may be involved in the Contemplated Transactions for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Board of Directors in connection with, and participated in certain of the negotiations relating to, the Offer and the Merger. In addition, Goldman Sachs has provided certain investment banking and other financial services to Gilead and its affiliates from time to time, including having acted as co-manager with respect to a private placement of Gilead’s 0.500% and 0.625% convertible senior notes due 2011 and 2023, respectively (aggregate principal amount $1,300,000,000) in April 2006; and as sole advisor on a $500,000,000 accelerated share repurchase in March 2008. Goldman Sachs also may provide investment banking and other financial services to the Company, Acquisition Sub, Gilead and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

The Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Contemplated Transactions. Pursuant to a letter agreement dated March 8, 2009, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Contemplated Transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a fee of up to approximately $10.9 million, a portion of which became due and payable upon execution of the Merger Agreement, and a substantial portion of which is contingent upon completion of a sale of the Company, including as a result of the Contemplated Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses and to indemnify Goldman Sachs and related persons against certain liabilities, including certain liabilities under the federal securities laws.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries intends to tender any Shares held by them pursuant to the Offer (other than Shares for which such holder does not have discretionary authority). In addition, Dr. Lange has entered into the Stockholder Agreement, pursuant to which he has agreed, in his capacity as a stockholder of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire (pursuant to the exercise of the Company’s stock options or otherwise), to Acquisition Sub in the Offer (see Item 3 (“Past Contacts, Transactions, Negotiations and Agreements—Stockholder Agreement”)).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of each of Barclays Capital and Goldman Sachs by the Company in Item 4 (“The Solicitation or Recommendation—Opinion of Barclays Capital” and “Opinion of Goldman Sachs”) is hereby incorporated by reference in this Item 5.

The Company has also hired MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with the Company’s communications with its stockholders with respect to the Contemplated Transactions. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, the Company has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank“) as its public relations advisor in connection with the Contemplated Transactions. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions:

•

On February 25, 2009, the Company issued 158,031 Shares to employees of the Company upon the vesting of RSUs. On such date, the Company withheld 59,816 Shares from vested RSUs at a price per Share of $15.58 to satisfy tax withholding obligations. This issuance included:

•

On February 25, 2009, Dr. Lange acquired 50,000 Shares upon the vesting of RSUs, of which 22,270 Shares were withheld by the Company at a price per Share of $15.58 to satisfy tax withholding obligations; and

•

On February 25, 2009, each of Mr. Spiegelman, Dr. Blackburn, Mr. Stuart and Ms. Suvari acquired 12,499 Shares upon the vesting of RSUs, in each case, of which 4,317 were withheld by the Company at a price per Share of $15.58 to satisfy tax withholding obligations.

•	On February 6, 2009, Dr. Blackburn sold 1,500 Shares at $15.50 per Share as part of the Rule 10b5-1 trading plan adopted by Dr. Blackburn on November 15, 2007 and amended December 10, 2008.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to Section 5.3 of the Merger Agreement, the Company has agreed not to (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or knowingly take any action that would reasonably be expected to lead to any acquisition proposal from a third party, (ii) furnish any non-public information regarding the Company or its subsidiaries to a third party in connection with or in response to an acquisition proposal, (iii) engage in discussions or negotiations with a third party with respect to any acquisition proposal, (iv) approve, endorse or recommend any acquisition proposal or (v) enter into any letter of intent or similar document or any contract contemplating or providing for any acquisition transaction or accepting any acquisition proposal, in each case, subject to the rights of the Company to respond to an unsolicited offer in certain circumstances as set forth in the Merger Agreement.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to DGCL Section 203. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66-2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the Contemplated Transactions from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, Gilead could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share paid in the Offer.

Litigation and Proxy Solicitation.

Astellas.

On February 27, 2009, Astellas US filed a lawsuit in the Delaware Chancery Court against the Company and Santo J. Costa, Joseph M. Davie, Thomas L. Gutshall, Louis G. Lange, Kenneth B. Lee, Jr. and Thomas E. Shenck, each of whom are members of the Board of Directors. Astellas US is seeking (i) declaratory and injunctive relief to preclude the Company’s stockholders from tendering their Shares pursuant to the Astellas Offer and/or from exchanging information, attending meetings or conducting discussions regarding the Astellas Offer, (ii) a declaration that the Board of Directors breached its fiduciary duties by approving the recent amendments to the Company’s stockholder rights plan and (iii) a declaration that the Astellas Offer has not violated and will not violate the “standstill” provision of the Stock Purchase Agreement the Company and Astellas entered into in 2000. The Company believes that the claim lacks merit and on March 16, 2009, Astellas voluntarily dismissed its lawsuit.

On March 16, 2009, Astellas issued a press release announcing that, contrary to statements made in its March 6, 2009 press release, it will not propose directors or make other proposals at the Company’s 2009 annual meeting of stockholders.

Other.

On March 13, 2009, a plaintiff filed a purported shareholder class action complaint in the Superior Court for the State of California, Santa Clara County. The complaint, captioned Laraque v. Lange, et al., names as defendants the members of the Company’s Board of Directors, as well as the Company and Gilead. The plaintiff claims that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claims that the Company and Gilead aided and abetted the purported breach of fiduciary duty. In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between the Company and Gilead involves an unfair price, an inappropriate sales process, and unspecified self-dealing. The complaint seeks to enjoin the proposed transaction, in addition to seeking other relief. The Company believes the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.

Contractual Change of Control Provisions.

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company describes its material contracts. Some of these contracts contain change in control provisions that would allow the Company’s counterparty to terminate the contract in the event of a change of control of the Company, such as the successful completion of the Offer or the Astellas Offer.

The Company has approximately $292.2 million in long-term convertible debt. The holders of the Company’s 2% Senior Subordinated Convertible Debentures Due 2023, 2 3/4% Senior Subordinated Convertible Notes due 2012 and 3 1/4% Senior Subordinated Convertible Notes due 2013 have a “put right” in the event of a change in control of the Company and can require the Company to repurchase all or a portion of such Debentures and Notes. The Company may elect to repurchase and/or exchange the Debentures or Notes in cash or Shares, subject to certain conditions.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Gilead’s and Acquisition Sub’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Acquisition Sub and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division. The initial waiting period applicable to the purchase of shares is 15 days following Acquisition Sub’s filing, unless, the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. The Company is required to make its requisite filing regarding the Offer with the FTC and the Antitrust Division within 10 days following Acquisition Sub’s filing, but intends to make the required filing as soon as practicable following

Acquisition Sub’s filing. The Company anticipates that the Company and Gilead will file Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with Acquisition Sub’s purchase of the Shares in the Offer and the Merger promptly following commencement of the Offer, and the required waiting period with respect to the Offer and the Merger will expire prior to the initial expiration date of the Offer unless Acquisition Sub receives a request for additional information or documentary material. If, before the end of the 15 calendar day waiting period under the HSR Act, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Acquisition Sub, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten calendar days following the date of Acquisition Sub’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Acquisition Sub’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Shares by Acquisition Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Acquisition Sub, the Company or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted Gilead and Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from the Company an aggregate number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Gilead or Acquisition Sub or any other subsidiaries of Gilead at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option, or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of the Company to issue such Shares is subject to compliance with all applicable regulatory and stock exchange requirements.

The Top-Up Option may be exercised by Gilead or Acquisition Sub, in whole or in part, at any time at or after the Acceptance Time, and no exercise of the Top-Up Option shall be effective prior to the Acceptance Time. The aggregate purchase price payable for the Shares being purchased by Gilead or Acquisition Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by Gilead or Acquisition Sub, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution thereof and may be prepaid without premium or penalty. The Top-Up option is intended to expedite the timing of the completion of the Merger by permitting Gilead and Acquisition Sub to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to complete the Merger.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if Gilead, Acquisition Sub or any other subsidiary of Gilead shall own, by virtue of the Offer or otherwise, 90% of the outstanding Shares, Gilead, Acquisition Sub and the Company shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained, without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Stockholders’ Meeting.

If approval of the Company’s stockholders is required under applicable law in order to complete the Merger (i.e. Acquisition Sub does not own at least 90% of the outstanding Shares of the Company and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Company will, as promptly as practicable following the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 of the Exchange Act, take all action necessary or advisable under applicable law to call, give notice of and hold a meeting of the Company’s stockholders to vote on the adoption of the Merger Agreement.

Section 14(f) Information Statement.

The Information Statement attached as Annex I is being furnished in connection with the possible designation by Gilead, pursuant to the Merger Agreement, of certain persons to be appointed to Board of Directors, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement and is incorporated herein by reference.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference.

Rights Agreement.

The Company has entered into the First Amended and Restated Rights Agreement, dated as of July 19, 2000 and amended on January 28, 2009, February 19, 2009 and March 12, 2009 (as amended, the “Rights Agreement”), with Wells Fargo Bank Minnesota, N.A. On February 2, 1999, the Board of Directors of the Company declared a dividend, which became effective as of February 23, 1999, of one preferred share purchase right (a “Right”) for each outstanding Share of the Company. The Rights are governed by the Rights Agreement and are currently set to expire on February 1, 2010. The Rights are generally not exercisable until the earlier to occur of (i) a public announcement that a person or a group of affiliated persons or associated persons has acquired “beneficial ownership” (as defined in the Rights Agreement) of 15% or more of the outstanding Shares and thus become an “Acquiring Person” for purposes of the Rights Agreement or (ii) ten business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 15% or more of the Shares of the Company (the earlier of such dates being called the “Distribution Date”). On March 11, 2009, the Board of Directors determined to delay the Distribution Date under the Rights Agreement until such later time as the Board of Directors may determine that the Distribution should occur with respect to the Astellas Offer.

Following the Distribution Date, each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”) of the Company, at a price of $500.00 per one-hundredth of a Preferred Share, subject to certain antidilution adjustments (the “Purchase Price”), provided that in the event a person or a group of affiliated or associated persons becomes an Acquiring Person, each Right, other than any Rights owned by the Acquiring Person, will entitle the holder to acquire Shares having a market value of two times the Purchase Price. In addition, in the event that the Company is acquired in a merger or other business combination transaction where 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each Right, other than any Rights owned by the Acquiring Person, will entitle the holder to acquire shares of common stock of the acquiring company having a market value of two times the Purchase Price.

On March 12, 2009, the Company entered into an amendment (the “Rights Agreement Amendment”) of the Rights Agreement. The Rights Agreement Amendment, among other things, generally provides that neither Gilead nor Acquisition Sub will be deemed to be an “Acquiring Person” or an “Interested Stockholder” (as such terms are defined in the Rights Agreement), and a “Distribution Date” and “Shares Acquisition Date” (as such terms are defined in the Rights Agreement) will not be deemed to have occurred, and no Rights will separate from the Shares, in each case, solely as a result of (a) the execution, delivery or performance of the Merger Agreement, (b) the commencement of the Offer, (c) the purchase of Shares pursuant to the Offer, (d) the completion of the Merger or the other transactions contemplated by the Merger Agreement or (e) the exercise of the Top-Up Option, pursuant to which the Company granted Acquisition Sub an irrevocable option, exercisable upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase at the Offer Price an aggregate number of Shares that, when added to the number of Shares held of record by Gilead and Acquisition Sub at the time of such exercise, will constitute at least one Share more than 90% of the Shares then outstanding on a fully-diluted basis.

The foregoing summary of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, which has been filed as Exhibits (e)(8), (e)(9), (e)(10) and (e)(11) to this Schedule 14D-9 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Acquisition Sub and Gilead to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on the Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and approval of products, the conduct and timing of clinical trials, commercialization of products, market acceptance of products, product labeling, concentrated customer base, reliance on strategic partnerships and collaborations, uncertainties in drug development, uncertainties regarding intellectual property and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated March 18, 2009 (incorporated herein by reference to Exhibit (a)(1) to Apex Merger Sub, Inc.’s Offer to Purchase Statement on Schedule TO, filed by Apex Merger Sub, Inc. and Gilead Sciences, Inc. with respect to CV Therapeutics, Inc. on March 18, 2009).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO, filed by Gilead Sciences, Inc. and Apex Merger Sub, Inc. with respect to CV Therapeutics, Inc. on March 18, 2009).

(a)(3)(A)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(a)(3)(B)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) to the Schedule TO).

(a)(3)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) to Schedule TO).

(a)(3)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO).

(a)(3)(E)	Summary Newspaper Advertisement published in The Wall Street Journal on March 18, 2009 (incorporated herein by reference to Exhibit (a)(8) to the Schedule TO).

(a)(3)(F)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) to the Schedule TO).

(a)(4)	Letter, dated March 18, 2009, from the board of directors of CV Therapeutics, Inc. to its stockholders.

(a)(5)	Joint Press Release, dated March 12, 2009, issued by Gilead Sciences, Inc. and CV Therapeutics, Inc. (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9C by CV Therapeutics, Inc. on March 12, 2009).

(a)(6)	Press Release, dated March 18, 2009, issued by CV Therapeutics, Inc.

(a)(7)	Opinion of Barclays Capital Inc., dated March 12, 2009 (attached as Annex II).

(a)(8)	Opinion of Goldman, Sachs & Co., dated March 12, 2009 (attached as Annex III).

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2009, by and among Gilead Sciences, Inc., Apex Merger Sub, Inc. and CV Therapeutics, Inc. (incorporated herein by reference to Exhibit 2.1 to CV Therapeutics, Inc.’s Current Report on Form 8-K dated March 18, 2009).

(e)(2)	Stockholder Agreement, dated as of March 12, 2009, between Gilead Sciences, Inc. and Louis G. Lange.

(e)(3)	Confidentiality Agreement, dated March 5, 2008, between CV Therapeutics, Inc. and Gilead Sciences, Inc.

(e)(4)	Amendment to Confidentiality Agreement, dated February 28, 2009, between CV Therapeutics, Inc. and Gilead Sciences, Inc.

(e)(5)	Amended and Restated 2000 Equity Incentive Plan (filed as Appendix A to CV Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14A, filed April 24, 2007, and incorporated herein by reference).

(e)(6)	2004 Employee Commencement Incentive Plan, as amended and restated as of May 31, 2007 (filed as Exhibit 10.2 to CV Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the Second Quarter 2007, and incorporated herein by reference).

(e)(7)	Amended and Restated Employment Agreement, effective as of December 1, 2007, between CV Therapeutics, Inc. and Louis G. Lange, M.D., Ph.D. (filed as Exhibit 10.20 to CV Therapeutics, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference).

Exhibit Number	Description
(e)(8)	First Amended and Restated Rights Agreement, dated July 19, 2000 between CV Therapeutics, Inc. and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 10.77 to CV Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the Second Quarter 2000, and incorporated herein by reference).

(e)(9)	First Amendment dated as of January 28, 2009, to First Amended and Restated Rights Agreement dated as of July 19, 2000 between CV Therapeutics, Inc. and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 4.1 to CV Therapeutics, Inc.’s Current Report on Form 8-K filed with the Commission on January 29, 2009, and incorporated herein by reference).

(e)(10)	Second Amendment dated as of February 19, 2009, to First Amended and Restated Rights Agreement dated July 19, 2000 between CV Therapeutics, Inc. and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 4.1 to CV Therapeutics, Inc.’s Current Report on Form 8-K filed with the Commission on February 20, 2009, and incorporated herein by reference).

(e)(11)	Third Amendment dated as of March 12, 2009, to First Amendment and Restated Rights Agreement dated July 19, 2000 between CV Therapeutics and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 4.1 to CV Therapeutics, Inc.’s Current Report on Form 8-K filed with the Commission on March 18, 2009, and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: March 18, 2009

ANNEX I

CV THERAPEUTICS, INC.

3172 PORTER DRIVE

PALO ALTO, CALIFORNIA 94304

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement is being mailed on or about March 18, 2009 to holders of record of common stock, par value $0.001 per share, of CV Therapeutics, Inc., a Delaware corporation (“CV Therapeutics” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of CV Therapeutics with respect to the tender offer (the “Offer”) by Apex Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Gilead Sciences, Inc. (“Gilead”), for all of the issued and outstanding shares of common stock of CV Therapeutics (“Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to CV Therapeutics. You are receiving this Information Statement in connection with the possible election of persons designated by Gilead to at least a majority of the seats on the CV Therapeutics Board of Directors (the “Board of Directors”). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Gilead, Acquisition Sub and CV Therapeutics.

Pursuant to the Merger Agreement, Acquisition Sub commenced a cash tender offer on March 18, 2009, to purchase all of the issued and outstanding shares of common stock of CV Therapeutics, at a price of $20.00 per share (“Offer Price”), net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on April 14, 2009 (which is the minute following 11:59 p.m., New York City time, on such date), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. At that time, if all the conditions to the Offer have been satisfied or waived, Acquisition Sub will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of CV Therapeutics and are filed as exhibits to the Schedule 14D-9 filed by CV Therapeutics with the Securities and Exchange Commission (the “SEC”) on March 18, 2009.

The Merger Agreement provides that, upon the first time as of which Acquisition Sub accepts any shares of common stock of CV Therapeutics for payment pursuant to the Offer, Gilead will be entitled to designate to serve on the Board of Directors, the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Gilead or Acquisition Sub (including shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then issued and outstanding. As a result, Gilead will have the ability to designate a majority of the Board of Directors following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Gilead’s designees to the Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Gilead and Acquisition Sub’s designees have been furnished to CV Therapeutics by Gilead, and CV Therapeutics assumes no responsibility for the accuracy or completeness of such information.

GILEAD DESIGNEES

Gilead has informed CV Therapeutics that Gilead will choose its designees for the Board of Directors from the list of persons set forth below. In the event that additional designees of Gilead are required in order to constitute a majority of the Board of Directors, such additional designees will be selected by Gilead from among the executive officers and directors of Gilead listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table sets forth, with respect to each individual who may be designated by Gilead as one of its designees, the name, age of the individual as of March 16, 2009 current principal occupation and employment history during the past five years.

Name	Age	Current Principal Occupation and Employment History
Santo J. Costa	63

Retired Vice Chairman, Quintiles Transnational Corp.

Santo J. Costa has served as a director of CV Therapeutics since May 2001. Mr. Costa has served as Of Counsel to the law firm of Smith, Anderson, Blount, Dorsett, Mitchell and Jernigan, LLP since August 2007. Prior to joining Smith Anderson, Mr. Costa was Of Counsel at the law firm of Williams Mullen from June 2001 to August 2007. Mr. Costa retired as Vice Chairman of Quintiles Transnational Corp. in May 2001. While at Quintiles, Mr. Costa also served as President and Chief Operating Officer from 1994 until 1999. Previously, Mr. Costa served as Senior Vice President, Administration and General Counsel of Glaxo Inc., where he sat on the company’s board of directors. Previously, Mr. Costa was U.S. Area Counsel for Merrell Dow Pharmaceuticals. Mr. Costa started his career as food and drug counsel for Norwich/Eaton Pharmaceuticals. Mr. Costa currently serves on the boards of directors of Labopharm Inc. and OSI Pharmaceuticals, Inc. Mr. Costa also serves on the Board of Visitors of the Duke University Medical Center, the board of the Duke Cancer Patient Support Program and the Duke Brain Tumor Advisory Committee. Mr. Costa holds a B.S. in Pharmacy and a J.D. from St. John’s University.

Joseph M. Davie, M.D., Ph.D.	69

Retired Senior Vice President of Research, Biogen, Inc. (now Biogen Idec)

Joseph M. Davie, M.D., Ph.D., has served as a director of CV Therapeutics since January 2006. Dr. Davie was Senior Vice President of Research at Biogen, Inc. (now Biogen Idec), a biopharmaceutical company, from 1993 to 2000, and held several positions at G.D. Searle & Co., a pharmaceutical company, including President of Research and Development and Senior Vice President of Science and Technology, from 1987 to 1993. Dr. Davie was professor and head of the Department of Microbiology and Immunology at Washington University School of Medicine from 1975 to 1987. He currently serves as a director of Targeted Genetics Corporation, Curis, Inc. and several privately held companies. Dr. Davie holds an A.B., M.A. and Ph.D. in Bacteriology from Indiana University and an M.D. from Washington University School of Medicine.

Name	Age	Current Principal Occupation and Employment History
Thomas L. Gutshall	71

Chairman of the Board of Directors of Cepheid

Thomas L. Gutshall has served as a director of CV Therapeutics since December 1994. Mr. Gutshall has served as Chairman of the board of directors of Cepheid, a diagnostics company, since 1996, and from August 1996 to April 2002, Mr. Gutshall also served as Chief Executive Officer of Cepheid. From September 1996 to December 2002, Mr. Gutshall served as a consultant to CV Therapeutics, and from January 1995 to September 1996, he served as CV Therapeutics’ President and Chief Operating Officer. From June 1989 until December 1994, Mr. Gutshall served as Executive Vice President at Syntex Corporation, a pharmaceutical and healthcare company. Mr. Gutshall also serves on the board of directors of Cepheid and a private company. Mr. Gutshall holds a B.S. in Chemical Engineering from the University of Delaware and completed the Executive Marketing Management Program at Harvard Business School.

Louis G. Lange, M.D., Ph.D.	60

Chairman of the Board, Chief Executive Officer and Chief Science Officer

Louis G. Lange, M.D., Ph.D., was a founder of CV Therapeutics and has served as the Chairman of the Board, Chief Executive Officer and Chief Science Officer since 1992. Dr. Lange has served as a trustee on the University of Rochester Board of Trustees since May 1997, a member of the governing body of the Emerging Company Section of the Biotechnology Industry Organization since February 1999, and serves on the boards of directors of Maxygen, Inc. and several private companies. From 1980 to 1992, Dr. Lange served on the faculty of Washington University School of Medicine, including as Chief of Cardiology at Jewish Hospital in St. Louis, Missouri from 1985 to 1992, and as a Professor of Medicine from 1990 until 1992. Dr. Lange holds an M.D. from Harvard Medical School and a Ph.D. in Biological Chemistry from Harvard University.

Kenneth B. Lee, Jr.	61

General Partner of Hatteras Venture Partners

Kenneth B. Lee, Jr., has served as a director of CV Therapeutics since January 2002 and as the lead non-employee director since May 2008. Mr. Lee is a general partner of Hatteras Venture Partners, a venture capital firm. Mr. Lee served as President of A.M. Pappas & Associates, an international life sciences venture development company, from January 2002 to June 2002. From September 1972 to December 2001, Mr. Lee was a partner and employee at Ernst & Young LLP and Ernst & Young Capital Advisors, LLC. While at Ernst & Young, Mr. Lee served as head of their Health Sciences Investment Banking group from 2000 to 2001, as a Transaction Advisor of their Center for Strategic Transactions from 1997 to 2000, and as Co-Chairman of their International Life Sciences Practice from 1995 to 1997. Mr. Lee formerly served on the Emerging Companies Section of the Board of the Biotechnology Industry Organization and on the Board of the

Name	Age	Current Principal Occupation and Employment History

California Healthcare Institute. Mr. Lee currently serves on the boards of directors of Inspire Pharmaceuticals, Inc., Pozen Inc. and OSI Pharmaceuticals, Inc. Mr. Lee also serves on the Executive Committee of the Board of North Carolina Biotechnology Industry Organization and the Board of Visitors of the Lineberger Cancer Center of the University of North Carolina at Chapel Hill. Mr. Lee holds a B.A. from Lenoir-Rhyne College and an M.B.A. from the University of North Carolina at Chapel Hill, and is a certified public accountant.

Thomas E. Shenk, Ph.D.	62

Elkins Professor of Molecular Biology, Princeton University

Thomas E. Shenk, Ph.D., has served as a director of CV Therapeutics since December 2004. Dr. Shenk has been the Elkins Professor of Molecular Biology at Princeton University since 1984 and is a world-renowned expert in virology and gene therapy with over 20 years of experience in the biopharmaceutical field. Dr. Shenk is a member of the National Academy of Sciences, the Institute of Medicine, the American Academy of Arts and Sciences and the American Academy of Microbiology. He is a past president of the American Society for Virology and past president of the American Society for Microbiology, and has published more than 240 scientific papers in various journals. Dr. Shenk is also a member of the boards of directors of Merck & Co., Inc. and Cell Genesys, Inc. Dr. Shenk, who trained as a postdoctoral fellow in molecular biology at Stanford Medical Center, holds a B.S. in Viology from the University of Detroit and a Ph.D. in Microbiology from Rutgers University.

CERTAIN INFORMATION CONCERNING CV THERAPEUTICS

The authorized capital stock of CV Therapeutics consists of 85,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of March 13, 2009, there were 64,372,800 shares of common stock and no shares of preferred stock issued and outstanding. The common stock is the only class of voting securities of CV Therapeutics outstanding that is entitled to vote at a meeting of stockholders of CV Therapeutics. Each share of CV Therapeutics common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Ownership of CV Therapeutics Common Stock by Directors and Executive Officers

The following table sets forth certain information regarding the beneficial ownership of CV Therapeutics’ common stock as of February 18, 2009 by: (i) each of the named executive officers of CV Therapeutics identified in the “2008 Summary Compensation Table,” below (the “Named Executive Officers”); (ii) each member of the Board of Directors; and (iii) all CV Therapeutics directors and executive officers, as a group. The address for each director and Named Executive Officer listed in the table below is c/o CV Therapeutics, Inc., 3172 Porter Drive, Palo Alto, California 94304. During 2008, CV Therapeutics did not have any executive officers other than the Named Executive Officers.

	Shares Beneficially Owned(1)
Beneficial Owner	Number	Percent of Total
Louis G. Lange, M.D., Ph.D.(2)	1,502,915	2.30%
Brent K. Blackburn, Ph.D.(3)	469,932	*
Santo J. Costa(4)	82,500	*
Joseph M. Davie, M.D., Ph.D.(5)	52,500	*
Thomas L. Gutshall(6)	107,711	*
Kenneth B. Lee, Jr.(7)	89,325	*
Thomas E. Shenk, Ph.D.(8)	61,000	*
Daniel K. Spiegelman(9)	462,390	*
Lewis J. Stuart(10)	269,232	*
Tricia Borga Suvari, Esq.(11)	385,208	*
All directors and executive officers as a group (10 persons)(12)	3,482,713	5.36%

*	Represents beneficial ownership of less than one percent (1%).
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within sixty (60) days of February 18, 2009, which is April 19, 2009. Except as indicated below, and subject to community property laws where applicable, to CV Therapeutics’ knowledge, all persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentages of beneficial ownership are based on 64,234,229 shares of common stock outstanding as of February 18, 2009, adjusted as required by rules promulgated by the SEC. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)

Includes 1,146,833 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Includes 27,730 restricted stock units (“RSUs”), net of estimated shares withheld for taxes, vested and released on or within 60 days of February 18, 2009. Includes an additional estimated 6,362 RSUs, net of estimated shares withheld for taxes, that will be vested and released on or within 60 days of February 18, 2009. Does not include RSUs that will not be both vested and released on or within 60 days of February 18,

2009. Also includes 7,500 shares held in The Louis Lange Family Trust and 2,500 shares held by minor(s) in Dr. Lange’s household. Dr. Lange disclaims beneficial ownership of the shares held in The Louis Lange Family Trust and of the shares held by minor(s) in Dr. Lange’s household, except to the extent of his pecuniary interests therein.

(3)	Includes 423,958 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Includes 8,182 RSUs that will be vested and released on or within 60 days of February 18, 2009. Does not include RSUs that will not be both vested and released on or within 60 days of February 18, 2009.
(4)	Includes 82,500 shares issuable upon the exercise of options on or within 60 days of February 18, 2009.
(5)	Includes 52,500 shares issuable upon the exercise of options on or within 60 days of February 18, 2009.
(6)	Includes 72,500 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Also includes 30,211 shares held in the Gutshall Family Trust DTD 3-7-90. Mr. Gutshall disclaims beneficial ownership of the shares held in the Gutshall Family Trust, except to the extent of his pecuniary interests therein.
(7)	Includes 88,750 shares issuable upon the exercise of options on or within 60 days of February 18, 2009.
(8)	Includes 60,000 shares issuable upon the exercise of options on or within 60 days of February 18, 2009.
(9)	Includes 428,958 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Includes 8,182 RSUs, net of estimated shares withheld for taxes, vested and released on or within 60 days of February 18, 2009. Does not include RSUs that will not be both vested and released on or within 60 days of February 18, 2009. Also includes 2,000 shares held by Mr. Spiegelman’s daughter. Mr. Spiegelman disclaims beneficial ownership of the shares held by Mr. Spiegelman’s daughter, except to the extent of his pecuniary interests therein.
(10)	Includes 240,158 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Includes 8,182 RSUs, net of estimated shares withheld for taxes, vested and released on or within 60 days of February 18, 2009. Does not include RSUs that will not be both vested and released on or within 60 days of February 18, 2009.
(11)	Includes 363,958 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Includes 8,182 RSUs, net of estimated shares withheld for taxes, vested and released on or within 60 days of February 18, 2009. Does not include RSUs that will not be both vested and released on or within 60 days of February 18, 2009.
(12)	Includes 2,960,115 shares issuable upon the exercise of options on or within 60 days of February 18, 2009. Includes 60,458 RSUs, net of estimated shares withheld for taxes, vested and released on or within 60 days of February 18, 2009. Includes an additional estimated 6,362 RSUs, net of estimated shares withheld for taxes, that will be vested and released on or within 60 days of February 18, 2009. Does not include RSUs that will not be both vested and released on or within 60 days of February 18, 2009. See footnotes (2)–(11).

Ownership of CV Therapeutics Common Stock by Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of CV Therapeutics’ common stock as of February 18, 2009 by each stockholder who is known by CV Therapeutics based on publicly available records to own beneficially more than five percent (5%) of CV Therapeutics’ common stock.

	Shares Beneficially Owned(1)
Beneficial Owner/Address	Number	Percent of Total
FMR LLC(2) 82 Devonshire Street Boston, MA 02109	6,301,711	9.81%

Wellington Management Company, LLP(3) 75 State Street Boston, MA 02109	4,399,255	6.85%

Ross Financial Corporation(4) P.O. Box 31363 Grand Cayman KY1-1206 Cayman Islands	5,047,280	7.86%

Citigroup, Inc.(5) 399 Park Avenue New York, NY 10043	3,928,618	6.12%

Barclays Global Investors, NA & Barclays Global Fund Advisors(6) 400 Howard Street San Francisco, CA 94105	3,746,759	5.83%

Sectoral Asset Management Inc.(7) 2120-1000 Sherbrooke St. West Montreal PQ H3A 3G4 Canada	3,669,629	5.71%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within sixty (60) days of February 18, 2009, which is April 19, 2009. Except as indicated below, and subject to community property laws where applicable, to CV Therapeutics’ knowledge, all persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentages of beneficial ownership are based on 64,234,229 shares of common stock outstanding as of February 18, 2009, adjusted as required by rules promulgated by the SEC. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)

All information regarding the stockholder, FMR LLC, and its affiliates, if any, is based on information disclosed in a Schedule 13G/A filed by the stockholder with the SEC on February 17, 2009. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,301,711 shares or 9.81% of the common stock outstanding of CV Therapeutics as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Growth Company Fund, amounted to 6,091,083 shares or 9.48% of the common stock outstanding. Fidelity Growth Company Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 6,301,711 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

(3)	All information regarding the stockholder, Wellington Management Company, LLP (“Wellington”), and its affiliates, if any, is based on information disclosed in a Schedule 13G/A filed by the stockholder with the SEC on February 17, 2009. Wellington is an investment adviser under Section 203 of the Investment Advisers Act.
(4)	All information regarding the stockholder, Ross Financial Corporation (“Ross Financial”), and its affiliates, if any, is based on information disclosed in a Schedule 13G/A filed by the stockholder with the SEC on February 17, 2009. Ross Financial is a direct wholly-owned subsidiary of STS Inc., a Cayman Islands company. Kenneth B. Dart is the beneficial owner of all of the outstanding shares of STS Inc., which in turn owns all the outstanding shares of Ross Financial. As a result of his beneficial ownership of all of the outstanding shares of STS Inc., Mr. Dart is deemed to beneficially own the securities owned by Ross Financial.
(5)	All information regarding the stockholder, Citigroup, Inc., and its affiliates, if any, is based on information disclosed in a Schedule 13G/A filed by the stockholder with the SEC on January 28, 2009. Citigroup, Inc. is a parent holding company or control person under Rule 13d-1 of the Exchange Act.
(6)	All information regarding the stockholder, Barclays Global Investors, NA (“Barclays Investors”), and its affiliates, if any, and Barclays Global Fund Advisors (“Barclays Fund”), and its affiliates, if any, is based on information disclosed in a Schedule 13G filed by the stockholder with the SEC on February 5, 2009. Barclays Investors is a bank as defined in Section 3(a)(6) of the Exchange Act. Barclays Fund is an investment adviser under Section 203 of the Investment Advisers Act.
(7)	All information regarding the stockholder, Sectoral Asset Management Inc. (“Sectoral”), and its affiliates, if any, Jérôme G. Pfund and Michael L. Sjöström is based on information disclosed in a Schedule 13G/A filed by the stockholder with the SEC on February 13, 2009. Sectoral is an investment adviser under Section 203 of the Investment Advisers Act and a parent holding company or control person under Rule 13d-1 of the Exchange Act.

CURRENT CV THERAPEUTICS DIRECTORS AND NAMED EXECUTIVE OFFICERS

The names of the CV Therapeutics directors and executive officers as of the end of the fiscal year ended December 31, 2008, and their ages as of March 16, 2009, are as follows:

Name	Age	Position
Louis G. Lange, M.D., Ph.D.	60	Chairman of the Board of Directors, Chief Executive Officer and Chief Science Officer
Kenneth B. Lee, Jr.	61	Lead Non-Employee Director
Santo J. Costa	63	Director
Joseph M. Davie, M.D., Ph.D.	69	Director
Thomas L. Gutshall	71	Director
Thomas E. Shenk, Ph.D.	62	Director
Daniel K. Spiegelman	50	Senior Vice President and Chief Financial Officer
Brent K. Blackburn, Ph.D.	48	Senior Vice President, Drug Discovery and Development
Lewis J. Stuart	49	Senior Vice President, Commercial Operations
Tricia Borga Suvari, Esq.	48	Senior Vice President, General Counsel and Secretary

Each executive officer of CV Therapeutics is a Named Executive Officer. See the section entitled “Gilead Designees,” above, for a brief description of the educational background and business experience of Dr. Lange and the other members of the Board of Directors.

Daniel K. Spiegelman has served as CV Therapeutics’ Senior Vice President and Chief Financial Officer since September 1999. From January 1998 to September 1999, Mr. Spiegelman served as CV Therapeutics’ Vice President and Chief Financial Officer. From 1991 until 1998, Mr. Spiegelman was employed by Genentech, Inc., a biotechnology company, holding various positions in the Treasury department, including the position of Treasurer from 1996 to 1998. Mr. Spiegelman currently serves on the boards of directors of Cyclacel Pharmaceuticals, Inc., Affymax, Inc. and Oncothyreon, Inc. Mr. Spiegelman holds a B.A. in Economics from Stanford University and an M.B.A. from Stanford Graduate School of Business.

Brent K. Blackburn, Ph.D., has served as CV Therapeutics’ Senior Vice President, Drug Discovery and Development since January 2004. From January 2002 until January 2004, Dr. Blackburn served as CV Therapeutics’ Senior Vice President, Drug Discovery and Pre-Clinical Development. From June 2000 until January 2002, Dr. Blackburn served as CV Therapeutics’ Vice President, Drug Discovery and Pre-Clinical Development. From September 1997 until June 2000, Dr. Blackburn served as CV Therapeutics’ Vice President, Developmental Research. From 1989 until 1997, Dr. Blackburn served in the Research Department at Genentech, Inc., a biotechnology company. From 1993 until 1997, Dr. Blackburn also served as the project team leader for the oral GPII(b)III(a) antagonist project, a cardiovascular product, in the Development Department at Genentech. Dr. Blackburn holds a B.S. in Chemistry from Texas Christian University and a Ph.D. in Chemistry from the University of Texas at Austin.

Lewis J. Stuart has served as CV Therapeutics’ Senior Vice President, Commercial Operations since July 2007. From July 2003 to July 2007, he served as CV Therapeutics’ Vice President, Sales. Mr. Stuart has more than 25 years of sales and marketing experience. Since 1990, he has held senior U.S. and European sales and marketing positions within the biotechnology sector, including six years as vice president, sales, at Agouron Pharmaceuticals, Inc., a Pfizer company. There, he fielded an HIV sales organization to launch Agouron’s lead product, Viracept®, which became the most widely prescribed protease inhibitor in the United States. Earlier in Mr. Stuart’s career, he directed the sales teams for several cardiovascular products at Bristol Myers Squibb, Inc., a pharmaceutical company, including Capoten®, an ACE inhibitor prescribed to treat high blood pressure and congestive heart failure, and Corgard®, a beta blocker prescribed to treat angina and high blood pressure. Mr. Stuart holds a B.A. in Marketing Communications from Virginia Tech (Virginia Polytechnic Institute and State University).

Tricia Borga Suvari, Esq., has served as CV Therapeutics’ Senior Vice President, General Counsel and Secretary since February 2007. From September 2006 to February 2007, Ms. Suvari served as CV Therapeutics’ Senior Vice President, General Counsel and Assistant Secretary. From May 2000 to September 2006, Ms. Suvari served as CV Therapeutics’ Vice President, General Counsel and Assistant Secretary. From 1991 until 2000, Ms. Suvari was employed by Genentech, Inc., a biotechnology company, holding various positions in the legal department. From 1988 until 1991, Ms. Suvari was employed by the law firm Irell & Manella LLP in Los Angeles. Ms. Suvari holds a B.S. in Geology and Geophysics from Yale College and a J.D. from Harvard Law School.

There are no material proceedings in which any director or officer of CV Therapeutics is a party adverse to CV Therapeutics or any of its subsidiaries or has a material interest adverse to CV Therapeutics or any of its subsidiaries.

There are no family relationships among the directors and executive officers of CV Therapeutics.

CV THERAPEUTICS BOARD OF DIRECTORS AND

CORPORATE GOVERNANCE INFORMATION

Board Meetings and Independence

During the fiscal year ended December 31, 2008, the Board of Directors held twelve (12) meetings. During the fiscal year ended December 31, 2008, all directors attended at least seventy-five percent (75%) of the meetings of the Board of Directors and of the committees on which they served that were held during the period for which they were a director or a committee member, provided that Dr. McNeil attended four (4) out of six (6) board meetings held prior to her departure from the Board of Directors in May 2008. Although CV Therapeutics does not have a formal policy regarding attendance by members of the Board of Directors at its annual stockholder meeting, CV Therapeutics encourages directors to attend and historically many of them have attended its annual stockholder meetings. To facilitate attendance and reduce travel costs, CV Therapeutics usually schedules its annual stockholder meeting to occur on the same day as a periodic meeting of the Board of Directors, although scheduling conflicts have occasionally prevented this arrangement. In 2008, five (5) members of the Board of Directors attended the annual meeting of stockholders.

The Board of Directors has determined that all of the members of the Board of Directors, other than Dr. Lange, are “independent” as that term is defined in the Nasdaq Marketplace Rules. Dr. Lange is not considered independent because he is an executive officer of CV Therapeutics. As required under applicable Nasdaq Marketplace Rules, the independent directors meet regularly in executive sessions at which only they are present. Mr. Lee has served as lead non-employee director since May 2008.

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The Board of Directors has adopted a charter for each of these three (3) standing committees.

Board Committees

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of CV Therapeutics and the audits of the financial statements of CV Therapeutics. The Audit Committee is also charged with the review and approval of all related party transactions involving CV Therapeutics. A more complete description of the powers and responsibilities delegated to the Audit Committee is set forth in the Audit Committee charter. During the fiscal year ended December 31, 2008, the Audit Committee was composed at all times of three (3) non-employee directors. Messrs. Gutshall and Lee served on the Audit Committee during the entire fiscal year ended December 31, 2008. Dr. McNeil served on the Audit Committee until her departure from the Board of Directors in May 2008, and Dr. Shenk joined the Audit Committee in May 2008 immediately following Dr. McNeil’s departure. Mr. Lee served as Chair. The Audit Committee met eight (8) times during the fiscal year ended December 31, 2008. The Board of Directors has determined that all of the members of the Audit Committee are “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. In addition, the Board of Directors has determined that each member of the Audit Committee also satisfies the independence requirements of Rule 10A-3(b)(1) of the Exchange Act. The Board of Directors has further determined that Mr. Lee is an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K of the Securities Act of 1933, as amended.

Compensation Committee

The primary purpose of the Compensation Committee is to recommend compensation levels for all Named Executive Officers and other officers and employees, including the larger senior management group, of CV Therapeutics, and to administer CV Therapeutics’ equity incentive plans. A more complete description of the powers and responsibilities delegated to the Compensation Committee is set forth in the Compensation Committee charter. During the fiscal year ended December 31, 2008, the Compensation Committee was composed of three (3) non-employee directors, Messrs. Costa and Lee and Dr. Davie. Mr. Costa served as Chair. The Compensation Committee met eight (8) times during the fiscal year ended December 31, 2008. The Board of Directors has determined that all of the members of the Compensation Committee are “independent” as defined in the Nasdaq Marketplace Rules.

Nominating and Governance Committee

The primary purpose of the Nominating and Governance Committee is to establish qualification standards for board membership, identify qualified individuals for board membership, consider and recommend director nominees for approval by the Board of Directors and the stockholders and oversee the administration of bylaw provisions relating to stockholder recommendations for director nominees. The Nominating and Governance Committee also monitors the independence of members of the Board of Directors under applicable Nasdaq and SEC standards, oversees the Board of Directors’ annual self-evaluation and oversees and approves the membership of the boards of directors of any of CV Therapeutics’ subsidiaries. A more complete description of the powers and responsibilities delegated to the Nominating and Governance Committee is set forth in the Nominating and Governance Committee charter, a copy of which is attached as Annex I-A to this Information Statement. During the fiscal year ended December 31, 2008, the Nominating and Governance Committee was composed at all times of three (3) non-employee directors. The Nominating and Governance Committee included Drs. McNeil and Shenk and Mr. Hutt until May 2008, at which time Messrs. Costa, Gutshall and Lee became the three (3) committee members. Mr. Gutshall served as Chair. The Nominating and Governance Committee did not meet separately outside of the regular Board of Directors meetings during the fiscal year ended December 31, 2008. The Board of Directors has determined that each member of the Nominating and Governance Committee is “independent” as defined in the Nasdaq Marketplace Rules.

CV Therapeutics’ policy is for the Nominating and Governance Committee to consider stockholder recommendations for director nominee(s) that are submitted in accordance with CV Therapeutics’ Amended and Restated Bylaws, the relevant provisions of which are described in greater detail below. To date, CV Therapeutics has not received any recommendations from stockholders or groups of stockholders that beneficially owned more than five percent (5%) of CV Therapeutics’ common stock for at least one year requesting that the Nominating and Governance Committee consider a candidate for inclusion among the Committee’s slate of nominees in CV Therapeutics’ proxy statement.

In evaluating each potential director nominee, the Nominating and Governance Committee considers the following factors:

•	the appropriate size of the Board of Directors;

•	the needs of the Board of Directors with respect to the particular talents and experience of its directors;

•	the skills, experience and reputation of the potential nominee in relation to the capabilities already present on the Board of Directors;

•	the judgment and perspective of the potential nominee as developed through business experiences and/or educational endeavors;

•	the ability of the potential nominee to work with other members of the Board of Directors and management to further CV Therapeutics’ goals and increase stockholder value; and

•	the ability of the potential nominee to devote a sufficient amount of time to carry out his or her duties and responsibilities as a director of CV Therapeutics.

The objective of the Nominating and Governance Committee is to structure a Board of Directors that brings to CV Therapeutics a variety of skills and perspectives developed through high-quality business, professional and educational experience. In doing so, the Nominating and Governance Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees, and the Nominating and Governance Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The Nominating and Governance Committee may consider such other factors as it deems are in the best interests of CV Therapeutics and its stockholders.

The Nominating and Governance Committee identifies potential nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to CV Therapeutics’ business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining new perspectives. If any member of the Board of Directors does not wish to continue in service, or if the Nominating and Governance Committee decides not to nominate a member for re-election, the Nominating and Governance Committee will identify the desired skills and experience of a new nominee as outlined above unless the Board of Directors determines not to fill the vacancy. To date, CV Therapeutics has not engaged a third party to identify or evaluate, or assist in identifying, potential nominees, although CV Therapeutics reserves the right to do so in the future.

Stockholders shall send any recommendations for director nominee(s) or other communications to the Board of Directors or any individual director c/o CV Therapeutics, Inc., 3172 Porter Drive, Palo Alto, California, 94304, Attn: Tricia Borga Suvari, Senior Vice President, General Counsel and Secretary. All communications received will be reported to the Board of Directors or the individual directors, as appropriate. As required under CV Therapeutics’ Amended and Restated Bylaws, any stockholder recommendation for director nominee(s) shall set forth: (A) as to each Nominating Person (as defined in CV Therapeutics’ Amended and Restated Bylaws), (1)(a) the name and address of such Nominating Person and (b) the class or series and number of shares of the corporation that are, directly or indirectly, owned of record or beneficially owned by such Nominating Person, except that such Nominating Person shall in all events be deemed to beneficially own any shares of any class or series of the corporation as to which such Nominating Person has a right to acquire beneficial ownership at any time in the future and (2) any Disclosable Interests (as defined in CV Therapeutics’ Amended and Restated Bylaws), including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Nominating Person, the purpose or effect of which is to give such Nominating Person economic risk similar to ownership of shares of any class or series of the corporation; (B) as to each person whom a Nominating Person proposes to nominate for election as a director, (1) all information with respect to such proposed nominee that would be required to be set forth in a stockholder’s notice pursuant to CV Therapeutics’ Amended and Restated Bylaws if such proposed nominee were a Nominating Person, (2) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (3) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined in CV Therapeutics’ Amended and Restated Bylaws), on the other hand, (4) a statement as to whether such proposed nominee, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation that will become effective upon the occurrence of both (x) the failure to receive the required vote for re-election at the next meeting at which such person would face re-election and (y) acceptance of such resignation by the Board of Directors, and (5) a completed and signed questionnaire, representation and agreement as provided in CV Therapeutics’ Amended and Restated Bylaws; and (C) any other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such proposed nominee. To be considered timely and properly brought before an annual meeting of stockholders, any such stockholder recommendation for director nominee(s) must be delivered to the Secretary or the Assistant Secretary no sooner than ninety (90) days and no later than sixty (60) days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders. For any such timely and properly brought stockholder recommendation for director nominee(s) to be included in the proxy statement and form of proxy for an annual meeting of stockholders, the stockholder must provide notice as required by the Exchange Act.

Shareholder Communications

CV Therapeutics provides a process for stockholder communications at http://www.cvt.com/u_contactUs.html.

Code of Ethics and Committee Charters

The Board of Directors has also adopted a formal Code of Ethics that applies to all CV Therapeutics employees, officers and directors. The latest copy of the Code of Ethics, as well as the charters of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of the Board of Directors, are available in the “Investors” section of CV Therapeutics’ website at www.cvt.com. A copy of the Nominating and Governance Committee charter is also attached as Annex I-A to this Information Statement.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee of the Board of Directors is composed of independent directors, as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules and Rule 10A-3 of the Exchange Act, and operates under a written Audit Committee charter adopted by the Board of Directors, which is available in the “Investors” section of CV Therapeutics’ website at www.cvt.com. Messrs. Gutshall and Lee served on the Audit Committee during the entire fiscal year ended December 31, 2008. Dr. McNeil served on the Audit Committee until her departure from the Board of Directors in May 2008, and Dr. Shenk joined the Audit Committee immediately thereafter in May 2008. Mr. Lee served as Chair. The Audit Committee recommended to the Board of Directors the selection of Ernst & Young LLP as CV Therapeutics’ independent registered public accounting firm for the fiscal year ending December 31, 2009.

CV Therapeutics’ management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. The independent registered public accounting firm is responsible for providing its own report on the effectiveness of internal control over financial reporting. The independent registered public accounting firm is also responsible for performing an independent audit of CV Therapeutics’ consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee’s responsibility is to oversee the accounting and financial reporting processes of CV Therapeutics and the audits of the internal controls and financial statements of CV Therapeutics pursuant to the Audit Committee’s written charter.

In this context, the Audit Committee has met and held many discussions with management and Ernst & Young LLP, CV Therapeutics’ independent registered public accounting firm. For the fiscal year ended December 31, 2008, management represented to the Audit Committee that CV Therapeutics’ consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management. The Audit Committee reviewed with Ernst & Young LLP, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of CV Therapeutics’ accounting principles and such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61 (as amended), other standards of the Public Company Accounting Oversight Board (United States), rules of the SEC and other applicable regulations. The Audit Committee also reviewed management’s report on its assessment of the effectiveness of CV Therapeutics’ internal control over financial reporting and Ernst & Young LLP’s report on the effectiveness of CV Therapeutics’ internal control over financial reporting.

Ernst & Young LLP also provided to the Audit Committee the written disclosures required by the Public Company Accounting Oversight Board’s Ethics and Independence Rule 3526, “Communication with Audit Committees,” and the Audit Committee discussed with the independent registered public accounting firm that firm’s independence.

The Audit Committee discussed with CV Therapeutics’ management and Ernst & Young LLP the overall scope and plans for their respective audits. The Audit Committee meets with CV Therapeutics’ management and Ernst & Young LLP, with and without management present, to discuss the results of their examinations, Ernst & Young LLP’s evaluations of CV Therapeutics’ internal control, including internal control over financial reporting, and the overall quality of CV Therapeutics’ financial reporting.

*	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of CV Therapeutics under the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Based upon the Audit Committee’s discussion with management and Ernst & Young LLP and the Audit Committee’s review of the representations of management and the report of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in CV Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2008.

From the 2008 members of the Audit Committee of the Board of Directors:

Kenneth B. Lee, Jr. (Chair)

Thomas L. Gutshall

Thomas E. Shenk, Ph.D. (member beginning May 2008)

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CV Therapeutics has entered into an employment agreement with its Chairman and Chief Executive Officer, as well as executive severance agreements with each of its other Named Executive Officers, each of which provides for severance benefits upon certain terminations of employment. Each of CV Therapeutics’ executive officers is a Named Executive Officer.

CEO Employment Agreement

CV Therapeutics entered into an amended and restated Employment Agreement (the “Employment Agreement”) with its Chairman and Chief Executive Officer, Dr. Louis G. Lange, M.D., Ph.D., on December 1, 2007 that provides for Dr. Lange to serve as CV Therapeutics’ Chairman of the Board of Directors, Chief Executive Officer and Chief Science Officer.

Base Salary, Bonus, and Long-Term Incentive and Equity Compensation Awards

Under the Employment Agreement, CV Therapeutics has agreed that it shall continue compensating Dr. Lange while he is employed as Chief Executive Officer in the same manner that it has done during his past and present employment with CV Therapeutics. The Employment Agreement further provides that Dr. Lange is to receive a minimum annual salary of $700,000, and that the Compensation Committee of the Board of Directors (the “Compensation Committee”) shall review Dr. Lange’s base salary and annual bonus compensation in relation to CV Therapeutics’ peer group and Dr. Lange’s principal peers, and in relation to his performance. As a result of these evaluations, the Compensation Committee may increase Dr. Lange’s base salary and annual bonus compensation from time to time, provided that the target annual bonus for Dr. Lange during the term of the Employment Agreement shall be no less favorable than the target annual bonus for Dr. Lange as of the December 2005 effective date of his original employment agreement with CV Therapeutics.

Term, Termination, Severance and Change of Control

The Employment Agreement has an eight (8)-year term from December 2005, provided that either CV Therapeutics or Dr. Lange may terminate his employment at any time and for any reason. In the event of such a termination by CV Therapeutics without Cause or a resignation by Dr. Lange for Good Reason (as these terms are defined in the Employment Agreement), or if Dr. Lange’s employment with CV Therapeutics ceases due to his death or disability, CV Therapeutics is required to make severance payments to Dr. Lange (or his beneficiaries) of two (2) times his base salary and of the amount equal to two (2) times his Average Annual Bonus (as defined in the Employment Agreement, which as provided therein is calculated based on the annual bonuses payable to Dr. Lange under CV Therapeutics’ annual bonus programs for the three (3) full calendar years prior to the year of termination) as well as a pro rata amount of his target annual bonus for the year of termination, CV Therapeutics will pay health benefit premiums for Dr. Lange and his family for up to eighteen (18) months, and Dr. Lange is entitled to the full vesting of his outstanding stock options as of the date of termination of employment, extended exercisability of his outstanding stock options for up to thirty-six (36) months following termination of employment, and Dr. Lange’s previously granted RSUs shall become vested as to the number of RSUs that would have vested if he had continued working for CV Therapeutics for an additional twelve (12) month period.

In addition, in the event of a change of control of CV Therapeutics, if Dr. Lange’s employment with CV Therapeutics ceases within eighteen (18) months thereof as a result of a termination of employment by CV Therapeutics without Cause or a resignation by Dr. Lange for Good Reason, then Dr. Lange would receive all of the benefits described above, except that CV Therapeutics would be obligated to continue to pay health benefit premiums for up to twenty-four (24) months, and in the event of any such specified cessation of employment at any time after a change of control of CV Therapeutics, then Dr. Lange would receive all of the foregoing benefits and, in addition, all of Dr. Lange’s unvested stock options, restricted stock and other equity compensation, including RSUs, granted to Dr. Lange would immediately accelerate vesting as to 100% of the Shares subject to such options, restricted stock and other equity compensation.

In the event that any benefits under the Employment Agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, CV Therapeutics is required to make an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. The Employment Agreement provides that as consideration for the severance payments, as well as any equity grants Dr. Lange may receive from CV Therapeutics, Dr. Lange will be bound by a non-solicitation and non-competition covenant for a period of one year after termination of employment, a non-disparagement covenant for a period of one year after termination of employment, and a confidentiality covenant. Dr. Lange must also execute a release of claims against CV Therapeutics in order to be eligible for any severance under the Employment Agreement.

Additional Benefits.

During the term of the Employment Agreement, Dr. Lange is entitled to receive from CV Therapeutics a monthly automobile allowance of $1,000, reimbursement of certain expenses of up to $25,000 annually, and supplemental long-term disability insurance providing no less than $10,000 per month in additional coverage.

Executive Severance Agreements

The executive severance agreements with each Named Executive Officer (other than the Chairman and Chief Executive Officer) provide that, in connection with a change of control of CV Therapeutics, all outstanding stock options held by the Named Executive Officer will automatically become fully vested and exercisable. The acceleration provided by the executive severance agreements is in addition to that provided pursuant to the terms of the CV Therapeutics, 2000 Equity Incentive Plan (the “2000 Incentive Plan”). Under the 2000 Incentive Plan, pursuant to which all grants to Named Executive Officers which are currently unvested have been made, in the event of a change of control of CV Therapeutics, each outstanding stock award under the 2000 Incentive Plan shall, automatically and without further action by CV Therapeutics, become fully vested and/or exercisable with respect to all of the Shares subject thereto, and all Shares subject to outstanding RSUs shall be distributed to holders thereof, no later than five (5) business days before the closing of such change of control. However, in August 2007 the Named Executive Officers, including Dr. Lange, received grants of stock options and RSUs that waive these provisions of the executive severance agreements and the 2000 Incentive Plan and provide instead, with respect to such August 2007 grants only, that such outstanding stock options and RSUs shall, automatically and without further action by CV Therapeutics, become fully vested and/or exercisable with respect to all of the Shares subject thereto, and all Shares subject to such RSUs shall be distributed to holders thereof, if the holder thereof has a separation from service from CV Therapeutics that is a Covered Termination (as defined in the executive severance agreements with each Named Executive Officer other than Dr. Lange) within 13 months following a change of control of CV Therapeutics, or due to a termination without Cause or resignation for Good Reason (as defined in the Employment Agreement with Dr. Lange).

In addition, under the executive severance agreements with each Named Executive Officer (other than the Chairman and Chief Executive Officer), if the Named Executive Officer has a separation from service from CV Therapeutics that is a Covered Termination (as defined in the executive severance agreements) by CV Therapeutics within thirteen (13) months following a change of control of CV Therapeutics, the Named Executive Officer is entitled to receive severance benefits, including the following: payments equal to eighteen (18) months of the Named Executive Officer’s base salary at the time of termination and equal to 150% of the Named Executive Officer’s annual bonus (if any) in the year prior to the change of control; eighteen (18) months continued health benefits; and in the event that any benefits would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. The Named Executive Officers must execute a general release of claims against CV Therapeutics in order to be eligible to receive severance under the executive severance agreements. In March 2009, the Board of Directors amended the executive severance agreements to clarify that the bonus calculation described above applies to bonuses earned in the year prior to termination.

Ernst & Young LLP

Kenneth B. Lee, Jr., who was appointed to the Board of Directors and the Audit Committee of the Board of Directors in January 2002, was a partner at Ernst & Young LLP until December 31, 2001. Ernst & Young LLP has audited CV Therapeutics’ consolidated financial statements since its inception and has been selected by the Board of Directors as CV Therapeutics’ independent registered public accounting firm for the fiscal year ending December 31, 2009. While at Ernst & Young LLP, Mr. Lee was the partner in charge of auditing CV Therapeutics’ financial statements prior to 1995. Prior to appointing Mr. Lee to the Board of Directors and to the Audit Committee, the Board of Directors determined that Mr. Lee’s prior relationship with Ernst & Young LLP would not hinder their respective independence or ability to act in the best interests of CV Therapeutics and its stockholders, Mr. Lee’s ability to serve on the Board of Directors and the Audit Committee, or Ernst & Young LLP’s ability to serve as CV Therapeutics’ independent registered public accounting firm. In addition, the Board of Directors has determined that Mr. Lee satisfies the independence requirements for board members under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, and also satisfies the independence requirements for members of the Audit Committee under Rule 10A-3(b)(1) of the Exchange Act.

COMPLIANCE WITH SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires CV Therapeutics’ directors and executive officers, and persons who own more than ten percent (10%) of a registered class of CV Therapeutics’ equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of CV Therapeutics’ common stock and other equity securities. Officers, directors and greater than ten percent (10%) stockholders are required by the SEC regulation to furnish CV Therapeutics with copies of all Section 16(a) forms they file.

With the exception of the late filings on Form 4 described below in this paragraph, to CV Therapeutics’ knowledge, based solely on a review of the copies of such reports furnished to CV Therapeutics and written representations that no other reports were required, during the fiscal year ended December 31, 2008, Section 16(a) filing requirements applicable to CV Therapeutics’ officers, directors and greater than ten percent (10%) beneficial owners were complied with. Dr. Louis G. Lange, a director and an executive officer of CV Therapeutics, did not timely file a Statement of Changes in Beneficial Ownership on Form 4 with the SEC in connection with distributions by CV Therapeutics of RSUs to Dr. Lange pursuant to a grant on each of June 23, 2008 and September 22, 2008. A Form 4 for each of these transactions was subsequently filed with the SEC on December 4, 2008. Lewis J. Stuart, an executive officer of CV Therapeutics, did not timely file a Form 4 with the SEC in connection with a sale of shares of common stock of CV Therapeutics on November 20, 2008. A Form 4 for this transaction was filed with the SEC on December 10, 2008.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The compensation policies and programs that CV Therapeutics utilizes in connection with compensation of the Named Executive Officers, as well as other executives and employees, are designed to achieve the following primary objectives:

•	to attract, retain and motivate the highest quality executives capable of leading CV Therapeutics to achieve its business and strategic objectives;

•	to offer competitive compensation opportunities that reward corporate performance and individual contributions;

•	to create performance-based incentives for executive officers to achieve key business and strategic objectives of CV Therapeutics; and

•

to align the interests of executive officers and stockholders through long-term equity compensation that motivates executive officers to contribute to the long-term success and value of CV Therapeutics for stockholders.

CV Therapeutics’ overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with CV Therapeutics’ success and their contributions to that success. Since the year 2000, CV Therapeutics has grown from a biotechnology company focused on research and development of potential products, with around 100 employees, into a fully-integrated biotechnology company with active commercial operations across the United States, broad on-going research and development efforts, general and administrative personnel and over 500 employees (as well as a small European subsidiary).

CV Therapeutics maintains its headquarters and many personnel in the San Francisco Bay area, which is an urban area with a high cost of living and a highly competitive employment environment, in particular due to high concentrations of biotechnology companies and other high-growth and/or commercial employers that compete for the same personnel that CV Therapeutics seeks to attract, motivate and retain. Furthermore, there is high demand and relatively low supply on the West Coast of personnel with experience in a fully-integrated company with active commercial operations. There are a limited number of commercially active companies in the Bay area and on the West Coast, and there are higher concentrations of personnel with commercial company experience in other geographic areas. These factors require CV Therapeutics to recruit, relocate, motivate and retain this talent from other areas of the country that may have lower costs of living.

CV Therapeutics believes compensation should be structured to ensure that a portion of each executive officer’s compensation opportunity will be directly related to and affected by the performance of CV Therapeutics’ stock and other factors that directly and indirectly influence stockholder value. Accordingly, CV Therapeutics believes that long-term equity incentive awards are a critical component of a compensation package in the biotechnology industry, and CV Therapeutics employs a variety of different types of equity awards. In determining compensation, CV Therapeutics considers the mix and relative balance of total current or short-term compensation and potential long-term compensation in establishing each element of compensation.

In the case of CV Therapeutics’ Named Executive Officers, the components of executive compensation used to support CV Therapeutics’ objectives are base salary, discretionary cash bonuses, discretionary incentive compensation consisting of equity awards (including stock options, RSUs and stock appreciation rights), deferred compensation and defined contribution plans, and executive severance and change-in-control agreements. CV Therapeutics entered into an employment agreement with its Chairman and Chief Executive Officer in December 2005 that includes severance and change-in-control provisions, and amended this agreement effective in December 2007 (as described in greater detail above and below).

Compensation Committee Responsibilities and Processes

Compensation Committee Charter

Under the charter of the Compensation Committee (the “Compensation Committee Charter”), the purpose of the Compensation Committee is to recommend compensation levels for Named Executive Officers and other officers and employees of CV Therapeutics, and to administer CV Therapeutics’ equity incentive plans, as adopted by CV Therapeutics from time to time. Under the Compensation Committee Charter, the Compensation Committee has the full power and authority to establish salaries, incentives and other forms of compensation paid to Named Executive Officers and other officers and employees of CV Therapeutics, to administer the various incentive compensation and benefit plans adopted by the Board of Directors and stockholders of CV Therapeutics from time to time, and to establish guidelines as directed by the Board of Directors pursuant to which the Chief Executive Officer may administer CV Therapeutics’ equity incentive plans as to equity awards granted to CV Therapeutics’ employees and consultants (other than CV Therapeutics’ Named Executive Officers or any other officers, if any).

In practice, as described in greater detail in the next section, the Chairman and Chief Executive Officer (assisted by senior human resources personnel) provides the Compensation Committee with information and recommendations relating to Company performance, individual performance and compensation, which the Compensation Committee reviews (in some cases with the full Board of Directors) in making decisions regarding the base salary, bonus, equity awards and all other compensation awarded to CV Therapeutics’ Named Executive Officers. (As described in greater detail below, the Chairman and Chief Executive Officer is not present when the Compensation Committee discusses or determines his compensation.) The Compensation Committee also considers such information and recommendations when the Committee provides advice and input as to the larger selected group of CV Therapeutics’ senior management.

The Roles of Independent Compensation Consultants and Company Management

Historically the Compensation Committee has used independent compensation consultants to assist in various matters relating to compensation programs, policies and processes. The use of compensation consultants is also intended to provide the Compensation Committee and CV Therapeutics’ management with an independent perspective on CV Therapeutics’ various compensation programs and on how to consider determining appropriate levels of salary, bonus and other compensation elements at CV Therapeutics.

In 2008, the Compensation Committee formally retained the independent compensation consultant Radford Surveys + Consulting (an Aon Consulting Company). During 2008, this compensation consultant provided input to peer group criteria and development and benchmark data to the Compensation Committee and to CV Therapeutics’ management with respect to the amounts and the nature of available data on compensation (including base salary, bonus and incentive payments, and equity awards) provided to executive officers at companies in an industry peer group that was approved by the Compensation Committee. The consultant also provided services as requested in connection with executive compensation, equity compensation, and Board of Directors compensation. The consultant met with the Compensation Committee in executive session without management on a number of occasions to provide support to the Compensation Committee in addressing various compensation decisions for the Named Executive Officers.

To aid the Compensation Committee in its work, CV Therapeutics’ Chairman and Chief Executive Officer (assisted by senior human resources personnel) provides the Compensation Committee with a variety of information (including benchmarking data), analyses and recommendations relating to Company, individual performance assessments and compensation determinations regarding all Named Executive Officers (as well as the larger senior management group discussed with the Compensation Committee, as noted in the section above entitled “Compensation Committee Charter”). In preparation for reviews and decisions by the Compensation Committee, the Chairman and Chief Executive Officer tasks senior human resources personnel with project leadership for internal compensation efforts, which includes responsibility for integrating cross-functional input from human resources, finance and legal functions (including outside advisers); this multi-functional approach incorporates input relating to effective performance management and motivation and retention of key employees, internal equity considerations, compliance with legal and benefit plan requirements and stockholder and third party compensation guidelines, tax and accounting treatment, disclosure and other legal requirements and appropriate transparency to investors and stockholders, and employee and benefit plan communication and administration. While the Chairman and Chief Executive Officer participates in the Compensation Committee’s discussion and reviews related to the other members of senior management (including other Named Executive Officers), neither he nor any other Company employees are present when the Compensation Committee discusses or determines his or her own compensation.

Annual Performance/Compensation Cycle

Consistent with the Compensation Committee Charter, the Compensation Committee meets several times per year to review compensation policies and programs, review benchmarking information against approved industry peer companies, achieve alignment with Company management on compensation objectives and strategy, and administer the various material incentive compensation and benefit plans of CV Therapeutics. Among other matters, the Compensation Committee and Company management jointly establish an annual Compensation Committee work plan. In addition, the Chairman and Chief Executive Officer provides proposed annual Company bonus goals to the Board of Directors for review and approval, and the Board of Directors approves annual Company bonus goals with associated weightings.

As part of CV Therapeutics’ annual focal performance review cycle for all of its employees, which typically occurs near or after year-end, as discussed in greater detail below, the Compensation Committee (with input from the Chairman and Chief Executive Officer and the Board of Directors) evaluates Company performance. The Compensation Committee also assesses the performance of Named Executive Officers (and provides advice and input as to the larger senior management group noted above), based on input, assessments and recommendations from management as described above. The Compensation Committee approves salaries, incentives and other elements of compensation for the Named Executive Officers.

Compensation Benchmarking, Targets and Peer Group

Each year, the Compensation Committee undertakes a review of CV Therapeutics’ compensation philosophy for the Named Executive Officers in addition to the criteria used to identify specific peer group companies. The Compensation Committee works with CV Therapeutics’ Chairman and Chief Executive Officer in addition to senior human resource executives to understand the executive staffing needs of CV Therapeutics, to better understand the requisite skills required to be successful in leading and building its business. The Compensation Committee then works with its independent consultant to identify the appropriate criteria and companies that reflect CV Therapeutics’ business model of bringing pharmaceutical products from research onto the market. The criteria and companies must also be consistent with CV Therapeutics’ stage of business operations and complexity, as well as the specific scope of responsibilities that must be effectively managed in CV Therapeutics’ business model. In order to capture potential peers for consideration, the Compensation Committee’s independent consultant applies these factors to gather peer group information relating to revenues, research spending and cash burn, organizational span of control (based on headcount) and market capitalization, to capture the potential peers for consideration. This comparison is intended to help ensure that CV Therapeutics’ compensation practices remain competitive with other peer companies and the biotechnology market in general while simultaneously reflecting the limited market of commercial biotechnology companies that compete for experienced leaders. This is a particularly important goal for compensation programs of CV Therapeutics, given that CV Therapeutics is headquartered and many personnel are based in a high-cost and highly competitive job market (the San Francisco Bay area), with high concentrations of biotechnology companies and other employers (such as universities) and other types of high-growth businesses that compete for the same personnel that CV Therapeutics seeks to attract, motivate and retain.

In regard to CV Therapeutics’ use of a peer group for compensation comparisons for senior management positions, CV Therapeutics’ practices continue to evolve to reflect CV Therapeutics’ evolution as a commercial biotechnology company. In 2007, the target criteria used to select the peer group approved by the Compensation Committee included the following relevant general and industry-specific criteria: having publicly traded stock, significant liquidity and a market capitalization of at least $500 million; being based in the United States with company headquarters in an area with a relatively high cost-of-living; being a fully integrated biotechnology company with over 500 employees and a strong balance sheet; having a research and development pipeline focused on the discovery and development of product candidates with multiple candidates in clinical testing; being engaged in marketing and sales of approved products (with its own field sales personnel) and generating annual product revenues of at least $50 million. In 2008, CV Therapeutics remained similar in size at approximately 500 employees, while simultaneously opening up several new revenues streams and significantly increasing its annual revenue potential. However, because of continued consolidation in the biotechnology and pharmaceutical markets, and the limited number of companies that have a similar business profile to CV Therapeutics, in 2008 it was decided to expand the peer group and examine a broader set of companies to benchmark executive compensation. This change was consistent with CV Therapeutics’ recruiting practices of seeking a broad array of talent that comes from varied backgrounds with strong research, development and commercial organizations. The Compensation Committee also considered it important to examine companies that were similar in size to CV Therapeutics and had management positions of similar complexity, in order to effectively benchmark compensation levels of CV Therapeutics’ executives. Therefore, throughout the process of selecting the peer group, the Compensation Committee, with assistance from its independent consultant, conducted an extensive review to examine the appropriate factors to use to develop the peer group for 2008. The Compensation Committee examined factors including market capitalization, revenue, employee size, research and development expenditures, location, number of commercial products, and number of product candidates currently in clinical trials, to come up with the final peer list for 2008. The peer list of companies used in 2008 was as follows:

Acorda Therapeutics	Celgene	Incyte Corp	Savient Pharmaceuticals
Alexion Pharmaceuticals	Cephalon	InterMune	Seattle Genetics
Alkermes	Cubist Pharmaceuticals	Isis Pharmaceuticals	Sepracor
Alnylam Pharmaceuticals	Endo Pharmaceuticals	Medarex	The Medicines Company
AMAG Pharmaceuticals	Exelixis	Myriad Genetics	Theravance
Amgen	Genentech	Onyx Pharmaceuticals	United Therapeutics
Amylin Pharmaceuticals	Genzyme	OSI Pharmaceuticals	Vertex Pharmaceuticals
Auxilium Pharmaceuticals	Gilead Sciences	PDL BioPharma	Viropharma
Biogen Idec	Human Genome Sciences	Regeneron Pharmaceuticals	Xenoport
BioMarin Pharmaceuticals	ImClone Systems	Rigel Pharmaceuticals	ZymoGenetics

While some of the companies on the 2008 peer list are larger than CV Therapeutics and are more established commercial biotechnology companies, others are much smaller and reflective of pre-commercial and emerging commercial biotechnology businesses. When reviewing the 2008 peer list in the aggregate, the target goal was to be around the middle of the peer group or the 50th percentile across many of the quantifiable metrics listed above, including employee size, market capitalization, revenues and research and development expenditures. The Compensation Committee used CV Therapeutics’ overall position within the peer group when approving actual pay levels to ensure that executives’ pay is competitive within the broad range of the market from the 25th percentile up to the 75th percentile. The 2008 peer group was used as a guide for establishing market ranges, with each executive’s experience and actual performance also being taken into account in determining how to compensate the individual executive relative to the market. The Compensation Committee also examined the internal relationship between the Chairman and Chief Executive Officer and other Named Executive Officers when determining actual pay levels. Going forward, the Compensation Committee plans to review the peer group annually to ensure it accurately captures CV Therapeutics’ position and profile relative to the market, that it encompasses the talent market for leadership positions at CV Therapeutics and is adjusted to reflect the ongoing consolidation in the industry.

In addition, when considering the compensation of CV Therapeutics’ Chairman and Chief Executive Officer relative to the 2008 peer group, as part of the peer group analysis a variety of factors and their impact on this executive’s compensation were examined, including revenues, number of employees, market capitalization and research and development expenditures. When considering actual recommendations and determining final compensation levels regarding the compensation of CV Therapeutics’ Chairman and Chief Executive Officer for 2008, the Compensation Committee also looked at other companies within the peer group that that had founder chief executive officers who oversee research and development activities.

Base Salaries

The base salary element of compensation is intended to compensate CV Therapeutics’ Named Executive Officers competitively at levels necessary to attract and retain qualified executives in the biotechnology industry. The base salary for each Named Executive Officer when newly hired is set on the basis of multiple factors, including the Named Executive Officer’s qualifications, experience, prior salary, competing offers, internal equity compared to other relevant positions, and the salary levels for similar positions within comparable companies including the pre-approved peer group.

For the Named Executive Officers (and other senior management), in 2004 the Board of Directors approved a base salary target at the 75th percentile of the peer group. This target was set in order to help ensure retention of key senior managers through the anticipated transformation to a fully integrated, commercially advanced biotechnology company, despite historical challenges to the effectiveness of long term equity tools. However, base salary levels for the Named Executive Officers have lagged behind this target due to CV Therapeutics’ phased migration approach, discussed above in “Compensation Benchmarking, Targets and Peer Group.” CV Therapeutics presently expects to continue to migrate Named Executive Officer base salaries toward this base salary target over time. The Compensation Committee’s determination of base salary for each Named Executive Officer depends not only on market data and individual performance but on Company growth relative to the pre-approved peer group. In setting base salaries for Named Executive Officers for 2008, the Compensation Committee reviewed and interpreted data from the Radford Global Life Sciences Survey for 2008 as well as 2007 and 2008 publicly filed compensation data for peer group companies. As a result of this approach, our Named Executive Officers do not each have identical base salary amounts. The Compensation Committee has reviewed the pay differences and is satisfied that such differences are appropriate in light of the factors described above.

The base salaries for each of the Named Executive Officers for 2008 are set forth in the “2008 Summary Compensation Table,” below.

Performance-Based Compensation

Annual Bonus Goals and Policies

CV Therapeutics structures its compensation programs with a goal of rewarding Named Executive Officers based on CV Therapeutics’ performance and the individual executive’s contribution to achieving these results. In particular, each year the Chairman and Chief Executive Officer provides proposed annual Company bonus goals to the Board of Directors for review and approval, and the Board of Directors approves annual bonus goals with associated weightings. As part of CV Therapeutics’ annual focal performance review cycle for all of its employees, which typically occurs after year end, the Compensation Committee (with input from the Chairman and Chief Executive Officer and the Board of Directors) evaluates CV Therapeutics’ performance overall for the given year against these approved bonus goals as well as other significant Company performance factors, accomplishments and challenges. The Compensation Committee then determines whether to award bonuses (if at all) and sets bonus amounts and budgets (if any). The approved bonus goals are intended to correlate (assuming they are accomplished) with resultant increased business value of CV Therapeutics and for its stockholders. For this reason, CV Therapeutics’ approved bonus goals typically include goals tied to research, development and commercialization milestones, such as the initiation or completion of clinical studies and the preparation for and launch of approved products and sales milestones; the approved goals may also include other indicators of Company performance, such as goals related to key strategic factors or CV Therapeutics’ balance sheet strength. The weightings for the approved goals are intended to reflect relevant factors such as the relative importance of the goal to CV Therapeutics’ business and operations, the potential impact in terms of near-term and long-term shareholder value, and the degree of difficulty expected to achieve the goal.

Typically near or after year end, based on input and recommendations from the Chairman and Chief Executive Officer, the Compensation Committee (in consultation with the Board of Directors) reviews Company performance overall against the pre-approved bonus goals, and also typically reviews and takes into account other significant Company performance factors, accomplishments and challenges during the year. Evaluation of the goals and other relevant factors necessarily involves a subjective assessment of corporate and individual performance by management and the Compensation Committee. Moreover, the Compensation Committee does not base its considerations on any single performance factor, but rather considers a mix of factors in evaluating Company and individual performance, including performance on the pre-approved bonus goals as well as other significant performance factors, accomplishments and challenges during the year, the individual Named Executive Officer’s performance, and comparison with other biotechnology peer companies as described above.

For the Named Executive Officers (and other senior management), in 2004 the Board of Directors approved a bonus program which provides these senior managers the opportunity to earn multipliers of up to two (2) times their market-based bonus target (derived from the market average or median) in exceptional corporate performance years. This program was designed to further motivate and provide performance-based incentives for the achievement of corporate goals, generate additional value for CV Therapeutics and its stockholders, and help ensure retention of key senior managers through the anticipated transformation to a fully integrated, commercially advanced biotechnology company, despite historical challenges to the effectiveness of long term equity tools. Specific multiplier amounts in any given performance year, if any, are approved by the Compensation Committee.

For 2008, based on management’s recommendation and its review of peer group data, the Compensation Committee set individual Named Executive Officer target bonus (other than for the Chairman and Chief Executive Officer) at 40% of the Named Executive Officer’s base salary. Based on its review of peer group data, the Compensation Committee set the Chairman and Chief Executive Officer’s target bonus at 100% of his base salary. The determination of Named Executive Officer bonuses is also based on assessments of individual performance and Company performance, as recommended by management and approved by the Compensation Committee on the basis of the approved bonus goals and other significant factors using the process described above. (As noted above, the Chairman and Chief Executive Officer is not present when the Compensation Committee discusses or determines his compensation.) In order to assess the total compensation picture and overall effectiveness in motivating and retaining Named Executive Officers, determination of Named Executive Officer bonuses is also based in part on total cash compensation compared to peer group companies. This assessment is particularly important given that CV Therapeutics’ headquarters and many personnel (including Named Executive Officers) are located in the San Francisco Bay area, which is a high-cost and highly competitive recruiting and retention environment.

2008 Cash Bonus Payments

Following the processes described above, the Chairman and Chief Executive Officer proposed, and the Board of Directors approved, 2008 bonus goals and associated weightings in February 2008 as part of the typical annual performance/compensation cycle. In April 2008, in lieu of potential product approval bonuses considered by the Compensation Committee, the Board of Directors approved increasing the potential 2008 bonus pool for CV Therapeutics by granting extra credit for the achievement of certain of the 2008 bonus goals previously approved by the Board of Directors, as follows: (i) the bonus score would be doubled for achievement of the previously approved bonus goal for marketing approval of regadenoson, and (ii) the bonus score would be doubled for achievement of the previously approved bonus goal for European marketing approval of ranolazine.

The 2008 bonus goals as approved by the Board of Directors included and utilized in making 2008 bonus compensation determinations included:

•	success in commercialization efforts as measured by product revenues;

•	obtaining marketing approval for improved angina labeling for Ranexa® (ranolazine) in the U.S. based on the MERLIN TIMI-36 clinical results;

•	marketing approval of Ranexa® (ranolazine) in Europe;

•	commencing a clinical trial of ranolazine in a specified indication;

•	obtaining marketing approval for regadenoson in the U.S.

•	submitting a marketing approval application for regadenoson in Europe;

•	submitting an IND to allow for the advancement of a new program toward clinical development; and

•	achieving visibility to potential future profitability.

In December 2008, the Compensation Committee (with input from the Chairman and Chief Executive Officer and the Board of Directors) met and reviewed overall Company performance against these pre-approved 2008 bonus goals.

In determining funding for the bonus program and individual Named Executive Officer bonus amounts the Compensation Committee (based on recommendations from the Chairman and Chief Executive Officer in the case of other Named Executive Officers) assessed the individual performance of Named Executive Officers (and other members of senior management). Such individual performance assessments necessarily require subjective judgments and assessments that take into consideration various factors, including the scope of authority, impact and responsibility of each individual, the experience and skills required to successfully perform each role, and such individual’s contributions to CV Therapeutics’ strong operational and regulatory milestone performance. Individual performance factors evaluated included the achievement of business function-specific goals that support corporate goals, personnel management and employee development, leadership and organizational effectiveness, and significant unplanned accomplishments and challenges.

Based on the foregoing assessment of Company performance and these assessments of individual performance for the Named Executive Officers (and other members of senior management), management recommended, and the Compensation Committee agreed, to fund CV Therapeutics’ 2008 annual discretionary bonus program at one hundred fifty-five percent (155%) of target funding for officers at the senior vice president level (including the Named Executive Officers other than the Chairman and Chief Executive Officer).

As a result of these approaches, our Named Executive Officers do not each have identical bonus amounts. The Compensation Committee has reviewed the pay differences and is satisfied that such differences are appropriate in light of the factors described above.

Dr. Lange’s 2008 annual cash bonus was determined with reference to CV Therapeutics’ overall performance, as outlined above, Dr. Lange’s base salary, his individual performance as assessed by the Compensation Committee (in consultation with the Compensation Committee’s independent consultant and the Board of Directors), the 2008 median target bonus percentage of chief executive officers in the above-discussed peer group, Dr. Lange’s projected percentile rank and absolute rank order with respect to the peer group, and Dr. Lange’s projected total cash compensation for 2008 with respect to the peer group. As a result of the Compensation Committee’s determination and its review, the final 2008 bonus amount for Dr. Lange was set at 200% of his target bonus.

The approved 2008 annual cash bonus amounts for each Named Executive Officer are included in the amounts set forth in the “2008 Summary Compensation Table,” below.

Discretionary Long-Term Equity Incentive Awards

As discussed above, CV Therapeutics believes that long-term incentive compensation consisting of equity awards are a critical component of a competitive compensation package in the biotechnology industry. This is particularly true since CV Therapeutics competes with high concentrations of local biotechnology and other employers and with biotechnology and other employers from lower cost of living areas given the scarcity of local commercially-experienced talent, many of whom also grant equity awards, in trying to attract, motivate and retain Named Executive Officers and other key personnel. CV Therapeutics also believes that equity awards effectively reward employees for Company success over time and encourage retention of Named Executive Officers and other key employees by CV Therapeutics. Over the past few years CV Therapeutics has used several different types of equity awards with varying vesting periods and other design features, as described in greater detail below.

Policies and Factors Relevant to CV Therapeutics’ Equity Grant Practices

CV Therapeutics’ 2000 Incentive Plan allows for the grant of stock options, RSUs and stock appreciation rights. As CV Therapeutics has sharply increased in size and complexity of operations over the past few years and as competitor companies have added restricted stock and RSUs as part of their compensation, CV Therapeutics has moved away from a historic practice of using stock options as the primary form of equity compensation to a practice of utilizing broad-based grants of RSUs along with option grants. For example, in 2005, CV Therapeutics granted a blend of stock options, RSUs and stock appreciation rights to the Named Executive Officers (and other key performers), and in 2006 and 2007 CV Therapeutics granted a blend of stock options and RSUs to the Named Executive Officers (and other key performers). CV Therapeutics’ awards in these periods have utilized varied vesting periods, distribution dates and other design features intended to ensure that Company executive equity practices were competitive in retaining and motivating Named Executive Officers and other key employees; these features are described in greater detail in the “2008 Outstanding Equity Awards at Fiscal Year-End Table,” below.

A number of factors have contributed to CV Therapeutics’ shifts to a higher use of RSU grants and use of differing equity award designs. These factors include the desire to provide Named Executive Officers and other employees with the opportunity to receive and maintain an equity interest in CV Therapeutics, to better align Named Executive Officers and other employees with stockholders, as well as to increase the opportunity for employee and stockholder benefit through a diversity of types and designs of equity awards; the lesser dilutive impact of RSU grants (compared to stock option grants) and overall available shares; stockholder preferences on equity award parameters; and changing accounting and tax implications for equity awards. Finally, a key driver over time has been under-performance of growth stocks (including CV Therapeutics’), which has contributed to CV Therapeutics’ historical pattern of having a significant percentage of options with exercise prices above CV Therapeutics’ stock price.

These practices are consistent with the equity policies and targets approved by the Board of Directors in 2004 to help ensure retention of Named Executive Officers (and other senior management) through the anticipated transformation to a fully integrated, commercially advanced biotechnology company, despite historical challenges to the effectiveness of long term equity tools. As a result, for equity grant purposes, CV Therapeutics targets equity awards at the 50th to 75th percentile of the peer group.

In applying these equity targets and policies, as part of the determination of what new equity awards, if any, to grant to each Named Executive Officer, the Compensation Committee assesses a mix of factors rather than just a single performance factor, as part of the process described above (which includes including input, assessments and recommendations from management). These factors include those discussed above as well as CV Therapeutics’ accomplishments and significant challenges during the year, the individual performance of each Named Executive Officer, each Named Executive Officer’s past and anticipated future contribution to the attainment of CV Therapeutics’ long-term strategic goals, and comparisons with other biotechnology companies and their equity award practices. Such comparisons include Named Executive Officer total cash compensation, in order to assess the total compensation picture and overall effectiveness in motivating and retaining Named Executive Officers. This assessment is particularly important given that CV Therapeutics’ headquarters and many personnel (including Named Executive Officers) are located in the San Francisco Bay area, which is a high-cost and highly competitive recruiting and retention environment. Other factors taken into consideration include long-term incentives previously granted, including the type of previously granted awards, the amount of actual (vs. theoretical) equity value per year that has been derived to date by Named Executive Officers and other senior management (a group who as of 2008 had an average tenure of nine years and a strong track record in achieving corporate goals), the current actual value of each Named Executive Officer’s unvested equity grants, the percentage of stock option grants with exercise prices greater than CV Therapeutics’ stock price, and the theoretical present value of equity grants as calculated for purposes of CV Therapeutics’ financial statements.

In connection with the restructuring of CV Therapeutics in May 2007, including in the period that followed the restructuring, CV Therapeutics took a number of equity-related actions approved by the Board of Directors, with the goal and intention of stabilizing CV Therapeutics and motivating and retaining key performers at all levels of the organization (including Named Executive Officers and other members of senior management) remaining at CV Therapeutics and responsible for the achievement of corporate goals with significantly reduced available resources. Specifically, in May 2007 the Board of Directors approved retention grants to key non-officer employees (including field sales and key headquarters personnel), consisting of stock option grants and RSU grants; the Board of Directors approved the acceleration of vesting of all stock options with an exercise price of $10.00 or greater granted to employees prior to May 31, 2007 (not including the May 2007 retention grants or any grants to the Chairman and Chief Executive Officer), in part to reduce future operating expenses; and the Board of Directors approved the cancellation of outstanding stock appreciation rights (other than the grant to the Chairman and Executive Officer), subject to voluntary consent of each holder, in part to reduce future operating expenses. (All Named Executive Officers who were eligible to relinquish their stock appreciation rights in 2007 volunteered to do so.)

In addition, in August 2007 the Compensation Committee and the Board of Directors approved key retention grants of stock options and RSUs to the Named Executive Officers and other key officers in the senior management group, with vesting and other design features intended to enhance retention and motivation of these key employees. The size of these grants was formulated based on a new hire grant plus an annual grant, and was intended to be a deterrent to attrition based on competitive new hire offers for key officer personnel deemed critical to the leadership and stabilization of CV Therapeutics following the May 2007 restructuring. In approving these grants, the Board of Directors determined that the Named Executive Officers (and other key officers) would not receive any additional performance-based equity replenishment grants in 2008 or 2009. In addition, each recipient of the August 2007 grants agreed to forego the usual “single trigger” change-in-control provision embedded in CV Therapeutics’ equity plans (described below) in favor of specific “double trigger” change-in-control terms for these grants (which involves both a change in control of CV Therapeutics and the individual’s loss of his or her job within a limited period of time following the change in control).

Because of the Board of Directors’ prior determination not to provide any additional performance-based equity incentive grants in 2008 or 2009 to the Named Executive Officers, there were no grants of any equity awards to the Named Executive Officers during 2008.

CV Therapeutics believes that stock options priced at the fair market value of CV Therapeutics’ stock strongly align the interests of its Named Executive Officer and other employees with long-term Company performance and stockholder interests. Therefore, CV Therapeutics has priced all of its stock option grants with exercise prices equal to the closing price of CV Therapeutics’ stock on the last trading day prior to the date of grant, which is how CV Therapeutics’ equity plan defines fair market value. CV Therapeutics has never repriced stock options.

CV Therapeutics believes that its use of RSUs increases Named Executive Officer and other employee ownership in CV Therapeutics, thereby better aligning employee interests with stockholder interests, and lessens the dilutive effect of equity grants (compared to stock option grants). Also, because a significant portion of CV Therapeutics’ outstanding stock option grants to its Named Executive Officers and other employees have exercise prices above the current price of CV Therapeutics’ common stock, CV Therapeutics’ RSU grants (which include vesting and distribution provisions) are intended to serve as an important retention tool for the Named Executive Officers and other employees.

The equity awards granted to the Named Executive Officers are described in the “2008 Summary Compensation Table” and “2008 Outstanding Equity Awards at Fiscal Year-End Table,” below. As a result of this approach, our Named Executive Officers do not each have identical long-term incentive compensation amounts. The Compensation Committee has reviewed the pay differences and is satisfied that such differences are appropriate in light of the factors described above.

Timing of Equity Awards to Named Executive Officers

The Compensation Committee’s general practice is to review Named Executive Officer performance and to set annual compensation for the Named Executive Officers at the end of each annual performance period (as described above). Historically, equity awards to the Named Executive Officers have generally been approved in connection with these annual reviews. Consistent with these practices, equity awards were granted to the Named Executive Officers in December or January for the past several years, in conjunction with the annual performance review for Named Executive Officers. However, we have in the past and may in the future grant equity awards at other times of year, depending on business needs. As noted above, the Named Executive Officers did not receive any grants of equity awards during 2008.

In general CV Therapeutics does not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Because the date for the Compensation Committee’s annual review of Named Executive Officer performance and compensation is set well in advance, the Compensation Committee may approve grants of equity awards to Named Executive Officers at times when CV Therapeutics is in possession of material non-public information. However, the Compensation Committee does not use any such material non-public information to increase the potential value of equity awards to Named Executive Officers. Similarly, CV Therapeutics does not backdate options or grant options retroactively; nor does it grant options with any so-called “reload” feature or loan funds to any employees to enable them to exercise options.

Change-in-Control and Severance Provisions

2000 Incentive Plan Provisions

CV Therapeutics makes equity award grants under the 2000 Incentive Plan and the 2004 Employment Commencement Incentive Plan (which is used only for new hire grants). Each of these plans has been approved by the Board of Directors, and the 2000 Incentive Plan has been approved by CV Therapeutics’ stockholders. Each of these plans, along with each of CV Therapeutics’ other equity incentive plans, provides that each outstanding stock award under the plan shall automatically become fully vested and/or exercisable with respect to all of the shares of common stock subject thereto upon a change of control of CV Therapeutics, and the 2000 Incentive Plan also provides that all shares of common stock subject to outstanding RSUs under the 2000 Incentive Plan shall automatically be distributed to holders thereof upon a change of control of CV Therapeutics. Each of these plans defines such change of control as a sale of substantially all of the assets of CV Therapeutics, a merger or consolidation involving CV Therapeutics, or any transaction or series of related transactions in which more than fifty percent (50%) of CV Therapeutics’ voting power is transferred. CV Therapeutics and the Board of Directors have determined that these provisions are appropriate in order to encourage retention of equity award recipients through a change-of-control event, and to reward such recipients for their participation in the growth in the value of CV Therapeutics. As noted above, the Board of Directors made key retention grants of stock options and RSUs to the Named Executive Officers in August 2007 that are not subject to the “single trigger” vesting acceleration described below. These grants instead are subject to “double trigger” vesting acceleration upon certain terminations of the Named Executive Officers’ employment as described below.

Severance and Change-of-Control Agreements

CV Therapeutics has entered into executive severance arrangements in the Amended and Restated Employment Agreement with Dr. Lange (discussed in the next section below), as well as executive severance agreements with each of its other Named Executive Officers. In addition, CV Therapeutics has in place severance agreements for officers who are not Named Executive Officers, and a severance plan covering all of CV Therapeutics’ full-time employees. All of the foregoing agreements, and CV Therapeutics-wide severance plan, were approved by the Board of Directors.

The individual severance agreements with Named Executive Officers (and other members of senior management) and the Employment Agreement with Dr. Lange, as well as CV Therapeutics-wide group severance plan, are each intended to provide a retention incentive for our Named Executive Officers in the event of a potential change in control transaction by providing each executive with severance payment entitlements sufficient to motivate them to remain employed through consummation of such a transaction instead of pursuing alternative opportunities in the face of a potential change in control transaction. The Employment Agreement with Dr. Lange is the result of arm’s length negotiations regarding all of the material terms of the Employment Agreement; as part of these negotiations the Compensation Committee utilized the services of an independent compensation consultant, Frederick W. Cook, Inc., which provided analysis regarding the terms of Dr. Lange’s agreement.

The executive severance agreements with each Named Executive Officer (other than the Chairman and Chief Executive Officer) provide that, in connection with a change of control of CV Therapeutics (as defined in the agreements), all outstanding stock options held by the Named Executive Officer shall automatically become fully vested and exercisable. In addition, as set forth in the 2000 Incentive Plan pursuant to which all grants to Named Executive Officers that are currently unvested have been made, in the event of a change of control of CV Therapeutics (as would occur upon Acquisition Sub’s acceptance of Shares for payment in the Offer), each outstanding stock award under the 2000 Incentive Plan shall, automatically and without further action by CV Therapeutics, become fully vested and/or exercisable with respect to all of the Shares subject thereto, and all Shares subject to outstanding RSUs shall be distributed to holders thereof, no later than five (5) business days before the closing of such change of control. However, in August 2007 the Named Executive Officers, including Dr. Lange, received grants of stock options and RSUs that waive these provisions of the 2000 Incentive Plan and provide instead, with respect to such August 2007 grants only, that such outstanding stock awards shall, automatically and without further action by CV Therapeutics, become fully vested and/or exercisable with respect to all of the Shares subject thereto, and all Shares subject to such RSUs shall be distributed to holders thereof, if the holder thereof has a separation from service from CV Therapeutics that is a Covered Termination (as defined in the executive severance agreements with each Named Executive Officer other than Dr. Lange) within 13 months following a change of control of CV Therapeutics, or due to a termination without Cause or resignation for Good Reason (as defined in the Employment Agreement with Dr. Lange).

In addition, under the severance agreements with each of CV Therapeutics’ Named Executive Officers (other than the Chairman and Chief Executive Officer), if the Named Executive Officer has a separation from service from CV Therapeutics that is a Covered Termination within thirteen (13) months following a change of control of CV Therapeutics, the Named Executive Officer is entitled to receive additional severance benefits, including the following: eighteen (18) months’ of the Named Executive Officer’s base salary at the time of termination and 150% of the Named Executive Officer’s annual bonus (if any) in the year prior to the change of control; eighteen (18) months’ continued health benefits; and in the event that any benefits would be subject to the excise tax imposed by Section 4999 of the Code, an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. Such benefits will terminate immediately if the Named Executive Officer, at any time, violates any proprietary information or confidentiality obligation of CV Therapeutics. In March 2009, the Board of Directors amended the executive severance agreements to clarify that the bonus calculation described above applies to bonuses earned in the year prior to termination.

CEO Employment Agreement

In December 2005, CV Therapeutics entered into the Employment Agreement with its Chairman and Chief Executive Officer. The Employment Agreement was amended and restated in its entirety as of December 1, 2007 in connection with compliance under final Internal Revenue Service regulations issued in 2007 under Section 409A of the Internal Revenue Code (Section 409A), and to make other non-material changes not technically required under Section 409A. The Amended and Restated Employment Agreement (the Employment Agreement) provides that Dr. Lange serves as CV Therapeutics’ Chairman of the Board of Directors, Chief Executive Officer and Chief Science Officer. The Employment Agreement supersedes Dr. Lange’s prior executive severance agreement, and was approved by the Board of Directors.

Base Salary, Bonus, and Long-Term Incentive and Equity Compensation Awards

Under the Employment Agreement, CV Therapeutics has agreed that it shall continue compensating Dr. Lange while he is employed as Chief Executive Officer in the same manner that it has done during his past and present employment with CV Therapeutics. While the general approach to Dr. Lange’s base salary is as described above, the Employment Agreement further provides that Dr. Lange is to receive a minimum annual salary of $700,000 per year, and that the Compensation Committee shall review Dr. Lange’s base salary in relation to CV Therapeutics’ peer group and Dr. Lange’s principal peers, and in relation to his performance; as a result of these evaluations the Compensation Committee may increase Dr. Lange’s base salary from time to time above the minimum.

The Employment Agreement provides that CV Therapeutics shall continue compensating Dr. Lange while he is employed as Chief Executive Officer in the same manner that it has done during his past and present employment with CV Therapeutics, and that the Compensation Committee shall review and set Dr. Lange’s annual bonus compensation in relation to CV Therapeutics’ peer group and Dr. Lange’s principal peers, and in relation to CV Therapeutics’ and his performance, provided that the target annual bonus set for Dr. Lange during the term of the Employment Agreement shall be no less favorable than the target annual bonus for Dr. Lange as of the December 2005 effective date of the original Employment Agreement.

Under the Employment Agreement, Dr. Lange is eligible to be granted long-term incentive and equity compensation awards in the discretion of the Compensation Committee and the Board of Directors based upon the Compensation Committee’s evaluation of his performance and market and peer compensation. In addition to any such discretionary awards, if any, in connection with the execution of the original Employment Agreement in December 2005, CV Therapeutics granted Dr. Lange certain RSU awards, which are described in greater detail in the “2008 Outstanding Equity Awards at Fiscal Year-End Table,” below.

Term, Termination, Severance and Change of Control

The Employment Agreement has an eight (8)-year term from December 2005, provided that either CV Therapeutics or Dr. Lange may terminate his employment at any time and for any reason. In the event of such a termination by CV Therapeutics without Cause or a resignation by Dr. Lange for Good Reason (as these terms are defined in the Employment Agreement), or if Dr. Lange’s employment with CV Therapeutics ceases due to his death or disability, CV Therapeutics is required to make severance payments to Dr. Lange (or his beneficiaries) of two (2) times his base salary and of the amount equal to two (2) times his Average Annual Bonus (as defined in the Employment Agreement, which as provided therein is calculated based on the annual bonuses payable to Dr. Lange under CV Therapeutics’ annual bonus programs for the three (3) full calendar years prior to the year of termination) as well as a pro rata amount of his target annual bonus for the year of termination, CV Therapeutics will pay health benefit premiums for Dr. Lange and his eligible dependents for eighteen (18) months, and Dr. Lange is entitled to certain specified additional equity-related benefits (which relate to full vesting of his outstanding stock options, longer periods of exercisability for his stock options, and specified additional vesting as to his RSU grants). In the event that any benefits under the Employment Agreement would be subject to the excise tax imposed by Section 4999 of the Code, CV Therapeutics shall make an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. The Employment Agreement provides that as consideration for the severance payments, as well as any equity grants Dr. Lange may receive from CV Therapeutics, Dr. Lange has agreed to be bound by a non-solicitation and non-competition covenant for a period of one (1) year after termination of employment, a non-disparagement covenant for a period of one (1) year after termination of employment, and a confidentiality covenant.

In addition, if Dr. Lange’s employment with CV Therapeutics ceases within eighteen (18) months after a change of control of CV Therapeutics (as defined in the Employment Agreement) as a result of a termination of employment by CV Therapeutics without Cause or a resignation by Dr. Lange for Good Reason, then Dr. Lange receives all of the benefits described above, except that CV Therapeutics will continue to pay health benefit premiums for Dr. Lange and his eligible dependents for up to twenty-four (24) months; and in the event of any such specified cessation of employment at any time after a change of control of CV Therapeutics, then Dr. Lange receives all of the foregoing benefits and, in addition, all of Dr. Lange’s unvested stock options, restricted stock and other equity compensation granted to Dr. Lange shall immediately accelerate vesting as to 100% of the covered shares.

Additional Benefits

During the term of the Employment Agreement Dr. Lange is entitled to receive from CV Therapeutics a monthly automobile allowance of $1,000, reimbursement of certain expenses of up to $25,000 annually, and supplemental long-term disability insurance providing no less than $10,000 coverage per month in additional coverage. In addition, CV Therapeutics agreed to reimburse Dr. Lange up to a specified amount for reasonable attorney’s fees he incurred in connection with the negotiation of the Employment Agreement as amended in 2007. These amounts are described in greater detail in the “2008 Summary Compensation Table,” below.

Other Elements of Compensation and Perquisites

In addition to the foregoing elements of compensation, the Named Executive Officers are eligible to participate in CV Therapeutics’ broad-based Board of Directors-approved Section 401(k) Savings/Retirement Plan and CV Therapeutics’ health and welfare plans on the same terms as all of CV Therapeutics’ other employees. CV Therapeutics’ 2008 discretionary match contribution amounts to each Named Executive Officer under the Section 401(k) Plan are set forth in the “2008 Summary Compensation Table,” below. In addition, CV Therapeutics maintains a Board of Directors-approved long-term incentive plan to provide a specific deferred compensation benefit to the Named Executive Officers and a limited group of other senior management. For each Named Executive Officer, the aggregate plan account balance and aggregate earnings in 2008 (based on deemed investment earnings/losses as provided under the plan) is set forth in the “2008 Nonqualified Deferred Compensation Table,” below. In addition, Dr. Lange’s Employment Agreement provides for him to receive certain perquisites, which are described in greater detail in the section entitled “Certain Relationships and Related Transactions” and in the “2008 Summary Compensation Table,” below, which CV Therapeutics determined were appropriate to provide in order to minimize distractions from Dr. Lange’s attention to Company business and allow him to devote additional time to Company business, as well as to facilitate his use of knowledgeable experts to assist with financial planning and related matters.

Tax Considerations

The Compensation Committee is responsible for addressing the issues raised by Section 162(m) of the Internal Revenue Code, which makes certain “non-performance-based” compensation to certain of CV Therapeutics’ executives in excess of $1,000,000 non-deductible by CV Therapeutics. The Compensation Committee has determined that stock option based compensation for CV Therapeutics’ Named Executive Officers will generally qualify as “performance-based” compensation under Section 162(m) and be fully deductible for the year in which such stock options are exercised. To qualify as “performance-based” under Section 162(m), RSUs and cash compensation payments must be granted or made pursuant to a plan, by a committee of at least two “outside” directors (as defined in the regulations promulgated under the Internal Revenue Code) and must be based on achieving objective performance goals. In addition, the material terms of such plan must be disclosed to and approved by stockholders and the outside directors or the Compensation Committee, as applicable, who must certify that the performance goals were achieved before payments can be awarded.

While the Compensation Committee considers Section 162(m) in making its compensation decisions, the deductibility of compensation under Section 162(m) is not a definitive or dispositive factor in the Compensation Committee’s determination process. The Compensation Committee will monitor the level of compensation paid to CV Therapeutics’ executive officers and may act in response to the provisions of Section 162(m).

2008 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to each Named Executive Officer for the years ended December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)(5)	Non-Equity Incentive Plan Compen- sation ($)(6)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings ($)(7)	All Other Compensation ($)(8)		Total ($)
Louis G. Lange, M.D., Ph.D.	2008	$770,000	$—	$2,343,833	$1,852,531	$1,540,000	N/A	$31,485	(9)	$6,537,849
Chairman and Chief	2007	700,000	—	2,728,374	1,240,437	660,000	N/A	35,044	(9)	5,636,855
Executive Officer	2006	624,000	262,500	1,794,084	1,058,297	500,000	N/A	89,171	(9)	4,328,052

Daniel K. Spiegelman	2008	368,000	—	409,058	400,802	240,000	N/A	15,497		1,433,357
Senior Vice President and	2007	350,000	—	556,687	616,291	115,000	N/A	14,997		1,652,975
Chief Financial Officer	2006	312,000	82,500	272,213	447,464	110,000	N/A	15,000		1,239,177

Brent K. Blackburn, Ph.D	2008	368,000	—	409,058	400,802	225,000	N/A	15,497		1,418,357
Senior Vice President, Drug	2007	350,000	—	556,687	616,291	115,000	N/A	15,496		1,653,474
Discovery and Development	2006	312,000	82,500	272,213	447,464	130,000	N/A	15,000		1,259,177

Tricia Borga Suvari, Esq.	2008	348,000	—	409,058	400,802	210,000	N/A	15,497		1,383,357
Senior Vice President,	2007	316,000	—	556,687	602,503	140,000	N/A	15,496		1,630,686
General Counsel and Secretary	2006	285,000	60,000	272,213	392,208	100,000	N/A	15,000		1,124,421

Lewis J. Stuart(10)	2008	314,000	—	321,037	400,802	190,000	N/A	15,497		1,241,336
Senior Vice President, Commercial Operations	2007	280,000	—	336,416	520,599	128,000	N/A	15,496		1,280,511

(1)	Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under CV Therapeutics’ 401(k) plan.
(2)	These bonus amounts reflect discretionary cash bonuses paid in February 2006 in connection with the receipt of regulatory approval of CV Therapeutics’ lead product in January 2006.
(3)

Amounts in the stock awards column represent RSUs that generally vest in forty-eight (48) equal monthly installments beginning on the date of grant. Distribution of vested shares of common stock occurs on the one (1)-year, two (2)-year, three (3)-year and four (4)-year anniversaries of the grant date. Total amounts disclosed represent stock-based compensation expense for 2008, 2007 and 2006 as calculated under Statement of Financial Accounting Standard 123R, Share-Based Payment (FAS 123R). Some of the RSUs provided for immediate acceleration of vesting in the event CV Therapeutics achieved a certain product revenue target over four consecutive quarters. During 2007, this revenue target was met and the accelerated expense has been included in the table above. The stock compensation expense related to the accelerated vesting of these RSUs is as follows: $431,250 for Dr. Lange, $179,688 for Mr. Spiegelman, $179,688 for Dr. Blackburn, $179,688 for Ms. Suvari, and $97,031 for Mr. Stuart. CV Therapeutics’ RSUs and all assumptions related to the valuation of RSUs are discussed in Note 14, “Stock-Based Compensation,” in CV Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2008.

(4)	Each Named Executive Officer also received a grant of a stock appreciation right (SAR) in January 2005. These SAR grants were modified by the Board of Directors in January 2006, and are therefore included in the table above. In addition, in May 2007, the Board of Directors approved the cancellation of outstanding SAR awards provided that the individual SAR holder also voluntarily consented to such cancellation, effective June 1, 2007. Excluded from the cancellation of outstanding SAR awards were any and all grants to Dr. Lange. In accordance with FAS 123R, a cancellation of an award that is not accompanied by a concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost was recognized at the cancellation date and is therefore included in the table above. The stock compensation expense related to the cancellation of these SARs is as follows: $152,331 for Mr. Spiegelman, $152,331 for Dr. Blackburn, $152,331 for Ms. Suvari, and $101,554 for Mr. Stuart. Total amounts disclosed include stock-based compensation expense for 2007 and 2006 as calculated under FAS 123R. As of December 31, 2008, payments totaled approximately $0.1 million. CV Therapeutics’ SAR grants and all assumptions related to the valuation of SARs are discussed in Note 14, “Stock-Based Compensation,” in CV Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2008.
(5)	CV Therapeutics’ stock-based compensation program includes incentive and non-statutory stock options. Total amounts disclosed include stock-based compensation expense for 2008, 2007 and 2006 as calculated under FAS 123R. In May 2007, the Board of Directors approved the acceleration of vesting of all options with an exercise price of $10.00 or greater granted to our employees prior to May 31, 2007, effective June 1, 2007 and the accelerated expense has been included in the table above. Excluded from the accelerated vesting were any and all grants to members of our Board of Directors, including Dr. Lange, all retention grants approved by the Board of Directors in May 2007 and all options granted to new hires on or after May 31, 2007. The stock compensation related to the accelerated vesting of options is as follows: $235,097 for Mr. Spiegelman, $235,097 for Dr. Blackburn, $225,854 for Ms. Suvari, and $159,293 for Mr. Stuart. In addition, in November 2007, the Board of Directors approved an amended and restated employment agreement for Dr. Lange, effective December 1, 2007, which modified the post-termination exercise period of Dr. Lange’s option grants. The stock compensation expense for 2008 and 2007 related to this modification was $40,598 and $122,737, respectively. CV Therapeutics’ option grants and all assumptions related to the valuation of options are discussed in Note 14, “Stock-Based Compensation,” in CV Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2008.
(6)	Represents cash bonuses earned in 2008 that were paid in 2009, 2007 that were paid in 2008 and cash bonuses earned in 2006 that were paid in 2007, as discussed in greater detail in the section entitled “Compensation Discussion and Analysis,” above.
(7)	No Named Executive Officers participate in any qualified or non-qualified defined benefit plans sponsored by CV Therapeutics, and CV Therapeutics does not maintain any qualified or non-qualified defined benefit plans.
(8)	Under rules promulgated by the SEC, no perquisite amounts are shown for any Named Executive Officer if the aggregate perquisite amount for any individual Named Executive Officer did not exceed $10,000 in 2008, 2007 and 2006. For 2008, CV Therapeutics made a discretionary matching contribution to all eligible participants in CV Therapeutics’ 401(k) plan in the form of cash and shares of common stock. All eligible participants in the 401(k) plan were allocated this matching contribution on January 7, 2009, with the number of shares being allocated to participants’ accounts based on the closing price of the common stock on that date (which was $9.23 per share). Each of Dr. Lange, Mr. Spiegelman, Dr. Blackburn, Ms. Suvari and Mr. Stuart received a matching contribution of 1,679 shares of common stock (with a value on the allocation date of $15,497.17 based on the price per share on such date) and $2.83 in cash for fractional shares. For 2007, CV Therapeutics made a discretionary matching contribution to all eligible participants in CV Therapeutics’ 401(k) plan in the form of cash and shares of common stock. All eligible participants in the 401(k) plan were allocated this matching contribution on January 4, 2008, with the number of shares being allocated to participants’ accounts based on the closing price of the common stock on that date (which was $8.76 per share). Each of Dr. Lange, Dr. Blackburn, Ms. Suvari and Mr. Stuart received a matching contribution of 1,769 shares of common stock (with a value on the allocation date of $15,496.44 based on the price per share on such date) and $3.56 in cash for fractional shares. Mr. Spiegelman received a matching contribution of 1,712 shares of common stock (with a value on the allocation date of $14,997.12 based on the price per share on such date) and $2.88 in cash for fractional shares. For 2006, CV Therapeutics made a discretionary matching contribution to all eligible participants in CV Therapeutics’ 401(k) plan in the form of cash and shares of common stock. All eligible participants in the 401(k) plan were allocated this matching contribution on January 8, 2007, with the number of shares being allocated to participants’ accounts based on the closing price of the common stock on that date (which was $13.10 per share). Each of Dr. Lange, Mr. Spiegelman, Dr. Blackburn, and Ms. Suvari received a matching contribution of 1,145 shares of common stock (with a value on the allocation date of $14,999.50 based on the price per share on such date) and $0.50 in cash for fractional shares.
(9)

Includes $15,988 of perquisites for Dr. Lange for 2008, $19,548 of perquisites for Dr. Lange for 2007 and $74,171 of perquisites for Dr. Lange for 2006. Under Dr. Lange’s amended and restated Employment Agreement with CV Therapeutics, in 2008, Dr. Lange received reimbursement of $12,000 for the use of an automobile, and $3,988 for financial support and assistance expenses. Under Dr. Lange’s amended and restated Employment Agreement with CV Therapeutics, in 2007, Dr. Lange received reimbursement of $12,000 for the use of an automobile, $3,258 for financial support and assistance expenses and $4,290 for attorney’s fees incurred by him in connection with the negotiation of his amended and restated Employment Agreement. In 2006, Dr. Lange received reimbursement of

$12,322 for the use of an automobile, $8,516 for financial and legal support and assistance expenses, and $30,000 for attorney’s fees incurred by him in connection with the negotiation of his original Employment Agreement with CV Therapeutics. In addition, the $30,000 reimbursement of legal fees was grossed-up by $23,333 to pay taxes.

(10)	Mr. Stuart was promoted to Senior Vice President, Commercial Operations, effective as of July 16, 2007. Prior to this date, Mr. Stuart was CV Therapeutics’ Vice President, Sales.

2008 Grants Of Plan-Based Awards Table

There were no grants awarded in the year ended December 31, 2008. The Company does not have any estimated future payouts under any equity or non-equity incentive plan awards.

2008 Outstanding Equity Awards At Fiscal Year-End Table

The following table provides information on the stock options, RSUs and stock appreciation rights held by each Named Executive Officer as of December 31, 2008. CV Therapeutics does not have any unearned equity incentive awards.

Name	Date of Grant	Stock Awards								Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
		Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)(1)		Option Expiration Date(2)
		Exercisable		Unexercisable
Louis G. Lange, M.D., Ph.D.	5/16/2000	100,000	(4)	—		$37.13		5/16/2010
	1/16/2001	100,000	(4)	—		44.25		1/16/2011
	10/31/2001	50,000	(4)	—		40.61		10/31/2011
	12/10/2001	100,000	(4)	—		57.34		12/10/2011
	6/7/2002	50,000	(4)	—		17.03		6/7/2012
	12/2/2002	125,000	(4)	—		23.21		12/2/2012
	12/11/2003	175,000	(5)	—		13.16		12/11/2013
	12/5/2005	27,000	(5)	9,000	(5)	24.94		12/5/2015
	12/11/2006	18,000	(5)	18,000	(5)	13.33		12/11/2016
	8/22/2007	333,333	(6)	416,667	(6)	10.45		8/22/2017
	12/5/2005									12,000	(7)	$110,520
	12/22/2005									40,207	(8)	370,306
	1/3/2006									5,174	(9)	47,653
	12/11/2006									24,000	(7)	221,040
	8/22/2007									191,667	(10)	1,765,253
	1/3/2005	—		43,750	(11)	N/A	(12)	1/3/2009	(11)

Daniel K. Spiegelman	5/16/2000	50,000	(4)	—		37.13		5/16/2010
	1/16/2001	50,000	(4)	—		44.25		1/16/2011
	10/31/2001	25,000	(4)	—		40.61		10/31/2011
	12/10/2001	25,000	(4)	—		57.34		12/10/2011
	6/7/2002	25,000	(4)	—		17.03		6/7/2012
	12/2/2002	50,000	(4)	—		23.21		12/2/2012
	12/11/2003	75,000	(5)	—		13.16		12/11/2013
	12/5/2005	15,000	(5)	—		24.94		12/5/2015
	12/11/2006	15,000	(5)	—		13.33		12/11/2016
	8/22/2007	83,333	(6)	104,167	(6)	10.45		8/22/2017
	12/5/2005									5,000	(7)	46,050
	12/11/2006									10,000	(7)	92,100
	8/22/2007									47,917	(10)	441,316

Brent K. Blackburn, Ph.D.	5/16/2000	35,000	(4)	—		37.13		5/16/2010
	1/16/2001	50,000	(4)	—		44.25		1/16/2011
	10/31/2001	25,000	(4)	—		40.61		10/31/2011
	12/10/2001	35,000	(4)	—		57.34		12/10/2011
	6/7/2002	25,000	(4)	—		17.03		6/7/2012
	12/2/2002	50,000	(4)	—		23.21		12/2/2012
	12/11/2003	75,000	(5)	—		13.16		12/11/2013
	12/5/2005	15,000	(5)	—		24.94		12/5/2015
	12/11/2006	15,000	(5)	—		13.33		12/11/2016
	8/22/2007	83,333	(6)	104,167	(6)	10.45		8/22/2017
	12/5/2005									5,000	(7)	46,050
	12/11/2006									10,000	(7)	92,100
	8/22/2007									47,917	(10)	441,316

Name	Date of Grant	Stock Awards						Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
		Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)(1)	Option Expiration Date(2)
		Exercisable		Unexercisable
Tricia Borga Suvari, Esq.	5/15/2000	75,000	(13)	—		34.13	5/15/2010
	1/16/2001	10,000	(4)	—		44.25	1/16/2011
	10/31/2001	25,000	(4)	—		40.61	10/31/2011
	12/10/2001	25,000	(4)	—		57.34	12/10/2011
	6/7/2002	20,000	(4)	—		17.03	6/7/2012
	12/2/2002	30,000	(4)	—		23.21	12/2/2012
	12/11/2003	50,000	(5)	—		13.16	12/11/2013
	12/5/2005	15,000	(5)	—		24.94	12/5/2015
	12/11/2006	15,000	(5)	—		13.33	12/11/2016
	8/22/2007	83,333	(6)	104,167	(6)	10.45	8/22/2017
	12/5/2005							5,000	(7)	46,050
	12/11/2006							10,000	(7)	92,100
	8/22/2007							47,917	(10)	441,316

Lewis J. Stuart	6/23/2003	115,000	(4)	—		30.00	6/23/2013
	12/17/2003	10,000	(5)	—		13.38	12/17/2013
	12/5/2005	8,100	(5)	—		24.94	12/5/2015
	12/11/2006	8,100	(5)	—		13.33	12/11/2016
	8/22/2007	83,333	(6)	104,167	(6)	10.45	8/22/2017
	12/5/2005							2,700	(7)	24,867
	12/11/2006							5,400	(7)	49,734
	8/22/2007							47,917	(10)	441,316

(1)	Options are granted at an exercise price equal to the closing market price per share on the last trading day prior to the date of grant, in accordance with the definition of fair market value in CV Therapeutics’ equity incentive plans. There is no exercise price for RSUs or SARs.
(2)	Options expire ten (10) years from the date of grant.
(3)	Amounts shown are based on the fair market value of CV Therapeutics’ common stock at December 31, 2008, the last trading day of 2008, which was $9.21 per share.
(4)	Each of the options vests as follows: twenty percent (20%) of the shares subject to the option vest on the first anniversary of the grant date; the remaining shares vest at the rate of 1.667% of the shares subject to the option per month for the next twenty four (24) months and at the rate of 3.333% of the shares subject to the option for the next twelve (12) months.
(5)	Each of the options vests in forty-eight (48) equal installments beginning on the date of the grant.
(6)	Each of the options vest in thirty-six (36) equal installments beginning on the date of grant
(7)	Each RSU vests in forty-eight (48) equal monthly installments beginning on the date of grant. Distribution of vested shares of common stock will occur on the one (1)-year, two (2)-year, three (3)-year and four (4)-year anniversaries of the grant date. There is no exercise price for these RSU grants. Upon payout, the Named Executive Officer is entitled to receive one (1) share of common stock for each one (1) RSU.
(8)

In accordance with Dr. Lange’s Employment Agreement, 20,169 shares of this RSU grant vested effective December 22, 2005; the remaining RSUs vest quarterly over four (4) years starting on the date of grant. Distribution of vested shares of common stock will occur on the one (1)-year anniversary of each quarterly vesting date, such that 100% of the shares of common stock subject to the RSU are vested on the fourth (4th) anniversary of the effective date.

(9)

In accordance with Dr. Lange’s Employment Agreement, 6.25% of the shares of this RSU grant vest at the end of each three (3)-month period beginning on the date of grant (rounding up to the nearest whole share). Distribution of vested shares of common stock will occur on the one (1)-year anniversary of each quarterly vesting date, such that 100% of the shares of common stock subject to the RSU are vested on the fourth (4th) anniversary of the effective date.

(10)	Each RSU vest over three years beginning on the date of grant as follows: 7.5% vest after six months on February 22, 2008, 7.5% vest monthly for next six months (to August 22, 2008), 25% vest monthly for next 12 months (to August 22, 2009) and 60% vest monthly for next 12 months (to August 22, 2010). Distribution of vested shares of common stock will occur on February 22, 2008, February 22, 2009, February 22, 2010 and August 22, 2010.
(11)

Represents the number of SARs for Dr. Lange unvested as of December 31, 2008, not the number of shares of common stock underlying the SAR award. The SAR award vests annually over four (4) years and SARs are automatically exercised upon each vesting date. When the SAR award vests, Dr. Lange will receive compensation equal to the amount, if any, by which the volume weighted average market price of the shares covered by the SAR exceeds the SAR base value for each SAR vested. The SAR base value is a predetermined strike price of $26.45, which represented a 15% premium to the market price on the original grant date. CV Therapeutics currently expects to settle all amounts due under the SARs, if any, using shares of its common stock. The last quarter of the SARs expire on the fourth (4th) year anniversary of the date of grant (January 3, 2009). In May 2007, the Board of Directors approved the cancellation of outstanding SAR awards provided that the individual SAR holder also voluntarily consented to such cancellation, effective June 1, 2007. Excluded from the cancellation of outstanding SAR awards were any and all grants to Dr. Lange. All other Named Executive Officers voluntarily consented to the cancellation of their respective SAR award. Through December 31, 2008, payments to date for all SARs were approximately $0.1 million.

(12)	The SAR holder is not required to pay an exercise price upon exercise of the SAR. Instead, when the SAR vests, the SAR recipient will receive compensation, if any, calculated with reference to the SAR’s base value, which is a predetermined price of $26.45, representing a 15% premium to the market price on the grant date. In May 2007, the Board of Directors approved the cancellation of outstanding SAR awards provided that the individual SAR holder also voluntarily consented to such cancellation, effective June 1, 2007. Excluded from the cancellation of outstanding SAR awards were any and all grants to Dr. Lange. All other Named Executive Officers voluntarily consented to the cancellation of their respective SAR award. Through December 31, 2008, payments for all SARs were approximately $0.1 million.
(13)	24% of the shares subject to the option vest on the one (1)-year anniversary of the date of grant and the remaining shares subject to the option vest at the rate of 2% per month thereafter.

2008 Option Exercises And Stock Vested Table

The following table provides information on each exercise, distribution or settlement of stock options, RSUs or stock appreciation rights, and each vesting of stock, including RSUs and stock appreciation rights, for each Named Executive Officer for the year ended December 31, 2008.

	Option Awards				Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)(1)		Number of Shares Acquired on Distribution (#)		Value Realized on Distribution ($)(2)
Louis G. Lange, M.D., Ph.D	837	(3)	$7,474	(4)
					12,000	(6)	$114,120
					12,000	(6)	101,760
					10,052	(7)	73,480
					10,052	(7)	84,336
					10,052	(7)	112,080
					10,052	(7)	89,563
					1,293	(8)	9,452
					1,294	(8)	10,857
					1,293	(8)	14,417
					1,294	(8)	11,530
					18,750	(9)	130,312

Daniel K. Spiegelman					5,000	(6)	47,550
					5,000	(6)	42,400
					4,688	(9)	32,582

Brent K. Blackburn, Ph.D	10,000	(5)	1,899
	12,500	(5)	41,344
	12,500	(5)	44,469
					5,000	(6)	47,550
					5,000	(6)	42,400
					4,688	(9)	32,582

Tricia Borga Suvari, Esq.					5,000	(6)	47,550
					5,000	(6)	42,400
					4,688	(9)	32,582

Lewis J. Stuart					2,700	(6)	25,677
					2,700	(6)	22,896
					4,688	(9)	32,582

(1)	Value realized is based on the fair market value of CV Therapeutics’ common stock on the date of exercise (or the actual sales price if the shares were sold by the optionee simultaneously with the exercise) minus the exercise price, without taking into account any taxes that may be payable in connection with the transaction.
(2)	Value realized is based on the fair market value of CV Therapeutics’ common stock on the date of distribution without taking into account any taxes that may be payable in connection with the transaction.
(3)	Consists of the gross number of shares of common stock that were earned in 2008 underlying the vested SAR award, without taking into account any taxes that may be payable in connection with the transaction.
(4)	For purposes of the SAR payout on the third (3rd) anniversary of the grant date, the payment amount on the January 2008 settlement date equaled the excess of CV Therapeutics’ stock price on the settlement date over the $26.45 base exercise price for 2007 as well as any compensation received in 2006. CV Therapeutics’ stock price was calculated based on the volume-weighted average price over the preceding one (1)-year measurement period prior to the automatic exercise date. In May 2007, the Board of Directors approved the cancellation of outstanding SAR awards provided that the individual SAR holder also voluntarily consented to such cancellation, effective June 1, 2007. Excluded from the cancellation of outstanding SAR awards were any and all grants to Dr. Lange. All other Named Executive Officers voluntarily consented to the cancellation of their respective SAR award.
(5)	Represents options exercised during the year ended December 31, 2008.
(6)	Represents distribution of vested shares of common stock under the RSUs which vest in forty-eight (48) equal monthly installments beginning on the date of grant. Distribution of vested shares of common stock will occur on the one (1)-year, two (2)-year, three (3)-year and four (4)-year anniversaries of the grant date. There is no exercise price for these RSU grants. Upon payout, the Named Executive Officer is entitled to receive one (1) share of common stock for each one (1) RSU.
(7)

In accordance with Dr. Lange’s Employment Agreement, 20,169 shares of this RSU grant vested effective December 22, 2005; the remaining RSUs vest quarterly over four (4) years starting on the date of grant. Distribution of vested shares of common stock will occur on the one (1)-year anniversary of each quarterly vesting date, such that 100% of the shares of common stock subject to the RSU are vested on the fourth (4th) anniversary of the effective date.

(8)	In accordance with Dr. Lange’s Employment Agreement, 6.25% of the shares of this RSU grant vest at the end of each three (3)-month period beginning on the date of grant (rounding up to the nearest whole share). Distribution of vested shares of common stock will occur on the one (1)-year anniversary of each quarterly vesting date, such that 100% of the shares of common stock subject to the RSU are vested on the fourth (4th) anniversary of the effective date.
(9)	Represents distribution of vested shares of common stock under the RSUs which vest over three years beginning on the date of grant as follows: 7.5% vest after six months on February 22, 2008, 7.5% vest monthly for next six months (to August 22, 2008), 25% vest monthly for next 12 months (to August 22, 2009) and 60% vest monthly for next 12 months (to August 22, 2010). Distribution of vested shares of common stock occurs on February 22, 2008, February 22, 2009, February 22, 2010 and August 22, 2010. There is no exercise price for these RSU grants. Upon payout, the Named Executive Officer is entitled to receive one (1) share of common stock for each one (1) RSU.

Pension Benefits

No Named Executive Officer participates in or has an account balance under qualified or non-qualified defined benefit plans sponsored by CV Therapeutics, and CV Therapeutics does not presently sponsor any such defined benefit plans.

2008 Nonqualified Deferred Compensation Table

The following table provides information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified for each Named Executive Officer for the year ended December 31, 2008. The only relevant plan is CV Therapeutics’ Long-Term Incentive Plan, which is described in greater detail below.

Name	Executive Contributions in 2008 ($)(1)	Registrant Contributions in 2008 ($)(1)	Aggregate Earnings (gain/ (loss)) in 2008 ($)(1)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at December 31, 2008 ($)(1)
Louis G. Lange, M.D., Ph.D.	$—	$—	$(116,081)	$—	$188,604
Daniel K. Spiegelman	—	—	1,114	129,495	—
Brent K. Blackburn, Ph.D.	—	—	4,409	—	106,358
Tricia Borga Suvari, Esq.	—	—	(27,302)	—	109,235
Lewis J. Stuart(2)	—	—	—	—	—

(1)	To date, the only contribution to the Long-Term Incentive Plan has been a Company contribution in 2003, of which 10% vested in January 2004, 20% vested in January 2005 and 70% vested in January 2006, in accordance with the vesting schedule described below. Under the terms of the plan, base salary and bonus deferrals are not permitted as of the effective date; however, the Board of Directors may, at any time or from time to time amend the plan to permit such deferrals. With respect to any Company contribution under the plan, each Named Executive Officer’s individual amount (as well as any other participant’s individual amount) is subject to vesting based on continued service to CV Therapeutics, in accordance with the following schedule set forth in the plan: 10% vests on the one (1)-year anniversary of the date CV Therapeutics contribution is credited; 20% vests on the two (2)-year anniversary of the date CV Therapeutics contribution is credited; and 70% vests on the three (3)-year anniversary of the date CV Therapeutics contribution is credited. Solely for recordkeeping purposes, the plan administrator established a contribution account for each participant, which is credited with the contributions made by such participant or on her or his behalf by CV Therapeutics. The contribution account is further credited or charged with the hypothetical or deemed investment earnings and losses based on hypothetical investment elections made by the participant with respect to his or her contribution account, on a form designated by the plan administrator, from among the investment funds selected by the plan administrator. All Company contributions are distributable only upon certain specified future events, such as the participant’s retirement, disability, death, or termination of employment with CV Therapeutics, the participant’s election of an in-service distribution or a change of control of CV Therapeutics, pursuant to the terms of the plan. The investment funds upon which the hypothetical or deemed investment earnings and losses were based in 2008, and the funds’ annual rates of return for 2008, are as follows: Fidelity Advisor Diversified International Fund, -41.89%; Janus Adviser Balanced Fund, -14.82%; PIMCO Total Return Fund, 4.33%; T. Rowe Price Small-Cap Stock Fund, -33.50%; Wells Fargo Advantage Index Fund, -37.39%; and Wells Fargo Advantage Cash Investment Money Market Fund, 2.51%.
(2)	Mr. Stuart is not a participant in the Long-Term Incentive Plan.

2008 Potential Payments Upon Termination Or Change Of Control Table

The following table provides potential payments that may be made to each Named Executive Officer upon termination or a change of control as defined and pursuant to individual agreements. The amounts shown in the table below assume that the executive was terminated on December 31, 2008 and that the effective date of the change of control was December 31, 2008, and do not include amounts (if any) in which the Named Executive Officer had already vested as of December 31, 2008. The amounts shown below are hypothetical payments calculated using the assumptions required under applicable regulations, and do not represent actual payments to any Named Executive Officer. The actual compensation to be paid can only be determined at the time of a Named Executive Officer’s termination of employment or upon a change of control, as applicable. In the table below, “N/A” indicates that there is no applicable payment.

Name	Benefit	Before Change of Control: Termination w/o Cause or for Good Reason		After Change of Control: Termination w/o Cause or for Good Reason		Voluntary Termination	Death		Disability
Louis G. Lange, M.D., Ph.D(1)	Severance payments	$1,540,000		$1,540,000	(2)	N/A	$1,540,000		$1,540,000
	Bonus payments	2,663,333	(3)	2,663,333	(2)	N/A	2,663,333	(4)	2,663,333	(5)
	Health benefits	28,058	(6)	38,014	(2)	N/A	—	(4)	28,058	(5)
	Equity acceleration	1,483,251	(7)	2,522,481	(8)	N/A	1,483,251	(4)	1,483,251	(5)
	Gross up payment for excise tax	N/A		—	(9)	N/A	N/A		N/A

Daniel K. Spiegelman	Severance payments	N/A		552,000	(10)	N/A	N/A		N/A
	Bonus payments	N/A		360,000	(11)	N/A	N/A		N/A
	Health benefits	N/A		28,058	(12)	N/A	N/A		N/A
	Equity acceleration	N/A		579,466	(8)	N/A	N/A		N/A
	Gross up payment for excise tax	N/A		—	(13)	N/A	N/A		N/A

Brent K. Blackburn, Ph.D	Severance payments	N/A		552,000	(10)	N/A	N/A		N/A
	Bonus payments	N/A		337,500	(11)	N/A	N/A		N/A
	Health benefits	N/A		28,058	(12)	N/A	N/A		N/A
	Equity acceleration	N/A		579,466	(8)	N/A	N/A		N/A
	Gross up payment for excise tax	N/A		—	(13)	N/A	N/A		N/A

Tricia Borga Suvari, Esq.	Severance payments	N/A		522,000	(10)	N/A	N/A		N/A
	Bonus payments	N/A		315,000	(11)	N/A	N/A		N/A
	Health benefits	N/A		18,007	(12)	N/A	N/A		N/A
	Equity acceleration	N/A		579,466	(8)	N/A	N/A		N/A
	Gross up payment for excise tax	N/A		—	(13)	N/A	N/A		N/A

Lewis J. Stuart	Severance payments	N/A		471,000	(10)	N/A	N/A		N/A
	Bonus payments	N/A		315,000	(11)	N/A	N/A		N/A
	Health benefits	N/A		27,886	(12)	N/A	N/A		N/A
	Equity acceleration	N/A		515,917	(12)	N/A	N/A		N/A
	Gross up payment for excise tax	N/A		—	(13)	N/A	N/A		N/A

(1)	Dr. Lange’s minimum base salary pursuant to his amended and restated Employment Agreement with CV Therapeutics, effective as of December 1, 2007, was $770,000 per year effective January 1, 2008, and may be increased by the Compensation Committee from time to time as described in the section entitled “Certain Relationships and Related Transactions—CEO Employment Agreement,” below. The Employment Agreement has an eight (8)-year term from the original December 2005 effective date, provided that either CV Therapeutics or Dr. Lange may terminate his employment at any time and for any reason. In the event of such a termination by CV Therapeutics without cause or by Dr. Lange for good reason, or if Dr. Lange’s employment with CV Therapeutics ceases due to his death or disability, CV Therapeutics is required to make a severance payment to Dr. Lange (or his beneficiaries) in the amount of 200% of his base salary, in a lump sum. The Employment Agreement provides that as consideration for the severance payments, Dr. Lange agrees to be bound by a non-solicitation covenant for a period of one (1) year after termination of employment, a non-disparagement covenant for a period of one (1) year after termination of employment, and a confidentiality covenant.
(2)	Includes all payments defined in the column entitled “Before Change of Control: Termination without Cause or for Good Reason” plus the extension of health benefit premiums paid by CV Therapeutics for Dr. Lange and his family from 18 months to 24 months following a change of control of CV Therapeutics. The contracts for medical, dental and vision are from January 1, 2009 to December 31, 2009. The costs reflected in the table above include the full premium plus a 2% administrative fee for COBRA.

(3)	In the event of such a termination by CV Therapeutics without cause or by Dr. Lange for good reason (including a termination by reason of Dr. Lange’s death or disability), under the Employment Agreement CV Therapeutics is required to make a severance payment, in a lump sum, to Dr. Lange in the amount of 200% of his average annual bonus (with such average annual bonus to be calculated based on the annual bonuses received by Dr. Lange in the three (3) full calendar years prior to the year in which such termination occurs), and a pro rata amount of his target annual bonus for the year in which such termination occurs. In 2008, Dr. Lange’s annual bonus was 200% of his base salary.
(4)	The amounts shown in the column entitled “Death” include all payments in the column entitled “Before Change of Control: Termination Without Cause or for Good Reason” except health benefits.
(5)	The amounts shown in the column entitled “Disability” include all payments in the column entitled “Before Change of Control: Termination Without Cause or for Good Reason.”
(6)	Under the Employment Agreement with Dr. Lange, CV Therapeutics will continue to pay health benefit premiums for Dr. Lange and his family for 18 months (or, if such termination occurs within 18 months following a change of control, 24 months) following such termination. The contracts for medical, dental and vision are from January 1, 2009 to December 31, 2009. The costs reflected in the table above include the full premium plus a 2% administrative fee for COBRA.
(7)	In connection with a termination of Dr. Lange’s employment with CV Therapeutics without cause or for good reason, all of his outstanding options to purchase common stock will vest in full, his RSU grants will continue to vest for an additional twelve (12) months and the time during which Dr. Lange may exercise his options will be extended. The value realized upon acceleration is calculated based on the intrinsic value of the option or RSU as of December 31, 2008.
(8)	In the event of a change of control of CV Therapeutics, under the 2000 Incentive Plan, each outstanding stock award shall, automatically and without further action by CV Therapeutics, become fully vested and/or exercisable with respect to all of the shares of common stock subject thereto, and all shares of common stock subject to outstanding RSUs shall be distributed to holders thereof, no later than five (5) business days before the closing of such change of control. In addition, to the extent permitted by law, any surviving corporation or acquiring corporation in a change of control may assume any such stock awards outstanding under the 2000 Incentive Plan or substitute similar stock awards (including awards to acquire the same consideration paid to the stockholders in the change of control) for those outstanding under the 2000 Incentive Plan. In the event any surviving corporation or acquiring corporation does not assume such stock awards or substitute similar stock awards for those outstanding under the 2000 Incentive Plan, then the stock awards shall terminate if not exercised at or prior to the closing of the change of control. The value realized upon acceleration is calculated based on the intrinsic value of the option or RSU as of December 31, 2008.
(9)	CV Therapeutics is obligated to make a gross-up payment to Dr. Lange in the event that there is a change in control and the severance payment is subject to excise taxes. Based on the calculations above, no severance payment is subject to excise tax.
(10)	In the event of termination of employment by CV Therapeutics without cause or for good reason (including a termination by reason of death or disability), CV Therapeutics is required to make a severance payment to the Named Executive Officer (or his or her beneficiaries) in the amount of 18 months worth of base salary, in a lump sum. Such benefits will terminate immediately if the Named Executive Officer, at any time, violates any proprietary information or confidentiality obligation of CV Therapeutics. For purposes of the amounts shown above, the calculation is based on the base salary amount for 2008 for each Named Executive Officer.
(11)	In the event of such a termination of employment by CV Therapeutics without cause or for good reason (including a termination by reason of death or disability), CV Therapeutics is required to make a severance payment, in a lump sum, in the amount of 150% of the bonus paid in the year immediately preceding the effective date of the change of control of CV Therapeutics. For purposes of the amounts shown above, the calculation is based on the annual discretionary cash bonus amount for 2008 (paid in 2009) for each Named Executive Officer.
(12)	CV Therapeutics will continue to pay health benefit premiums for the Named Executive Officer and his or her family for 18 months (following a change of control) following such termination. The contracts for medical, dental and vision are from January 1, 2009 to December 31, 2009. The costs reflected in the table above include the full premium plus a 2% administrative fee for COBRA.
(13)	CV Therapeutics is obligated to make a gross-up payment to the Named Executive Officer in the event that the severance payment is subject to excise taxes. Based on the calculations above, no severance payment is subject to excise tax.

Director Compensation

Cash Compensation

During the year ended December 31, 2008, CV Therapeutics’ non-employee directors receive an annual retainer of $30,000 and a payment of $5,000 per meeting for each of the regularly scheduled meetings of the Board of Directors attended (or $1,000 if attendance is by telephone). Effective May 20, 2008, the Board of Directors appointed Mr. Lee as the lead non-employee director. As part of this appointment, Mr. Lee’s annual retainer increased from $30,000 to $45,000 effective as of May 20, 2008 (prorated for 2008). Members of the Audit, Compensation and Nominating and Governance Committees each receive an additional annual retainer of $10,000 for each committee on which the member serves, except that the chair of each of the Audit, Compensation and Nominating and Governance Committees receives an additional annual retainer of $25,000, $20,000 and $15,000, respectively. Directors are also reimbursed for reasonable expenses in connection with attendance at Board of Directors and committee meetings. For each Board of Directors member, the aggregate total annual retainer owed to such Board of Directors member is paid in quarterly installments each year. Dr. Lange is not separately compensated for his services as a director.

Equity Compensation

Historically, each of CV Therapeutics’ non-employee directors received stock option grants to purchase shares of common stock under the Non-Employee Directors’ Stock Option Plan or Directors’ Plan which was terminated with Board of Directors and stockholder approval in 2005. No options were granted under the Directors’ Plan during the year ended December 31, 2008.

In 2005, CV Therapeutics instituted its Non-Employee Director Equity Compensation Policy (the Director Equity Policy), under which CV Therapeutics’ non-employee directors automatically receive grants of stock awards under the 2000 Incentive Plan. However, options outstanding at the time of such termination remained outstanding under the Directors’ Plan.

Under the Director Equity Policy, all non-employee directors of CV Therapeutics receive option grants on the same terms and conditions as those previously set forth in the Directors’ Plan. Specifically, commencing after CV Therapeutics’ 2005 Annual Meeting held on May 26, 2005, and with respect to each annual meeting of stockholders at which directors are elected thereafter, each non-employee director initially elected to be a non-employee director by the Board of Directors or stockholders will, upon such initial election, automatically be awarded an option to purchase 25,000 shares of common stock with an exercise price equal to one hundred percent (100%) of the fair market value on the date of grant (the Initial Option). Additionally, commencing with the grants on the date of CV Therapeutics’ 2008 annual meeting held on May 20, 2008, each annual meeting of stockholders at which directors are elected thereafter, each existing non-employee director will automatically be awarded an option to purchase 15,000 shares of common stock (the Annual Replenishment Option) with an exercise price equal to one hundred percent (100%) of the fair market value on the date of grant. Grants of stock awards to CV Therapeutics’ non-employee directors are made under the 2000 Incentive Plan. Effective May 20, 2008, the Board of Directors appointed Mr. Lee as the lead non-employee director. As part of this appointment, Mr. Lee’s annual replenishment option will increase from 15,000 shares to 22,500 shares, granted May 20, 2008 (with all other terms the same as for other non-employee directors).

Each Initial Option and Annual Replenishment Option is a nonstatutory stock option subject to the terms and conditions of the 2000 Incentive Plan. Each Initial Option vests at the rate of 1/36th per month over thirty six (36) months from the date of grant of the Initial Option, and each Annual Replenishment Option vests at the rate of 1/12th per month over twelve (12) months from the date of grant. Furthermore, Initial Options and Annual Replenishment Options vest only during the optionholder’s Continuous Service (as defined in the 2000 Incentive Plan); provided, however, that the Compensation Committee has the power to accelerate the time during which an option granted under the Director Equity Policy may vest or be exercised.

Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) six (6) months after the date of termination of the optionholder’s Continuous Service (or such longer or shorter period as the Compensation Committee may specify), or, if the termination of Continuous Service is due to the optionholder’s death, eighteen (18) months after the date of the optionholder’s death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution (or such longer or shorter period as the Compensation Committee may specify).

During the year ended December 31, 2008, Annual Replenishment options to acquire 15,000 shares of common stock at an exercise price of $8.74 per share equal to one hundred percent (100%) of the fair market value (as defined in the 2000 Incentive Plan) on the date of grant were granted to each non-employee member of the Board of Directors under the 2000 Incentive Plan, in accordance with the Director Equity Policy. Mr. Lee was appointed as the lead non-employee director of CV Therapeutics on May 20, 2008 and in connection with his appointment as a lead non-employee director, Mr. Lee received an option grant of 22,500 shares of common stock with an exercise price of $8.74 per share, equal to one hundred percent (100%) of the fair market value (as defined in the 2000 Incentive Plan) on the date of grant.

2008 Director Compensation Table

The following table provides information concerning the compensation of CV Therapeutics’ non-employee directors for the year ended December 31, 2008.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)		Total ($)
Santos J. Costa	$83,181	$69,015	N/A		$152,196
Joseph M. Davie, M.D., Ph.D.	67,000	194,613	N/A		261,613
Thomas L. Gutshall	76,272	69,015	N/A		145,287
Peter Barton Hutt, Esq.(4)(5)	24,275	17,971	$227,000	(5)	269,246
Kenneth B. Lee Jr.	108,412	93,605	N/A		202,017
Barbara J. McNeil, M.D., Ph.D.(4)(6)	29,003	17,971	227,000	(5)	273,974
Thomas E. Shenk, Ph.D.	65,000	69,015	N/A		134,015

(1)	See the section entitled “Director Compensation – Cash Compensation,” above, for a description of the cash compensation program for CV Therapeutics’ non-employee directors during the year ended December 31, 2008. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned.
(2)	Total amounts disclosed represent stock-based compensation expense for 2008 as calculated under FAS 123R. See “Note 14—Stock-Based Compensation” in the Notes to the financial statements in CV Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2008 for a description of how FAS 123R compensation expense is calculated. See the section entitled “Director Compensation—Equity Compensation,” above, for a description of CV Therapeutics’ Director Equity Policy and the specific terms of the stock options granted to CV Therapeutics’ non-employee directors during the year ended December 31, 2008. The grant date fair value of option awards granted in 2008 is as follows: $79,781 for Mr. Costa, $79,781 for Dr. Davie, $79,781 for Mr. Gutshall, $119,671 for Mr. Lee, and $79,781 for Dr. Shenk. The aggregate number of stock option awards outstanding as of December 31, 2008 is as follows: 85,000 shares for Mr. Costa, 55,000 shares for Dr. Davie, 75,000 for Mr. Gutshall, 92,500 for Mr. Hutt, 92,500 for Mr. Lee, 71,250 for Dr. McNeil and 62,500 for Dr. Shenk. There were no options that were repriced or otherwise materially modified during 2008. There were no option forfeitures.
(3)	None of CV Therapeutics’ non-employee directors received any “perquisites” during 2008.
(4)

Mr. Hutt and Dr. McNeil resigned from the Board of Directors, effective May 18, 2008. Amounts disclosed on this table represent compensation earned while Mr. Hutt and Dr. McNeil served as Directors of CV Therapeutics except for certain amounts that have been included in the “All Other Compensation” column in the table above. See Note 5 and Note 6 of this table for further information. On May 19, 2008, Mr. Hutt and Dr. McNeil each entered into a consulting agreement with CV Therapeutics, providing advisory services to the Board of Directors. The consulting agreements provides for the following: Mr. Hutt and Dr. McNeil will each receive $75,000 over the term of the agreement which will be one year. $5,000 will be paid upon the effective date of the agreement (May 19, 2008) and the remainder to be paid in increments of $17,500 in 4 quarterly installments (May 19, August 19, November 19, February 19 over the remainder of the term). In addition, Mr. Hutt and Dr. McNeil will receive an option grant for 15,000 shares with a grant date on May 20, 2008, exercisable until May 20, 2010. These option grants will vest quarterly over a 1 year period. As part of their consulting agreements, Mr. Hutt and Dr. McNeil’s options granted at the 2007 stockholder’s meeting will vest based on their present vesting schedules and shall remain exercisable until May 20, 2010. Any existing option that is fully vested shall remain exercisable until the earlier of (i) May 20, 2010 or (ii) the original expiration date of the full 10 year term of such option. Under the Director Equity Policy approved by the Board of Directors in 2005, options terminate upon the earlier of 10 years after date of grant or 6 months after the date of termination of the option holder’s continuous service. For Mr. Hutt and Dr. McNeil, their options would normally terminate upon the earlier of 10 years from date of grant or November 20, 2009, six months after their consulting agreements expire. However based on the terms of the consulting agreement, Mr. Hutt and Dr. McNeil remain exercisable until May 20, 2010, thus giving them an additional 6 months of extended exercisability.
(5)	Consists of amounts earned when Mr. Hutt was a consultant to CV Therapeutics. Amounts earned while Mr. Hutt became a consultant are as follows: consulting fees of $75,000 and stock compensation expense of $152,000 related to vesting of stock options.
(6)	Consists of amounts earned when Dr. McNeil was a consultant to CV Therapeutics. Amounts earned while Dr. McNeil became a consultant are as follows: consulting fees of $75,000 and stock compensation expense of $152,000 related to vesting of stock options.

REPORT OF THE COMPENSATION COMMITTEE*

The Compensation Committee of the Board of Directors has reviewed and discussed the “Compensation Discussion and Analysis” contained in this Information Statement with management. Based on the Compensation Committee’s review of and the discussions with management with respect to the “Compensation Discussion and Analysis,” the Compensation Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this Information Statement for filing with the SEC.

From the 2008 members of the Compensation Committee of the Board of Directors:

Santo J. Costa (Chair)

Joseph M. Davie, M.D., Ph.D.

Kenneth B. Lee, Jr.

*	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of CV Therapeutics under the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION COMMITTEE INTERLOCKS

AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2008, the following individuals served on the Compensation Committee of the Board of Directors: Santo J. Costa, Joseph M. Davie, M.D., Ph.D. and Kenneth B. Lee, Jr. There are and were no interlocking relationships between the Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Annex I-A

NOMINATING AND GOVERNANCE COMMITTEE CHARTER

of the Nominating and Governance Committee

of CV Therapeutics, Inc.

This Nominating and Governance Committee Charter was adopted by the Board of Directors (the “Board”) of CV Therapeutics, Inc., a Delaware corporation (the “Company” or “CVT”) on May 26, 2005, and amended and restated by the Board on February 5, 2008.

I.	Purpose

The purpose of the Nominating and Governance Committee (the “Committee”) of the Board is to assist the Board in discharging the Board’s responsibilities regarding:

(a) the identification of qualified candidates to become Board members;

(b) the selection of nominees for election as directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

(c) the selection of candidates to fill any vacancies on the Board;

(d) the determination of director qualification standards;

(e) monitoring of board member independence and the resolution of potential issues or conflicts;

(f) oversight of the evaluation of the board, including annual board self-evaluations;

(g) oversight of the administration of the Company’s bylaws relating to security holder recommendations for director nominees and, if appropriate or desirable, the adoption of additional policies relating to security holder recommendations for director nominees; and

(h) oversight and approval of the membership and composition of the boards of directors of the Company’s subsidiaries, direct and indirect.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

II.	Membership

The Committee shall be composed of two (2) or more directors, as determined by the Board, each of whom (a) satisfies the independence requirements of the NASDAQ and of the Securities and Exchange Commission (“SEC”), and (b) has experience, in the business judgment of the Board, that would be helpful in addressing the matters delegated to the Committee.

The members of the Committee, including the Chair of the Committee, shall be appointed by the Board. Committee members may be removed from the Committee, with or without cause, by the Board. Any action duly taken by the Committee shall be valid and effective, whether or not the members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership provided herein.

I-A-1

III.	Meetings and Procedures

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with the provisions of the Company’s bylaws that are applicable to the Committee.

The Committee shall meet on a regularly scheduled basis at least two times per year and more frequently as the Committee deems necessary or desirable. In addition, the Committee members shall work to ensure that the independent directors of the Board shall have executive sessions at least two (2) times per year.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company’s management, or any other person whose presence the Committee believes to be desirable and appropriate. Notwithstanding the foregoing, the Committee may exclude from its meetings any person it deems appropriate.

The Committee may retain any independent counsel, experts or advisors that the Committee believes to be desirable and appropriate. The Committee may also use the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such persons employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms.

The Chair shall report to the Board regarding the activities of the Committee at appropriate times and as otherwise requested by the Chairman of the Board.

IV.	Duties and Responsibilities

1.    (a) At an appropriate time prior to each annual or special meeting of stockholders at which directors are to be elected or reelected, the Committee shall recommend to the Board for nomination by the Board such candidates as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

(b) At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, the Committee shall recommend to the Board for appointment by the Board to fill such vacancy, such prospective member of the Board as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

(c) For purposes of (a) and (b) above, the Committee may consider the following criteria, among others the Committee shall deem appropriate, in recommending candidates for election to the Board:

(i) personal and professional integrity, ethics and values;

(ii) experience in corporate management, such as serving as an officer or former officer of a publicly held company;

(iii) experience in the Company’s industry and with relevant policy concerns;

(iv) experience as a board member of another publicly held company;

(v) academic expertise in an area of the Company’s operations; and

(vi) practical and mature business judgment.

I-A-2

(d) In considering whether to recommend any incumbent director be nominated for re-election, the Committee shall take into account whether or not the incumbent director has tendered an irrevocable resignation that will be effective upon (i) the failure of such director to receive the required vote at the next meeting at which such director faces re-election and (ii) acceptance of such resignation by the Board in accordance with Section 8 of the Company’s bylaws. In addition, in considering whether to recommend that the Board nominate an individual who is not an incumbent director for election to the Board, or to fill a director vacancy or new directorship, the Committee shall take into account whether such director has agreed to tender a resignation of the type described in the preceding sentence prior to being nominated for election.

(e) With respect to any incumbent director who fails to receive the required vote for re-election in any meeting for the election of directors at which a quorum is present and at which there is no Contested Election (as defined in Section 8 of the Company’s bylaws), unless the Board has established an alternative committee as provided under Section 8 of the Company’s bylaws, the Committee shall recommend to the Board whether to accept or reject any previously tendered resignation by such director on behalf of the Company, or whether any other action should be taken, and the Committee may request that such director submit his or her resignation to the Company and may take such other actions (if any) as are contemplated to be taken by the Committee pursuant to Section 8 of the Company’s bylaws.

2. The Committee shall be responsible for determining director qualification standards and policies, if any.

3. The Committee shall be responsible for monitoring the independence of Board members under the independence requirements of the NASDAQ and of the SEC and the resolution of potential issues or conflicts.

4. The Committee shall oversee the Board in the Board’s annual self-evaluation of its performance.

5. The Committee shall oversee the administration of the Company’s bylaws relating to security holder recommendations for director nominees and, if appropriate or desirable, the Committee shall develop and recommend to the Board additional policies regarding the consideration of director candidates recommended by the Company’s security holders and procedures for submission by security holders of director nominee recommendations.

6. The Committee shall oversee and approve the membership and composition of the boards of directors of the Company’s subsidiaries, direct and indirect.

7. The Committee shall evaluate its own performance on an annual basis, including its compliance with this Charter, and provide the Board with any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.

8. The Committee shall periodically report to the Board on its findings and actions.

9. The Committee shall review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.

V.	Delegation of Duties

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee, to the extent consistent with the Company’s certificate of incorporation and bylaws and applicable laws and rules of markets in which the Company’s securities then trade.

I-A-3

ANNEX II

745 Seventh Avenue New York, NY 10019 United States

March 12, 2009

Board of Directors

CV Therapeutics, Inc.

3172 Porter Drive

Palo Alto, California, 90304

Members of the Board of Directors:

We understand that CV Therapeutics, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger, dated as of March 12, 2009 (the “Merger Agreement”), by and among Gilead Sciences, Inc., (the “Purchaser”), Apex Acquisition Sub, Inc., a wholly owned subsidiary of the Purchaser (“Acquisition Sub”) and the Company, which provides, among other things, (i) for the commencement by Acquisition Sub of a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock of the Company (the “Company Common Stock”) at a price of $20.00 per share (the “Offer Price”) net to the seller in cash, and (ii) that following the purchase of shares tendered in response to the Offer, Acquisition Sub will be merged with and into the Company with the Company surviving the merger (the “Merger” and together with the “Offer”, the “Proposed Transaction”). We further understand that following the consummation of the Offer, in the Merger, each share of Company Common Stock not tendered in the Offer and then outstanding (other than any shares held by the Company, the Purchaser, Acquisition Sub or any wholly owned subsidiary of the Company or the Purchaser) will be converted into the right to receive the Offer Price, in cash. The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than the Purchaser and its affiliates) of the Offer Price to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Offer Price to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Proposed Transaction set forth therein, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company which reflect, among other things, financial projections with respect to the products Ranexa and Lexiscan® (the “Company Projections”), (4) the trading history of the Company Common Stock from March 11, 2008 to March 11, 2009 and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical results, present financial condition, and projected performance of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (7) published estimates of independent research analysts’ with respect to the future financial performance of the Company, and (8) the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to the purchase of all or a part of the Company. In addition, we have had discussions with the management of the Company concerning the businesses, operations, assets, liabilities, financial condition and prospects of the Company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

II-1

Board of Directors

CV Therapeutics, Inc.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company we have assumed that the Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with the Company Projections. In addition, for purposes of our analysis, we have also considered certain sensitized analyses based on estimates and assumptions of the management of the Company. We have discussed these sensitized analyses with the management of the Company and the Company has agreed with the appropriateness of the use of such sensitized analyses in performing our analysis. We assume no responsibility for and we express no view as to the Company Projections or other estimates of future performance provided to us by the Company’s management or as to the assumptions relied upon by the management of the Company in preparing the Company Projections and other estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Price to be offered to the stockholders of the Company (other than the Purchaser and its affiliates) in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which are payable upon rendering this opinion and a significant portion of which are contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Purchaser in the past, and have received customary fees for such services. Specifically, in the past two years, we or our affiliates have (i) provided investment banking and financial services for the Company in connection with the Company’s partnership collaboration efforts and (ii) provided risk management services for the Purchaser in connection with foreign currency transactions. We may perform investment banking and financial services for the Purchaser in the future and, in such case, expect to receive customary fees for such services. In the ordinary course of our business, we and our affiliates may actively trade in the common shares and other securities of the Company and the Purchaser for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Offer or as to how any stockholder should vote at any stockholders’ meeting to be held in connection with the Proposed Transaction.

BARCLAYS CAPITAL INC.

II-2

ANNEX III

PERSONAL AND CONFIDENTIAL

March 12, 2009

Board of Directors

CV Therapeutics, Inc.

3172 Porter Drive

Palo Alto, California 94304

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Offeror (as defined below) and any of its affiliates) of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CV Therapeutics, Inc. (the “Company”) of the $20.00 per Share in cash proposed to be paid to such holders pursuant to the Agreement (as defined below). The Agreement and Plan of Merger, dated as of March 12, 2009 (the “Agreement”), among Gilead Sciences, Inc. (“Parent”), Apex Merger Sub, Inc., a wholly owned subsidiary of Parent (the “Offeror”), and the Company provides for a tender offer (the “Offer”) for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Agreement, Offeror will pay $20.00 per Share in cash for each Share accepted. The Agreement further provides that, following consummation of the Offer, Offeror will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transactions”) and each outstanding Share (other than certain Shares specified in the Agreement) will be converted into the right to receive $20.00 in cash, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Offeror, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Board of Directors of the Company (the “Board of Directors”) in connection with, and have participated in certain of the negotiations relating to, the Transactions. We expect to receive fees for our services in connection with our engagement, a substantial portion of which is contingent upon consummation of a sale of the Company, including as a result of the Transactions, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as co-manager with respect to a private placement of Parent’s 0.500% and 0.625% convertible senior notes due 2011 and 2013, respectively (aggregate principal amount $1,300,000,000) in April 2006; and as sole advisor on a $500,000,000 accelerated share repurchase in March 2008. We also may provide investment banking and other financial services to the Company, Offeror, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31,

III-1

Board of Directors

CV Therapeutics, Inc.

March 12, 2009

Page Two

2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company (the “Forecasts”), including certain sensitivity analyses to such Forecasts, prepared by its management and approved for our use by the Board of Directors. We also have held discussions with members of the senior management of the Company and the Board of Directors regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including the sensitivity analyses to the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology and specialty pharmaceuticals industries and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Parent, Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company (including the offer to purchase and related letter of transmittal contained in the Tender Offer Statement filed with the Securities and Exchange Commission on February 27, 2009, by Sturgeon Acquisition, Inc., Astellas US Holding, Inc. and Astellas Pharma Inc., in respect of the Shares, as to which we rendered an opinion to the Board of Directors on March 11, 2009). This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $20.00 per Share in cash proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, Offeror, Parent or any of their respective affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company, Offeror or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, Offeror or Parent, or class of such persons in connection with the Transactions, whether relative to the $20.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

III-2

Board of Directors

CV Therapeutics, Inc.

March 12, 2009

Page Three

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $20.00 per Share in cash proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

III-3